Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 05/10/16	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, General Counsel
Miami International Securities Exchange, LLC
7 Roszel Road, 5th Floor
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: May 10, 2016 By: [signature]
Barbara J. Comly, General Counsel

Subscribed and sworn before me this 10th day of May, 2016.

[signature]
Jane Sciarra
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

RECEIVED
2016 AUG -9 PM 2:21
SEC / TM


MIAX Options

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

SEC
Mail Processing
Section
AUG 09 2016
Washington DC
412

August 8, 2016

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Miami International Securities Exchange, LLC ("MIAX Options")
Amendment No. 35 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment No. 35 to the Form 1 Application of MIAX Options, which includes the following changes:

Exhibit F – Updated Membership Forms

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
("MIAX OPTIONS")

Form 1 Amendment No. 32
Annual Filing

May 10, 2016

EXHIBIT D	Financial statements for each subsidiary or affiliate of the exchange.
EXHIBIT I	Audited financial statements of the applicant for the latest fiscal year.
EXHIBIT K	Shareholders owning 5% or more of the applicant.
EXHIBIT M	List of members of the exchange.
EXHIBIT N	Schedule of securities listed or traded pursuant to unlisted trading privileges on the exchange.

Exhibit D

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Response:

1. Unaudited unconsolidated financial statements of Miami International Holdings, Inc. as of December 31, 2015 are attached.

2. Unaudited unconsolidated financial statements of Miami International Technologies, LLC as of December 31, 2015 are attached.

3. Miami International Futures Exchange, LLC, MIAX Global, LLC and MIAX PEARL, LLC are not yet active and financial statements are not available for these companies.

1

MIAMI INTERNATIONAL HOLDINGS, INC.

Financial Statements
December 31, 2015 and 2014

(Unaudited)

MIAMI INTERNATIONAL HOLDINGS, INC.
UNCONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	2015	2014
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 444,357	$ 2,427
Prepaid and other current assets	605,468	396,017
Due from subsidiaries (to MIH)	233,000,989	180,969,723
Total current assets	234,050,814	181,368,167
Fixed assets, net of depreciation and amortization	5,283,061	4,189,241
Other assets	13,919	12,886
Total assets	$ 239,347,794	$ 185,570,294
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and other liabilities	$ 3,218,894	$ 3,857,394
Accrued compensation payable	1,405,304	1,379,478
Loans payable - non-related party	4,655,573	9,101,993
Loans payable - related party	6,238,922	7,581,927
Total current liabilities	15,518,693	21,920,792
Long term debt	-	-
Warrants with puttable shares (cash obligation as of December 31, 2015,0) (See Note 8 to consolidated Financial statements)	27,532,476	-
Total liabilities	43,051,169	21,920,792
SHAREHOLDERS' EQUITY		
Preferred stock - series B, par value $0.001 (25,000,000 authorized, 6,000 issued and outstanding)	6	-
Common Stock, par value $0.001 (400,000,000 authorized, 60,189,136 issued and outstanding at December 31, 2015, 54,190,904 issued and outstanding at December 31, 2014)	60,189	54,191
Additional paid in capital in excess of par	329,568,810	275,617,741
Accumulated deficit	(133,332,380)	(112,022,430)
Total shareholders' equity	196,296,625	163,649,502
Total liabilities and shareholders' equity	$ 239,347,794	$ 185,570,294

MIAMI INTERNATIONAL HOLDINGS, INC.
UNCONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Years Ended December 31,	
	2015	2014
REVENUES		
Other revenue	$ -	$ -
Total revenues	-	-
OPERATING EXPENSES		
Employee compensation and benefits	5,031,243	3,752,014
Information technology and communication costs	175,080	20,403
Depreciation and amortization	334,116	335,169
Occupancy costs	350,219	344,492
Professional services	1,556,491	1,134,777
Financial and banking consulting services	521,948	822,574
Share based compensation to third parties	770,612	1,260,684
Directors' fees	519,351	697,196
Other	718,750	606,089
Total operating expenses	9,977,810	8,973,398
OPERATING LOSS	(9,977,810)	(8,973,398)
Interest expense	(2,243,136)	(1,903,438)
Amortization of debt discount and beneficial conversion feature	(1,181,506)	(2,168,458)
Financing related costs	(7,907,498)	(5,441,915)
LOSS BEFORE INCOME TAX AND NET LOSS	$ (21,309,950)	$ (18,487,209)

MIAMI INTERNATIONAL HOLDINGS, INC.
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Years Ended December 31,	
	2015	**2014**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (21,309,950)	$ (18,487,209)
Adjustments to reconcile net loss to net cash used in operating activities		
Amortization of debt discount	387,976	476,674
Amortization of beneficial conversion	793,529	1,691,784
Debt conversion expense	1,979,652	-
Financing related costs - letter of credit	401,587	324,965
Restricted cash	-	125,000
Depreciation expense	334,116	335,169
Share based compensation expense	4,604,524	4,780,622
Changes in operating assets and liabilities		
Due from subsidiaries (to MIH)	(52,031,266)	(46,038,666)
Share based compensation expense allocated to subsidiaries	48,017,183	32,920,777
Prepaid and other current assets	(209,450)	(231,157)
Other assets	(1,032)	768
Accounts payable and other liabilities	(638,500)	1,857,026
Accrued compensation payable	25,826	180,932
Net cash used in operating activities	(17,645,805)	(22,063,315)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(997,715)	(1,712,344)
Net cash used in investing activities	(997,715)	(1,712,344)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from short-term debt - related party	11,025,049	6,945,116
Repayments of short-term debt - related party	(6,716,349)	(5,000,119)
Proceeds from short-term debt - non-related party	7,142,053	6,895,933
Repayments of short-term debt - non-related party	(8,843,635)	(4,964,467)
Proceeds from issuance of series B preferred stock	59,002	-
Proceeds from issuance of common stock	16,419,330	19,884,732
Net cash provided by financing activities	19,085,450	23,761,195
Increase (decrease) in cash and cash equivalents	441,930	(14,464)
Cash and cash equivalents at beginning of year	2,427	16,891
Cash and cash equivalents at end of year	$ 444,357	$ 2,427
Cash paid during the year for interest	$ 1,252,462	$ 745,976
Conversion of short term loan to common stock	$ 8,685,434	$ 2,200,000

MIAMI INTERNATIONAL HOLDINGS, INC.
UNCONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
December 31, 2015 and 2014
(UNAUDITED)

	Preferred Stock - Series B		Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Shareholders Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balance, December 31, 2013	-	$ -	48,252,836	$ 48,253	$ 212,953,190	$ (93,535,221)	$ 119,466,222
Issuance of common stock	-	-	3,688,308	3,689	19,343,751	-	19,347,440
Issuance of warrants with common stock	-	-	-	-	537,292	-	537,292
Issuance of common stock - debt conversions	-	-	440,000	440	2,199,560	-	2,200,000
Issuance of common stock - short-term debt	-	-	66,426	66	332,062	-	332,128
Issuance of warrants with short-term debt, short-term debt amendments and letter of credit	-	-	-	-	1,291,627	-	1,291,627
Beneficial conversion feature	-	-	-	-	1,678,525	-	1,678,525
Share based compensation - issuance of common stock net of forfeitures for employees and consultants	-	-	1,743,334	1,743	2,774,747	-	2,776,490
Share based compensation - issuance of warrants - common stock	-	-	-	-	1,568,989	-	1,568,989
Share based compensation - issuance of warrants - strategic investors	-	-	-	-	27,067,862	-	27,067,862
Share based compensation - issuance of options net of forfeitures	-	-	-	-	5,870,136	-	5,870,136
Net loss	-	-	-	-	-	(18,487,209)	(18,487,209)
Balance, December 31, 2014	-	-	54,190,904	54,191	275,617,741	(112,022,430)	163,649,502
Issuance of common stock	-	-	1,858,335	1,858	11,050,413	-	11,052,271
Issuance of warrants with common stock	-	-	-	-	97,679	-	97,679
Issuance of common stock - warrant exercise price reduction offering	-	-	1,609,989	1,610	5,267,770	-	5,269,380
Issuance of warrants with warrant exercise price reduction offering	-	-	-	-	368,439	-	368,439
Issuance of common stock - debt conversions	-	-	1,999,367	1,999	8,683,434	-	8,685,434
Issuance of common stock - short-term debt	-	-	175,874	176	695,413	-	695,589
Issuance of warrants with short-term debt, short-term debt amendments and letter of credit	-	-	-	-	1,529,796	-	1,529,796
Beneficial conversion feature	-	-	-	-	531,624	-	531,624
Debt conversion expense	-	-	-	-	1,979,652	-	1,979,652
Warrants with puttable shares	-	-	-	-	(27,532,476)	-	(27,532,476)
Employee stock transactions	6,000	6	4,667	5	58,991	-	59,002
Share based compensation - issuance of common stock net of forfeitures for employees and consultants	-	-	350,000	350	3,199,594	-	3,199,944
Share based compensation - issuance of warrants - common stock	-	-	-	-	704,580	-	704,580
Share based compensation - issuance of warrants - strategic investors	-	-	-	-	42,443,153	-	42,443,153
Share based compensation - issuance of options net of forfeitures	-	-	-	-	4,873,006	-	4,873,006
Net loss	-	-	-	-	-	(21,309,950)	(21,309,950)
Balance, December 31, 2015	6,000	$ 6	60,189,136	$ 60,189	$ 329,568,810	$ (133,332,380)	$ 196,296,625

2

MIAMI INTERNATIONAL TECHNOLOGIES, LLC

Financial Statements
December 31, 2015

(Unaudited)

MIAMI INTERNATIONAL TECHNOLOGIES, LLC
BALANCE SHEET
(UNAUDITED)

	2015
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 9,628
Prepaid and other current assets	85,883
Total current assets	95,511
Fixed assets, net of depreciation and amortization	-
Other assets	4,387
Total assets	$ 99,898
LIABILITIES AND MEMBER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable and other liabilities	$ 41,299
Accrued compensation payable	353,021
Due to MIH	1,825,572
Total current liabilities	2,219,892
Long term debt	-
Total liabilities	2,219,892
DEFICIT IN MEMBER'S EQUITY	
Accumulated losses	(2,119,994)
Total member's deficit	(2,119,994)
Total liabilities and deficit in member's equity	$ 99,898

MIAMI INTERNATIONAL TECHNOLOGIES, LLC
STATEMENT OF OPERATIONS
(UNAUDITED)

	Year Ended December 31, 2015
REVENUES	
Other revenue	$ 65,000
Total revenues	65,000
OPERATING EXPENSES	
Employee compensation and benefits	1,930,443
Information technology and communication costs	2,596
Depreciation and amortization	-
Occupancy costs	20,414
Professional services	7,932
Financial and banking consulting services	76,015
Share based compensation to third parties	-
Directors' fees	-
Other	54,423
Total operating expenses	2,091,823
OPERATING LOSS	(2,026,823)
Interest expense	-
Financing related costs	(93,171)
LOSS BEFORE INCOME TAX AND NET LOSS	$ (2,119,994)

MIAMI INTERNATIONAL TECHNOLOGIES, LLC
STATEMENT OF CASH FLOWS
(UNAUDITED)

		Year Ended December 31, 2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(2,119,994)
Depreciation and amortization		-
Adjustments to reconcile net loss to net cash provided by operating activities		
Restricted cash		-
Changes in operating assets and liabilities		
Prepaid and other current assets		(85,883)
Other assets		(4,387)
Accounts payable and other liabilities		41,299
Accrued compensation payable		353,021
Due to MIH		1,825,572
Net cash provided by operating activities		9,628
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures		-
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from short-term debt - non-related party		-
Repayments of short-term debt - non-related party		-
Net cash used in financing activities		-
Increase in cash and cash equivalents		9,628
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	9,628

Exhibit I

EXHIBIT I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Response:

Audited unconsolidated financial statements for Miami International Securities Exchange, LLC as of December 31, 2015 are attached. Miami International Securities Exchange, LLC has no consolidated subsidiaries.

Financial Statements and Report of
Independent Certified Public Accountants

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

December 31, 2015 and 2014

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

TABLE OF CONTENTS



Grant Thornton LLP
186 Wood Avenue
Iselin, NJ 08830

T 732.516.5500
F 732.516.5502
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Miami International Securities Exchange, LLC

We have audited the accompanying financial statements of Miami International Securities Exchange, LLC (the "Company"), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations and member's deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miami International Securities Exchange, LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred a substantial cumulative loss since the date of inception and while its operations are generating revenue, they are not yet cash flow positive. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Grant Thornton LLP

Iselin, New Jersey
May 3, 2016

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Balance Sheets
December 31, 2015 and 2014

	2015	2014
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,249,762	$ 127,610
Accounts receivable	5,703,071	3,248,450
Marketing fees receivable	2,825,576	2,387,841
Prepaid and other current assets	2,517,184	2,186,812
Total current assets	12,295,593	7,950,713
Fixed assets, net of depreciation and amortization	8,473,236	9,121,534
Internally developed software, net of amortization	10,140,133	11,152,902
Other assets	1,590,670	1,981,626
Total assets	$ 32,499,632	$ 30,206,775
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and other liabilities	$ 3,729,050	$ 6,012,709
Marketing fees payable	2,864,782	2,441,049
Accrued compensation payable	3,600,047	3,115,759
Debt and capital lease obligations	4,579,654	3,361,734
Deferred transaction revenues	250,000	213,980
Due to MIH	231,175,417	180,969,723
Total current liabilities	246,198,950	196,114,954
Long term capital lease obligations	2,790,362	5,438,415
Total liabilities	248,989,312	201,553,369
DEFICIT IN MEMBER'S EQUITY		
Accumulated losses	(216,489,680)	(171,346,594)
Total member's deficit	(216,489,680)	(171,346,594)
Total liabilities and deficit in member's equity	$ 32,499,632	$ 30,206,775

The accompanying notes are an integral part of these financial statements.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Statements of Operations and Member's Deficit
December 31, 2015 and 2014

	Years Ended December 31,	
	2015	**2014**
REVENUES		
Transaction fees	$ 46,626,922	$ 25,643,843
Access fees	8,823,192	4,043,677
Regulatory fees	15,839,953	10,630,342
Market data fees	5,862,421	2,658,142
Other revenue	1,506,221	694,118
Total revenues	78,658,709	43,670,122
COST OF REVENUES		
Transaction rebates	(28,748,068)	(14,336,237)
NET REVENUES	49,910,641	29,333,885
OPERATING EXPENSES INCURRED DIRECTLY OR ALLOCATED FROM PARENT		
Employee compensation and benefits	24,297,395	19,712,502
Information technology and communication costs	5,943,702	5,283,456
Depreciation and amortization	9,226,932	8,649,228
Occupancy costs	1,336,795	1,211,288
Professional services	630,388	1,018,473
Regulatory services fees	1,173,860	2,014,006
Financial and banking consulting services	269,020	457,028
Trading operations costs	5,289,859	3,599,378
Share based compensation to third parties	23,931	62,561
Directors' fees	1,374,840	1,808,224
Other	2,243,683	1,809,225
Total operating expenses	51,810,405	45,625,369
OPERATING LOSS	(1,899,764)	(16,291,484)
Interest expense	(613,828)	(754,008)
Financing related costs	(42,629,494)	(27,352,608)
LOSS BEFORE INCOME TAX AND NET LOSS	(45,143,086)	(44,398,100)
Member's deficit at beginning of year	(171,346,594)	(126,948,494)
Member's deficit at end of year	$ (216,489,680)	$ (171,346,594)

The accompanying notes are an integral part of these financial statements.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Statements of Cash Flows
December 31, 2015 and 2014

	Years Ended December 31,	
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (45,143,086)	$ (44,398,100)
Depreciation and amortization	9,226,932	8,649,228
Adjustments to reconcile net loss to net cash provided by operating activities		
Restricted cash	-	885,000
Changes in operating assets and liabilities		
Accounts receivable	(2,454,621)	(1,094,576)
Marketing fees receivable	(437,735)	(825,769)
Prepaid and other current assets	(330,372)	(512,733)
Prepaid membership fees and other assets	69,230	(189)
Accounts payable and other liabilities	(2,283,659)	1,715,606
Marketing fees payable	423,733	825,460
Accrued compensation payable	484,289	(10,751)
Deferred transaction revenue	36,020	(3,032,845)
Due to MIH	50,205,694	46,038,666
Net cash provided by operating activities	9,796,425	8,238,997
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(7,244,140)	(6,279,323)
Net cash used in investing activities	(7,244,140)	(6,279,323)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from short-term debt/capital leases	1,931,601	510,755
Repayments of short-term debt/capital leases	(3,361,734)	(2,684,094)
Net cash used in financing activities	(1,430,133)	(2,173,339)
Increase (decrease) in cash and cash equivalents	1,122,152	(213,665)
Cash and cash equivalents at beginning of year	127,610	341,275
Cash and cash equivalents at end of year	$ 1,249,762	$ 127,610
Cash paid during the year for interest	$ 575,530	$ 520,809
Non-cash investing activities		
Assets acquired under capital leases	$ 1,671,283	$ -
Non-cash amount related to capitalized internally developed software	430,222	476,893
Total non-cash investing activities	$ 2,101,505	$ 476,893

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND OPERATIONS

Miami International Securities Exchange, LLC ("MIAX" or the "Company") was formed in the State of Delaware on September 10, 2007 and is a wholly-owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), and an affiliate of Miami International Technologies, LLC ("MIAX Technologies") and Miami International Futures Exchange, LLC ("MIAX Futures") and MIAX Global, LLC, which was formed on June 30, 2015. The Company commenced its operations on February 27, 2008. The name of the Company was changed from Miami International Stock Exchange, LLC to Miami International Securities Exchange, LLC on April 21, 2010.

In November 2012, the Company completed the development of its trading systems in anticipation of an early December launch. On December 3, 2012, MIAX received an Approval Order from The United States Securities and Exchange Commission ("SEC") of its application for registration as a National Securities Exchange and began trading equity options on December 7, 2012.

In December 2011, the Board of Directors approved the amendment by the Parent of its Restated Certificate of Incorporation to place certain ownership and voting limitations on the holders of capital stock of the Parent as required by the SEC in connection with the approval of MIAX as a registered national securities exchange pursuant to Section 6(a) of the Securities and Exchange Act of 1934 (the "Exchange Act") (the limitations collectively referred to herein as the "Share Restrictions"), which Share Restrictions apply commencing on December 3, 2012 (the "Registration Date") that MIAX is registered as a national securities exchange pursuant to Section 6(a) of the Exchange Act (the "Amendment"). The Amendment became effective upon approval of the same by the shareholders of the Parent on August 31, 2012.

In December 2011, the Parent's Board of Directors also approved the Amended and Restated Bylaws of the Parent containing provisions required in connection with the registration of MIAX as a national securities exchange, which Amended and Restated Bylaws became effective on the August 31, 2012.

There are risks related to the development and launch of new exchanges, including but not limited to, additional costs to bring each platform operational, obtaining the approvals to operate from the SEC and CFTC, and market acceptance, as well as the ability to adapt to the ongoing changes within the securities industry and regulatory environment. The Company's Parent continues to raise capital as needed to meet short-term liquidity requirements. As revenues increase over time, management anticipates that the capital raising efforts will no longer be required. The Company has incurred a cumulative loss of $216,489,680 from February 27, 2008 (inception) to December 31, 2015.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent on its Parent's ability to obtain additional financing as may be required and its Parent's decision to fund the Company's operations and ultimately on its ability to attain profitability.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are considered cash equivalents.

The Company periodically maintains cash balances at financial institutions in excess of the $250,000 Federal Deposit Insurance Corporation insurance limit. As of December 31, 2015 and 2014, cash and cash equivalents were held at major financial institutions. Cash and cash equivalents approximate fair value. It is the Company's policy to monitor the credit standing of the financial institutions with which it conducts business.

Prepaid Expenses

Prepaid expenses primarily consist of prepaid software maintenance fees.

Accounts Receivable

Accounts Receivable consists primarily of transaction, access and regulatory fees and the Company's share of distributable revenue receivable from the Options Price Reporting Authority ("OPRA"). Accounts receivable are primarily collected through the Options Clearing Corporation ("OCC") and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. The Company has no financing related receivables.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets ranging from three to five years. Fixed assets acquired under capital leases are depreciated over the life of the lease. Leasehold improvements are amortized over the estimated useful lives of the improvements or the remaining terms of the leases, whichever is less. Any gain or loss on the retirement of assets is recognized currently.

Depreciable assets are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. In these circumstances, if an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is based on discounted future cash flows. Useful lives are periodically evaluated to determine whether events or circumstances have occurred that indicate the need for revision.

Computer Software Developed or Obtained for Internal Use

The Company follows the provisions of ASC 350, Intangibles - Goodwill and Other ("ASC 350"). The Company capitalizes costs of internally developed software incurred during the application development stage, which includes design, coding, installation and testing activities. The Company amortizes these costs over the period to which benefit is provided.

Other Assets

Other assets primarily consist of long-term membership and participation fees paid to industry associations.

Due to MIH

The majority of all Company expenditures to date have been funded by the Parent. The Due to MIH balance represents the combination of allocated costs from current and prior years as well as the liability for allocated net assets.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace and facility for the trading of equity options, are primarily attributable to the Company and are included in the accompanying statements of operations and member's deficits. As determined by management, the portion of common costs shared by the Company and the Parent that are related to the financing of the Company have not been allocated to the Company, but rather have been allocated to the Parent. The Company considers changes in the amount Due to MIH to be operating activity for purposes of the Statements of Cash Flows.

Marketing Fees

The Company facilitates the collection of marketing fees charged to market makers on certain customer trades executed at MIAX. These funds are accumulated in pools that are disbursed by the Company to order flow providers in accordance with instructions received from the market makers who are responsible for the pools. Pursuant to ASC 605-45, Revenue Recognition - Principal Agent Considerations, the Company reflects the assessments and payments on a net basis, with no impact on revenues or expenses. As of December 31, 2015 and 2014, amounts assessed by the Company on behalf of others are included in current assets and payments due to others included in current liabilities.

Revenue Recognition

The Company's revenue recognition policies comply with ASC 605, Revenue Recognition ("ASC 605"). Revenue will be recognized when all of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed and determinable; and (4) collectability is reasonably assured. Revenue recognition policies for specific sources of revenue are discussed below:

Transaction Fees: Transaction fees are a function of three variables: (1) exchange fee rates; (2) overall industry trading volume; and (3) market share achieved by MIAX. Transaction fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis. Transaction fees are recorded net of applicable volume discounts. Rebates paid for certain customer transactions are recorded separately as a cost of revenue. In the event that member firms prepay for transaction fees, revenue is recognized as transaction fees are incurred.

Access Fees: Access fees represent fees assessed to MIAX members for the opportunity to trade and use other related functions of MIAX, including trading permits and connectivity. Access fees are recognized during the period the service is provided.

Market Data Fees: Market data revenue includes distributions from MIAX's participation in OPRA and is distributed based upon each individual exchange's market share of total options contracts cleared by the OCC. Market data revenue also includes MIAX's market data revenue earned from the sale of MIAX's Top of the Market ("TOM") data. Market data revenue is recognized in the period the data is provided.

Regulatory Fees: Regulatory fees include the Options Regulatory Fee ("ORF") and Section 31 fees. ORF is based on the number of customer contracts, as reported by OCC, executed or cleared by MIAX members on all US options exchanges and is recognized on a trade date basis. Section 31 fees of $3,181,030 are also included in regulatory fees and are charged to MIAX members. Section 31 fees are used to offset similar fees charged to MIAX by the SEC which are included in trading operations costs.

Deferred Revenue: The Company has classified amounts totaling $250,000 and $213,980 representing prepaid MIAX fees (see Note 7 – Equity Rights Offering) as deferred revenue at December 31, 2015 and 2014, respectively. Deferred revenue is amortized to income over the applicable future periods as transaction fees are earned.

Income Taxes

MIAX is a single member limited liability company and was structured as a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, no provision for income taxes is made in MIAX's financial statements.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue for Contracts with Customers (Topic 606). Upon the effective date, the ASU replaces almost all existing revenue recognition guidance, including industry specific guidance, in US GAAP. The standard provides a five-step analysis of transactions to determine when and how revenue is recognized, based upon the core principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the standard requires additional disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB subsequently issued ASU 2015-14, Revenue from Contracts with Customers - Deferral of the Effective Date that resulted in a one year deferral of ASU 2014-09 for fiscal years beginning after December 15, 2018. Early adoption is permitted for fiscal years beginning after December 15, 2016. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements but does not expect it to have a material impact, if any

3. FIXED ASSETS

The Company's allocation of fixed assets is comprised of the following:

	2015	2014
Furniture and equipment	$ 24,835,985	$ 21,661,297
Purchased software	1,219,363	1,056,864
	26,055,348	22,718,161
Less - accumulated depreciation and amortization	21,866,139	16,416,744
Capitalized internally developed software in-progress	4,284,027	2,820,117
	$ 8,473,236	$ 9,121,534

4. INTERNALLY DEVELOPED SOFTWARE

The Company capitalized $10,140,133 and $11,152,902 of development costs, net of amortization as of December 31, 2015 and 2014, respectively. Amortization expense of $3,455,813 and $2,731,867 was recorded in 2015 and 2014, respectively. Accumulated amortization as of December 31, 2015 and 2014, respectively was $8,573,383 and $5,117,570.

Future amortization of internally developed software is as follows:

Years Ending December 31,	
2016	$ 3,742,704
2017	3,508,235
2018	1,591,467
2019	1,010,835
2020	286,892
	$ 10,140,133

5. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Parent leases space for its Princeton, New Jersey office under various operating lease agreements. The leases are for approximately 26,700 square feet (the "Princeton Premises") and continue through May 31, 2020.

Relative to the Princeton Premises, the Parent became party to a $238,219 Irrevocable Standby Letter of Credit ("ISLOC") issued by the Parent's bank for the benefit of the landlord of the Company's Princeton Premises. The ISLOC expires on the one year anniversary of the date of issuance and automatically renews for one year terms through 2015. The ISLOC is collateralized with a Certificate of Deposit in the amount of $243,250 which is included in other assets on the Balance Sheet at December 31, 2014. The ISLOC expired in February 2015 and the funds were returned to the Parent by the landlord. While the Parent was required by its landlords in Princeton and Miami to maintain deposits totaling $305,608 at December 31, 2015, neither deposit was required to be collateralized by a letter of credit.

Claims and Litigation

On May 30, 2014, plaintiff Harold R. Lanier filed a federal Class Action Complaint in the Southern District of New York naming all twelve options exchanges, including MIAX as defendants. Plaintiff alleged that the Exchange Defendants violated provisions of the plan to disseminate market date to the Options Price Reporting Authority ("OPRA"), thus breaching the contracts with Subscribers, through their distribution of proprietary market data that rendered the data provided by the OPRA feed stale and invalid. The exchange defendants moved to dismiss the action in September 2014 and the matter was dismissed with prejudice in April 2015. Plaintiff has filed an appeal of such dismissal. Oral argument on the appeal was heard in February 2016 and the Company and the other Exchange Defendants are awaiting the court's decision.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Employees and Directors

The Parent has entered into employment agreements with certain employees. In addition to base salaries, the agreements provide for issuance of stock options, retention and, in part, incentive bonuses based on criteria established by the Board of Directors.

6. DEBT AND CAPITAL LEASE OBLIGATIONS

The allocated debt obligations of the Company at December 31, 2015 and 2014 were $260,318 and $252,023, respectively which represented the remaining balance of a financing arrangement for annual insurance premiums.

During 2011, MIAX entered into a Master Lease Agreement (the "Lease Agreement") with a vendor. Pursuant to the Lease Agreement, the vendor provided MIAX with an aggregate amount of $19,328,892 in equipment financing. The interest rate under the Lease Agreement was 6.67% for a term of 48 months. In September, 2014 the Lease Agreement was amended to extend the maturity of the lease for an additional 18 months, maturing in August, 2017. The Amendment included an increase in the interest rate to 8.00% and provided the Lessor with a security interest by pledging the other assets of the Company. The Company considered the accounting guidance provided in ASC 840-30-35-19 regarding subsequent measurement of the changes in the provisions of a capital lease and determined that no adjustment was required in the financial statements.

In November 2015, the Company entered into two additional subleases under the amended Master Lease agreement with the vendor and leased equipment valued at $1,464,567 for a 23-month term and at $206,716 for a 22-month term. Both subleases carry an interest rate of 15% and were accounted for as capital leases. In January 2016 the Parent entered into additional subleases with the same vendor for $1.5 million of equipment at similar terms to provide two subleases.

Obligations under all capital leases at December 31, 2015 and 2014 were $7,109,698 and $8,548,127, respectively. The accumulated amortization for all capital leases at December 31, 2015 and 2014 was $18,965,835 and $14,227,327, respectively.

Future minimum lease payments under these obligations at December 31, 2015 are:

Years Ending December 31,	
2016	$ 4,845,972
2017	2,890,490
Total future payments	7,736,462
Less interest	626,764
Net capital lease liability	$ 7,109,698

7. EQUITY

MIAX is a single member limited liability company and has issued 100 membership units constituting 100% membership interest in the Company to MIH who is the Company's sole member. MIAX has not made any distributions for the period from February 27, 2008 (inception) through December 31, 2015.

Equity Rights Offering I

As approved by the Board of Directors on September 27, 2013, the Parent authorized the issuance and sale of up to ten A-Units and up to ten B-Units to the members of the MIAX Options Exchange, with such Units having the terms set forth below ("Offering").

Each A-Unit consists of (i) 101,695 shares (the "Shares") of common stock of the Parent, par value $0.001 per share and a purchase price of $5.00 per Share ("Common Stock") and (ii) common stock purchase warrants (the "A-Warrants") to purchase up to 2,182,639 shares of Common Stock.

Ten percent or 218,264 A-Warrants vest upon closing of the transaction and the remaining 1,964,375 A-Warrants vest over a 22.5 month period provided that the A-Unit Investor meets the specific performance criteria set forth in the A-Warrant agreement, which requires that the A-Unit Investor trade an agreed-upon number of options contracts, subject to certain exceptions, on MIAX on a daily basis over a specified number of months.

Each B-Unit consists of common stock purchase warrants (the "B-Warrants") to purchase 1,713,251 shares of Common Stock. In order to receive B-Warrants, an Investor participating in the B-Unit Offering must prepay certain MIAX Exchange Fees in the amount of $500,000 per B-Unit as set forth on the MIAX Options Exchange Fee Schedule ("MIAX Fees") for the 22-month period commencing October 1, 2013 and ending July 31, 2015 (the "Prepaid Fee Period").

The 1,713,521 B-Warrants vest commencing upon closing of the transaction up to a 22.5 month period provided that the B-Unit Investor meets the specific performance criteria set forth in the B-Warrant agreement, which requires that the B-Unit Investor trade an agreed-upon number of options contracts, subject to certain exceptions, on MIAX on a daily basis over a specified number of months.

The A-Warrants and B-Warrants (together, the "Warrants") will have an exercise period commencing upon vesting and expiring on the earlier of (i) August 31, 2020, or (ii) the two-year anniversary of a Qualified Public Offering (an initial public offering of Common Stock under the Securities Act, where the offering price, net of underwriting discounts and commissions, exceeds $250,000,000), or a merger of the Parent with and into an unaffiliated entity or corporation. In the event of a Qualified Public Offering, merger or other liquidating event, it will result in the immediate vesting of all unvested Warrants that remain eligible to vest with the A-Unit Investor and B-Unit Investor ("Investor(s)" or "Offering Participant(s)").

On September 30, 2013, the Parent entered into strategic alliances with an Investor to acquire one A-Unit and five Investors to acquire eight B-Units. As a result of the two transactions, the Parent issued 101,695 shares of Common Stock to the A-Unit Investor described above for $508,475 and received $4,000,000 for prepaid MIAX fees from the B-Unit Investors described above. The Parent recognized warrant expense of $16,344,940 and $27,067,862 for the years ended December 31, 2015 and December 31, 2014, respectively, related to the fair market value associated with vested warrants due to the Investors meeting their performance criteria. These expenses were allocated in their entirety to the Company and are included in financing related costs in the statement of operations. Additionally, the Company amortized $3,023,485 of the prepaid MIAX fees to income in 2014 and has classified the unamortized portion of the prepaid MIAX fees amounting to $213,980 as of December 31, 2014 as deferred revenue in the accompanying balance sheets. The balance was amortized to income in 2015.

Equity Rights Offering II

On January 30, 2015 the Parent entered into a second Equity Rights offering with 7 strategic investors to acquire 18 D-Units for a total prepaid fee of $4,500,000. These D-Units are similar in structure to the B-Units described above with a few notable exceptions. Each D-unit consists of common stock purchase warrants to purchase 1,353,518 shares of common stock of the Company and requires a prepaid fee of $250,000 instead of the $500,000 that was stipulated in the B-Unit deal. The term of the transaction is for the 29-month period commencing February 1, 2015 and ending June 30, 2017. The basic terms of the second offering are similar to those of the first offering, including the warrant vesting features and the exercise periods.

In 2015, the Parent recognized warrant expense of $26,098,212 related to the fair market value associated with vested warrants due to the Offering Participants meeting their performance criteria in the second Equity Rights offering. This expense was allocated in its entirety to the Company and is included in financing related costs in the statement of operations. Additionally, the Company amortized $4,250,000 of the prepaid MIAX transaction fees to income in 2015 and has classified the unamortized portion of the prepaid MIAX fees amounting to $250,000 as of December 31, 2015 as deferred revenue in the accompanying balance sheets.

8. EMPLOYEE BENEFIT PLAN

The Parent sponsors a voluntary defined contribution 401(k) plan, which covers substantially all of the Company's employees. Neither the Parent nor the Company contribute to the 401(k) plan.

9. DIRECTORS FEES

Directors Fees

In April 2013, the Board of Directors of the Company approved the compensation amounts to be paid to Independent Directors and Committee Members of the Company for the period beginning January 1, 2013 until such time as the Board determines it is in the best interests of the Company to adopt new compensation terms (the "Director & Committee Fee Compensation"). Independent Directors and Committee Members of the Company are compensated as follows:

Independent Directors each receive $50,000 for the year, pro rata. Committee Members each receive varying amounts, pro rata, depending on which committee(s) such Committee Member is appointed. The Director & Committee Fee Compensation is payable pursuant to the following two options: (i) a maximum of 50% cash payable quarterly and the balance in stock options to purchase Nonvoting Common Stock of the Company under the 2013 Stock Option and Incentive Plan for Non-Employee Directors, Committee Members and Members of the Board of Advisors (the "2013 Stock Option and Incentive Plan"), valued at the grant date, vesting quarterly and having a term of 10 years; or (ii) taking 100% of the Director & Committee Fee Compensation in Nonvoting Common Stock options under the 2013 Stock Option and Incentive Plan, valued at the grant date and vesting quarterly.

The number of options to be granted to Independent Directors is based the Director & Committee Fee Compensation divided by the value of each option under a theoretical valuation, and the exercise price applicable to each option is the fair market value ("FMV") at the time of the grant. Options granted in connection with the Director & Committee Fee Compensation for the year 2014 vested as follows: ½ at July 31, 2014; ¼ at September 30, 2014; and ¼ at December 31, 2014; and ½ at July 31, 2015; ¼ at September 30, 2015; and ¼ at December 31, 2015 for the year 2015.

Additionally, an Independent Director (not a Committee Member) receives $20,000 in value of Nonvoting Common Stock options under the 2013 Stock Option and Incentive Plan annually, commencing in the calendar year following his/her first year of board service, vesting quarterly and having a term of 10 years. The same theoretical valuation discussed above would be used to determine how many options would be granted to the Independent Director annually.

Additionally, a new Independent Director only (not a Committee Member), upon first appointment to the Board of Directors or the board of a subsidiary of the Company, will receive a grant of 50,000 Nonvoting Common Stock options under 2013 Stock Option and Incentive Plan that will fully vest after 9 months of service as a director to the Company with the exercise price being FMV on the grant date and having a term of 10 years.

10. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through May 3, 2016, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements other than those listed below and elsewhere in these financial statement footnotes.

Equity Issuances

Since January 1, 2016, the Parent has raised $65,000 through the exercise of 25,000 previously issued warrants to purchase Common Stock.

Options

Since January 1, 2016, the Parent has issued options to purchase 50,000 shares of Series B Preferred Stock to one Director.

Debt Issuances

Since January 1, 2016, the Parent has received short-term loan proceeds of $3,300,000 and has repaid $550,000 in principal of certain bridge loans made between 2012 and 2015.

Exhibit K

EXHIBIT K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Miami International Holdings, Inc. owns 100% of Miami International Securities Exchange, LLC. Miami International Holdings, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions. Miami International Securities Exchange, LLC became a wholly-owned subsidiary of Miami International Holdings, Inc. on February 1, 2008.

Exhibit M

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of May 9, 2016, including the information set forth in items 1-6 above.



MEMBER FIRMS

Total Firms 46 **As of 09-May-16**

Firm / Address	City	State	Zip	Tele #	Approval Date	Membership Type
ABN AMRO CLEARING CHICAGO LLC 175 West Jackson Blvd., Ste. 400	Chicago	IL	60604	(312) 604-8000	3/7/2013	ELECTRONIC EXCH. MEMBER: CLEARANCE
APEX CLEARING CORPORATION 350 N. St. Paul, Suite 1300	Dallas	TX	75201	(214) 765-1100	11/18/2015	ELECTRONIC EXCH. MEMBER: CLEARANCE
AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC 11 Ewall Street	Mt. Pleasant	SC	29464	(843) 789-2080	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
BARCLAYS CAPITAL INC. 745 Seventh Avenue	New York	NY	10019	(212) 526-7000	12/7/2012	ALL MEMBERSHIPS
BMO CAPITAL MARKETS CORP. 3 Times Square, 27th Floor	New York	NY	10036	(212) 885-4000	10/10/2014	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
BNP PARIBAS SECURITIES CORP. 787 Seventh Avenue	New York	NY	10019	(212) 841-2000	4/21/2014	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CITADEL SECURITIES LLC 131 South Dearborn Street	Chicago	IL	60603	(312) 395-2100	12/7/2012	PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW
COMPASS PROFESSIONAL SERVICES, LLC 111 W. Jackson Blvd., 20th Fl.	Chicago	IL	60604	(312) 692-5000	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CONVERGEX EXECUTION SOLUTIONS LLC 1633 Broadway, 48th Floor	New York	NY	10019	(212) 486-7500	12/1/2014	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CREDIT SUISSE SECURITIES (USA) LLC 11 Madison Avenue, 3rd Fl.	New York	NY	10010	(212) 325-2000	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CUTLER GROUP, LP 101 Montgomery Street, #700	San Francisco	CA	94104	(415) 293-3956	11/2/2015	ELECTRONIC EXCH. MEMBER: ORDER FLOW
DASH FINANCIAL LLC 910 Van Buren Street, 4th Fl.	Chicago	IL	60607	(847) 550-1730	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DEUTSCHE BANK SECURITIES INC. 60 Wall Street	New York	NY	10005	(212) 250-2500	1/25/2013	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DRW SECURITIES, L.L.C. 540 West Madison, Ste. 2500	Chicago	NY	60661	(312) 542-3231	8/31/2015	ELECTRONIC EXCH. MEMBER: ORDER FLOW

Firm	Address	City	State	Zip	Tele #	Approval Date	Membership Type
GLOBAL EXECUTION BROKERS, LP	401 City Avenue, Ste. 200	Bala Cynwyd	PA	19004	(610) 617-2600	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW
GOLDMAN SACHS EXECUTION & CLEARING, L.P.	200 West Street	New York	NY	10282	(212) 902-1000	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
GOLDMAN, SACHS & CO.	200 West Street	New York	NY	10282	(212) 902-1000	1/15/2013	ALL MEMBERSHIPS
GROUP ONE TRADING LP	440 South La Salle, Ste. 3232	Chicago	IL	60605	(312) 347-8864	10/20/2014	ALL MARKET MAKER CLASSES/EEM: ORDER FLOW
HILLTOP SECURITIES INC.	1201 Elm Street, Ste. 3500	Dallas	TX	75270	(214) 859-1800	2/8/2013	ELECTRONIC EXCH. MEMBER: CLEARANCE
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS	233 South Wacker Drive, #4300	Chicago	IL	60606	(312) 244-3300	8/26/2014	ALL MARKET MAKER CLASSES
INSTINET, LLC	1095 Avenue of the Americas	New York	NY	10036	(212) 310-9500	3/27/2013	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
INTERACTIVE BROKERS LLC	One Pickwick Plaza, 2nd Fl.	Greenwich	CT	06830	(203) 618-5710	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
ITG DERIVATIVES LLC	601 S. LaSalle, Ste. 300	Chicago	IL	60606	(312) 935-0125	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW
J.P. MORGAN CLEARING CORP.	3 Chase Metrotech Center	Brooklyn	NY	11245	(347) 643-1000	12/7/2012	ELECTRONIC EXCH. MEMBER: CLEARANCE
J.P. MORGAN SECURITIES LLC	383 Madison Avenue	New York	NY	10179	(201) 595-8471	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW
JEFFERIES LLC	520 Madison Avenue	New York	NY	10022	(212) 284-2300	9/15/2014	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
KCG AMERICAS LLC	545 Washington Boulevard	Jersey City	NJ	07310	(201) 386-2891	12/7/2012	ALL MEMBERSHIPS
LEK SECURITIES CORPORATION	1 Liberty Plaza, 165 Broadway, 52nd Fl	New York	NY	10006	(212) 509-2300	6/5/2014	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
LIME BROKERAGE LLC	625 Broadway, 12th Fl.	New York	NY	10012	(212) 824-5000	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	One Bryant Park, 6th Fl.	New York	NY	10036	(646) 743-1295	12/7/2012	ELECTRONIC EXCH. MEMBER: CLEARANCE
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT	One Bryant Park	New York	NY	10036	(212) 449-1000	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Member	Address	City	State	Zip	Tele #	Approval Date	Membership Type
MORGAN STANLEY & CO. LLC	1585 Broadway	New York	NY	10036	(212) 761-4000	12/7/2012	ALL MEMBERSHIPS
OPTIVER US LLC	130 E. Randolph Street, Ste. 1300	Chicago	IL	60601	(312) 821-9500	1/27/2015	REGULAR MARKET MAKER
PEAK6 CAPITAL MANAGEMENT LLC	141 W. Jackson Blvd., Ste. 500	Chicago	IL	60604	(312) 444-8700	7/22/2015	ELECTRONIC EXCH. MEMBER: ORDER FLOW
PERSHING LLC	1 Pershing Plaza, 10th Fl.	Jersey City	NJ	07399	(201) 413-2000	3/12/2013	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
QUANTLAB SECURITIES, LP	4200 Montrose Blvd., Ste. 200	Houston	TX	77006	(713) 333-3700	4/7/2015	ELECTRONIC EXCH. MEMBER: ORDER FLOW
SIMPLEX TRADING, LLC	230 So. LaSalle St., Ste. 4-100	Chicago	IL	60604	(312) 360-2440	9/20/2013	ELECTRONIC EXCH. MEMBER: ORDER FLOW
SUSQUEHANNA SECURITIES	401 City Avenue, Ste. 220	Bala Cynwyd	PA	19004	(610) 617-2600	12/7/2012	PRIMARY LEAD & LEAD MARKET MAKER
TIMBER HILL LLC	One Pickwick Plaza, Ste. 200	Greenwich	CT	06830	(203) 618-5800	12/7/2012	ALL MARKET MAKER CLASSES/EEM: CLEARANCE
UBS SECURITIES LLC	677 Washington Boulevard	Stamford	CT	06901	(203) 719-3000	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
VOLANT LIQUIDITY, LLC	7 World Trade Center, Ste. 3301	New York	NY	10007	(646) 484-3000	5/31/2013	ALL MARKET MAKER CLASSES/EEM: ORDER FLOW
WALLEYE TRADING LLC	2800 Niagara Lane North	Plymouth	MN	55447	(952) 345-6611	5/13/2015	REGULAR MARKET MAKER/EEM: ORDER FLOW
WEDBUSH SECURITIES INC.	1000 Wilshire Boulevard	Los Angeles	CA	90017	(213) 688-8090	12/7/2012	ELECTRONIC EXCH. MEMBER: CLEARANCE
WELLS FARGO SECURITIES, LLC	550 South Tryon Street, 6th Floor	Charlotte	NC	28202	(704) 715-6133	4/11/2014	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE EXECUTION SERVICES, LLC	175 W. Jackson Blvd., Ste. 200	Chicago	IL	60604	(312) 884-4000	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE TRADING, LLC	175 W. Jackson Blvd., Ste. 200	Chicago	IL	60604	(312) 884-3490	12/7/2012	PRIMARY LEAD & LEAD MARKET MAKER

Exhibit N

EXHIBIT N

Exhibit Request:

Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and**

4. **Other securities traded on the Exchange, including for each the name of the issuer and a description of the security.**

Response:

1. Attached is a list of the securities listed on the exchange as of May 10, 2016, indicating for each the name of the issuer and a description of the security;

2. None;

3. None; and

4. None.

MIAX Options Listings
(as of May 10, 2016)

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
A	AGILENT TECHNOLOGIES INC.	A	Equity
AA	ALCOA INC.	AA	Equity
AAC	AAC HOLDINGS, INC.	AAC	Equity
AAL	AMERICAN AIRLINES GROUP INC.	AAL	Equity
AAN	AARON'S INC	AAN	Equity
AAOI	APPLIED OPTOELECTRONICS, INC.	AAOI	Equity
AAP	ADVANCE AUTO PARTS INC.	AAP	Equity
AAPL	APPLE INC.	AAPL	Equity
AAVL	AVALANCHE BIOTECHNOLOGIES, INC.	AAVL	Equity
AAWW	ATLAS AIR WORLDWIDE HOLDINGS, INC.	AAWW	Equity
AB	ALLIANCEBERNSTEIN HOLDING L.P.	AB	Equity
ABB	ABB LTD-SPON ADR	ABB	Equity
ABBV	ABBVIE INC.	ABBV	Equity
ABC	AMERISOURCEBERGEN, CORP.	ABC	Equity
ABEV	AMBEV S.A.	ABEV	Equity
ABG	ASBURY AUTOMOTIVE GROUP INCCOM	ABG	Equity
ABMD	ABIOMED INC	ABMD	Equity
ABT	ABBOTT LABORATORIES	ABT	Equity
ABTL	AUTOBYTEL INC.	ABTL	Equity
ABUS	ARBUTUS BIOPHARMA CORPORATION	ABUS	Equity
ABX	BARRICK GOLD CORPORATION	ABX	Equity
ABY	ABENGOA YIELD PLC	ABY	Equity
ACAD	ACADIA PHARMACEUTICALS INC.	ACAD	Equity
ACAS	AMERICAN CAPITAL, LTD.	ACAS	Equity
ACAT	ARCTIC CAT INC	ACAT	Equity
ACH	ALUMINUM CORPORATION OF CHINA LIMITED	ACH	Equity
ACHC	ACADIA HEALTHCARE CO INC	ACHC	Equity
ACHN	ACHILLION PHARMACEUTICALS, INC.	ACHN	Equity
ACLS	AXCELIS TECHNOLOGIES INC.	ACLS	Equity
ACM	AECOM TECHNOLOGY CORPORATION	ACM	Equity
ACN	ACCENTURE PLC	ACN	Equity
ACOR	ACORDA THERAPEUTICS, INC.	ACOR	Equity
ACRX	ACELRX PHARMACEUTICALS INC	ACRX	Equity
ACTG	ACACIA RESEARCH CORPORATION	ACTG	Equity
ACWI	ISHARES MSCI ACWI INDEX FUND	ACWI	ETF
ACXM	ACXIOM CORP.	ACXM	Equity
ADBE	ADOBE SYSTEMS INC.	ADBE	Equity
ADHD	ALCOBRA LTD	ADHD	Equity
ADI	ANALOG DEVICES INC	ADI	Equity
ADK	ADCARE HEALTH SYSTEMS INC	ADK	Equity
ADM	ARCHER DANIELS MIDLAND COMPANY	ADM	Equity
ADP	AUTOMATIC DATA PROCESSINGINC	ADP	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
ADS	ALLIANCE DATA SYSTEMS CORP.	ADS	Equity
ADSK	AUTODESK, INC.	ADSK	Equity
ADTN	ADTRAN, INC.	ADTN	Equity
ADXS	ADVAXIS, INC	ADXS	Equity
AEE	AMEREN CORPORATION	AEE	Equity
AEGR	AEGERION PHARMACEUTICALS, INC.	AEGR	Equity
AEM	AGNICO-EAGLE MINES LTD.	AEM	Equity
AEO	AMERICAN EAGLE OUTFITTERS, INC.	AEO	Equity
AEP	AMERICAN ELECTRIC POWER COMPANY, INC.	AEP	Equity
AER	AERCAP HOLDINGS NV	AER	Equity
AERI	AERIE PHARMACEUTICALS, INC.	AERI	Equity
AES	AES CORP.	AES	Equity
AET	AETNA INC.	AET	Equity
AFL	AFLAC INC.	AFL	Equity
AFOP	ALLIANCE FIBER OPTIC PRODUCTS INC.	AFOP	Equity
AFSI	AMTRUST FINANCIAL SERVICES, INC. (10% STOCK DIV)	AFSI	Equity
AFTY	CSOP FTSE CHINA A50 ETF	AFTY	ETF
AG	FIRST MAJESTIC SILVER CORP	AG	Equity
AGCO	AGCO CORPORATION	AGCO	Equity
AGEN	AGENUS INC.	AGEN	Equity
AGI	ALAMOS GOLD INC	AGI	Equity
AGIO	AGIOS PHARMACEUTICALS INC	AGIO	Equity
AGN	ALLERGAN, INC.	AGN	Equity
AGNC	AMERICAN CAPITAL AGENCY CORPORATION	AGNC	Equity
AGO	ASSURED GUARANTY LTD.	AGO	Equity
AGQ	PROSHARES ULTRA SILVER	AGQ	ETF
AGU	AGRIUM INC.	AGU	Equity
AHS	AMN HEALTHCARE SERVICES INC.	AHS	Equity
AI	ARLINGTON ASSET INVESTMENT CORP.	AI	Equity
AIG	AMERICAN INTERNATIONAL GROUP, INC.	AIG	Equity
AINV	APOLLO INVESTMENT CORPORATION	AINV	Equity
AIR	AAR CORP.	AIR	Equity
AIRM	AIR METHODS CORPORATION	AIRM	Equity
AIZ	ASSURANT INC.	AIZ	Equity
AJG	ARTHUR J. GALLAGHER & CO.	AJG	Equity
AJRD	AEROJET ROCKETDYNE HOLDINGS, INC.	AJRD	Equity
AKAM	AKAMAI TECHNOLOGIES, INC.	AKAM	Equity
AKBA	AKEBIA THERAPEUTICS, INC.	AKBA	Equity
AKRX	AKORN, INC.	AKRX	Equity
AKS	AK STEEL HOLDING CORPORATION	AKS	Equity
AL	AIR LEASE CORP	AL	Equity
ALB	ALBEMARLE CORPORATION	ALB	Equity
ALDW	ALON USA PARTNERS, LP	ALDW	Equity
ALGN	ALIGN TECHNOLOGY INC.	ALGN	Equity
ALGT	ALLEGIANT TRAVEL COMPANY	ALGT	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
ALIM	ALIMERA SCIENCES INC.	ALIM	Equity
ALK	ALASKA AIR GROUP INC	ALK	Equity
ALKS	ALKERMES PLC	ALKS	Equity
ALL	THE ALLSTATE CORPORATION	ALL	Equity
ALLE	ALLEGION PLC	ALLE	Equity
ALLT	ALLOT COMMUNICATIONS LTD	ALLT	Equity
ALLY	ALLY FINANCIAL INC.	ALLY	Equity
ALNY	ALNYLAM PHARMACEUTICALS INC	ALNY	Equity
ALR	ALERE INC.	ALR	Equity
ALSK	ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.	ALSK	Equity
ALSN	ALLISON TRANSMISSION HOLDINGS, INC.	ALSN	Equity
ALV	AUTOLIV, INC	ALV	Equity
ALXA	ALEXZA PHARMACEUTICALS INC.	ALXA	Equity
ALXN	ALEXION PHARMACEUTICALS, INC.	ALXN	Equity
AM	ANTERO MIDSTREAM PARTNERS LP	AM	Equity
AMAG	AMAG PHARMACEUTICALS INC	AMAG	Equity
AMAT	APPLIED MATERIALS, INC.	AMAT	Equity
AMBA	AMBARELLA, INC.	AMBA	Equity
AMBC	AMBAC FINANCIAL GROUP, INC.	AMBC	Equity
AMC	AMC ENTERTAINMENT HOLDINGS, INC.	AMC	Equity
AMCC	APPLIED MICRO CIRCUITS	AMCC	Equity
AMCX	AMC NETWORKS INC.	AMCX	Equity
AMD	ADVANCED MICRO DEVICES, INC.	AMD	Equity
AME	AMETEK, INC.	AME	Equity
AMED	AMEDISYS INC	AMED	Equity
AMG	AFFILIATED MANAGERS GROUP INC	AMG	Equity
AMGN	AMGEN INC.	AMGN	Equity
AMID	AMERICAN MIDSTREAM PARTNERS, LP	AMID	Equity
AMJ	JP MORGAN ALERIAN MLP INDEX ETN	AMJ	ETF
AMKR	AMKOR TECHNOLOGY, INC.	AMKR	Equity
AMLP	ALERIAN MLP ETF	AMLP	ETF
AMP	AMERIPRISE FINANCIAL INC	AMP	Equity
AMPE	AMPIO PHARMACEUTICALS INC.	AMPE	Equity
AMRI	ALBANY MOLECULAR RESEARCH	AMRI	Equity
AMRN	AMARIN CORPORATION PLC	AMRN	Equity
AMSC	AMERICAN SUPERCONDUCTOR CORP	AMSC	Equity
AMSG	AMSURG CORP.	AMSG	Equity
AMT	AMERICAN TOWER CL A	AMT	Equity
AMTD	AMERITRADE HOLDING CORP	AMTD	Equity
AMZN	AMAZON.COM INC.	AMZN	Equity
AN	AUTONATION, INC	AN	Equity
ANAC	ANACOR PHARMACEUTICAL INC	ANAC	Equity
ANET	ARISTA NETWORKS INC	ANET	Equity
ANF	ABERCROMBIE & FITCH COMPANY	ANF	Equity
ANFI	AMIRA NATURE FOODS LTD.	ANFI	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
ANGI	ANGIE'S LIST INC.	ANGI	Equity
ANIK	ANIKA THERAPEUTICS INC.	ANIK	Equity
ANTH	ANTHERA PHARMACEUTICALS, INC.	ANTH	Equity
ANTM	ANTHEM, INC.	ANTM	Equity
ANW	AEGEAN MARINE PETROLEUM NETWORK INC.	ANW	Equity
ANY	SPHERE 3D CORP	ANY	Equity
AON	AON PLC	AON	Equity
AOS	A.O. SMITH CORPORATION	AOS	Equity
APA	APACHE CORPORATION	APA	Equity
APC	ANADARKO PETROLEUM CORPORATION	APC	Equity
APD	AIR PRODUCTS AND CHEMICALS,INC	APD	Equity
APDN	APPLIED DNA SCIENCES INC.	APDN	Equity
APH	AMPHENOL CORPORATION	APH	Equity
APLP	ARCHROCK PARTNERS, L.P.	APLP	Equity
APO	APOLLO GLOBAL MANAGEMENT LLC	APO	Equity
APOG	APOGEE ENTERPRISES, INC.	APOG	Equity
APOL	APOLLO GROUP INC.	APOL	Equity
APPS	DIGITAL TURBINE, INC.	APPS	Equity
APRI	APRICUS BIOSCIENCES INC	APRI	Equity
APT	ALPHA PRO TECH LTD.	APT	Equity
APU	AMERIGAS PARTNERS, L.P.	APU	Equity
AR	ANTERO RESOURCES CORPORATION	AR	Equity
ARAY	ACCURAY INCORPORATED	ARAY	Equity
ARCB	ARCBEST CORPORATION	ARCB	Equity
ARCC	ARES CAPITAL CORPORATION	ARCC	Equity
ARCO	ARCOS DORADOS HOLDINGS INC. CLA	ARCO	Equity
AREX	APPROACH RESOURCES INC.	AREX	Equity
ARG	AIRGAS, INC.	ARG	Equity
ARIA	ARIAD PHARMACEUTICALS INC.	ARIA	Equity
ARII	AMERICAN RAILCAR INDUSTRIES, INC.	ARII	Equity
ARLP	ALLIANCE RESOURCE PARTNERS	ARLP	Equity
ARLZ	ARALEZ PHARMACEUTICALS INC.,	ARLZ	Equity
ARMH	ARM HOLDINGS PLC	ARMH	Equity
ARMK	ARAMARK	ARMK	Equity
ARNA	ARENA PHARMACEUTICALS, INC.	ARNA	Equity
AROC	ARCHROCK, INC.	AROC	Equity
ARP	ATLAS RESOURCE PARTNERS, LP	ARP	Equity
ARR	ARMOUR RESIDENTIAL REIT, INC.	ARR	Equity
ARRS	ARRIS GROUP INC.	ARRS	Equity
ARRY	ARRAY BIOPHARMA, INC.	ARRY	Equity
ARW	ARROW ELECTRONICS INC.	ARW	Equity
ARWR	ARROWHEAD RESEARCH CORP.	ARWR	Equity
ASH	ASHLAND INC	ASH	Equity
ASHR	DEUTSCHE X-TRACKERS HARVEST CSI 300 CHINA A SHARES ETF	ASHR	ETF
ASML	ASML HOLDING NV	ASML	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
ASNA	ASCENA RETAIL GROUP, INC.	ASNA	Equity
ASPS	ALTISOURCE PORTFOLIO SOLUTIONS SA	ASPS	Equity
AT	ATLANTIC POWER CORPORATION	AT	Equity
ATEN	A10 NETWORKS, INC.	ATEN	Equity
ATHM	AUTOHOME INC (ADR)	ATHM	Equity
ATHN	ATHENAHEALTH, INC.	ATHN	Equity
ATHX	ATHERSYS, INC.	ATHX	Equity
ATI	ALLEGHENY TECHNOLOGIES, INC.	ATI	Equity
ATNM	ACTINIUM PHARMACEUTICALS, INC.	ATNM	Equity
ATRS	ANTARES PHARMA INC.	ATRS	Equity
ATSG	AIR TRANSPORT SERVICES GROUP INC.	ATSG	Equity
ATU	ACTUANT CORPORATION	ATU	Equity
ATVI	ACTIVISION BLIZZARD, INC.	ATVI	Equity
ATW	ATWOOD OCEANICS , INC	ATW	Equity
AU	ANGLOGOLD ASHANTI LTD.	AU	Equity
AUDC	AUDIOCODES LTD.	AUDC	Equity
AUO	AU OPTRONICS CORP	AUO	Equity
AUY	YAMANA GOLD, INC.	AUY	Equity
AVAV	AEROVIRONMENT INC	AVAV	Equity
AVB	AVALONBAY COMMUNITIES INC	AVB	Equity
AVD	AMERICAN VANGUARD CORP.	AVD	Equity
AVEO	AVEO PHARMACEUTICALS, INC.	AVEO	Equity
AVG	AVG TECHNOLOGIES NV	AVG	Equity
AVGO	BROADCOM LIMITED	AVGO	Equity
AVH	AVIANCA HOLDINGS S.A.	AVH	Equity
AVP	AVON PRODUCTS INC.	AVP	Equity
AVT	AVNET INC	AVT	Equity
AVXL	ANAVEX LIFE SCIENCES CORP.	AVXL	Equity
AVY	AVERY DENNISON CORP.	AVY	Equity
AWI	ARMSTRONG WORLD INDUSTRIES, INC.	AWI	Equity
AWK	AMERICAN WATER WORKS CO., INC.	AWK	Equity
AXAS	ABRAXAS PETROLEUM CORPORATION	AXAS	Equity
AXDX	ACCELERATE DIAGNOSTICS, INC.	AXDX	Equity
AXL	AMERICAN AXLE & MFG. HLDNGS	AXL	Equity
AXLL	AXIALL CORPORATION COMMON STOCK	AXLL	Equity
AXON	AXOVANT SCIENCES LTD.	AXON	Equity
AXP	AMERICAN EXPRESS COMPANY	AXP	Equity
AXS	AXIS CAPITAL HOLDINGS LIMITED	AXS	Equity
AXTA	AXALTA COATING SYSTEMS LTD.	AXTA	Equity
AYA	AMAYA, INC.	AYA	Equity
AYI	ACUITY BRANDS, INC.	AYI	Equity
AYR	AIRCASTLE LIMITED	AYR	Equity
AZN	ASTRAZENECA	AZN	Equity
AZO	AUTOZONE, INC.	AZO	Equity
AZPN	ASPEN TECHNOLOGY, INC.	AZPN	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
BA	THE BOEING COMPANY	BA	Equity
BABA	ALIBABA GROUP HOLDING LTD	BABA	Equity
BAC	BANK OF AMERICA CORPORATION	BAC	Equity
BAS	BASIC ENERGY SERVICES, INC	BAS	Equity
BATS	BATS GLOBAL MARKETS	BATS	Equity
BAX	BAXTER INTERNATIONAL INC.	BAX	Equity
BBBY	BED BATH & BEYOND INC.	BBBY	Equity
BBD	BANCO BRADESCO S.A.	BBD	Equity
BBEP	BREITBURN ENERGY PARTNERS L.P.	BBEP	Equity
BBG	BILL BARRETT CORPORATION	BBG	Equity
BBH	MARKET VECTORS BIOTECH ETF	BBH	ETF
BBL	BHP BILLITON PLC	BBL	Equity
BBRY	RESEARCH IN MOTION LIMITED	BBRY	Equity
BBT	BB&T CORPORATION	BBT	Equity
BBVA	BANCO BILBAO VIZCAYA	BBVA	Equity
BBW	BUILD-A-BEAR WORKSHOP, INC	BBW	Equity
BBY	BEST BUY COMPANY, INC.	BBY	Equity
BC	BRUNSWICK CORP	BC	Equity
BCC	BOISE CASCADE COMPANY	BCC	Equity
BCE	BCE INC	BCE	Equity
BCEI	BONANZA CREEK ENERGY INC.	BCEI	Equity
BCO	THE BRINK'S COMPANY	BCO	Equity
BCOR	BLUCORA, INC.	BCOR	Equity
BCOV	BRIGHTCOVE INC	BCOV	Equity
BCR	CR BARD INC.	BCR	Equity
BCRX	BIOCRYST PHARMACEUTICAS INC	BCRX	Equity
BCS	BARCLAYS PLC	BCS	Equity
BDC	BELDEN INC.	BDC	Equity
BDE	BLACK DIAMOND INC.	BDE	Equity
BDSI	BIODELIVERY SCIENCES INTERNATIONAL, INC.	BDSI	Equity
BDX	BECTON, DICKINSON AND CO	BDX	Equity
BEAT	BIOTELEMETRY, INC.	BEAT	Equity
BEAV	B/E AEROSPACE INC.	BEAV	Equity
BEL	BELMOND LTD.	BEL	Equity
BEN	FRANKLIN RESOURCES INC.	BEN	Equity
BERY	BERRY PLASTICS GROUP INC.	BERY	Equity
BFB	BROWN FORMAN CORPORATION CL. B (150 SHRS)	BFB	Equity
BFR	BBVA BANCO FRANCÉS SA	BFR	Equity
BG	BUNGE LIMITED	BG	Equity
BGC	GENERAL CABLE CORP	BGC	Equity
BGCP	BGC PARTNERS INC	BGCP	Equity
BGFV	BIG 5 SPORTING GOODS CORP.	BGFV	Equity
BGG	BRIGGS & STRATTON CORPORATION	BGG	Equity
BGS	B&G FOODS INC.	BGS	Equity
BHI	BAKER HUGHES INCORPORATED	BHI	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
BHP	BHP BILLITON LIMITED	BHP	Equity
BIB	PROSHARES ULTRA NASDAQ BIOTECHNOLOGY	BIB	ETF
BID	SOTHEBY'S	BID	Equity
BIDU	BAIDU, INC.	BIDU	Equity
BIG	BIG LOTS INC.	BIG	Equity
BIIB	BIOGEN IDEC INC.	BIIB	Equity
BIOD	BIODEL, INC.	BIOD	Equity
BIOS	BIOSCRIP INC	BIOS	Equity
BIP	BROOKFIELD INFRASTRUCTURE PARTNERS L.P.	BIP	Equity
BIS	PROSHARES ULTRASHORT NASDAQ BIOTECH	BIS	ETF
BITA	BITAUTO HOLDINGS LIMITED	BITA	Equity
BJRI	BJ S RESTAURANTS INC	BJRI	Equity
BK	THE BANK OF NEW YORK MELLON CORPORATION	BK	Equity
BKD	BROOKDALE SENIOR LIVING INC	BKD	Equity
BKE	THE BUCKLE, INC.	BKE	Equity
BKH	BLACK HILLS CORPORATION	BKH	Equity
BKLN	POWERSHARES SENIOR LOAN (ETF)	BKLN	ETF
BKS	BARNES & NOBLE, INC.	BKS	Equity
BLCM	BELLICUM PHARMACEUTICALS, INC.	BLCM	Equity
BLDP	BALLARD POWER SYSTEMS INC	BLDP	Equity
BLDR	BUILDERS FIRSTSOURCE INC.	BLDR	Equity
BLK	BLACKROCK INC	BLK	Equity
BLL	BALL CORPORATION	BLL	Equity
BLMN	BLOOMIN BRANDS INC.	BLMN	Equity
BLOX	INFOBLOX INC	BLOX	Equity
BLUE	BLUEBIRD BIO INC	BLUE	Equity
BMA	BANCO MACRO S.A.	BMA	Equity
BMO	BANK OF MONTREAL	BMO	Equity
BMRN	BIOMARIN PHARMACEUTICAL INC.	BMRN	Equity
BMS	BEMIS COMPANY	BMS	Equity
BMY	BRISTOL-MYERS SQUIBB COMPANY	BMY	Equity
BNFT	BENEFITFOCUS, INC.	BNFT	Equity
BNO	UNITED STATES BRENT OIL ETF	BNO	ETF
BNS	BANK OF NOVA SCOTIA	BNS	Equity
BOBE	BOB EVANS FARMS, INC.	BOBE	Equity
BOFI	BOFI HOLDING, INC.	BOFI	Equity
BOIL	PROSHARES ULTRA DJ-UBS NATURAL GAS	BOIL	ETF
BOKF	BOK FINANCIAL CORPORATION	BOKF	Equity
BONT	THE BON-TON STORES, INC.	BONT	Equity
BOX	BOX, INC.	BOX	Equity
BP	BP PLC	BP	Equity
BPFH	BOSTON PRIVATE FINANCIAL HOLDINGS INC.	BPFH	Equity
BPL	BUCKEYE PARTNERS, L.P.	BPL	Equity
BPOP	POPULAR INC. (10 SHRS)	BPOP	Equity
BPT	BP PRUDHOE BAY ROYALTY TRUST	BPT	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
BRCD	BROCADE COMM., SYSTEMS	BRCD	Equity
BRFS	BRF - BRASIL FOODS SA	BRFS	Equity
BRKB	BERKSHIRE HATHAWAY INC.	BRKB	Equity
BRKR	BRUKER CORPORATION	BRKR	Equity
BRS	BRISTOW GROUP, INC.	BRS	Equity
BRZU	DIREXION DAILY BRAZIL BULL 3X ETF	BRZU	ETF
BSBR	BANCO SANTANDER BRASIL SA	BSBR	Equity
BSFT	BROADSOFT INC	BSFT	Equity
BSQR	BSQUARE CORP.	BSQR	Equity
BSX	BOSTON SCIENTIFIC CORPORATION	BSX	Equity
BTE	BAYTEX ENERGY CORP.	BTE	Equity
BTI	BRITISH AMERICAN TOBACCO PLC	BTI	Equity
BTX	BIOTIME, INC.	BTX	Equity
BUD	ANHEUSER-BUSCH INBEV	BUD	Equity
BUFF	BLUE BUFFALO PET PRODUCTS, INC.	BUFF	Equity
BURL	BURLINGTON STORES INC	BURL	Equity
BV	BAZAARVOICE INC.	BV	Equity
BVN	COMPANIA DE MINAS BUENAVENTURA S.A.-ADR	BVN	Equity
BWA	BORGWARNER INC.	BWA	Equity
BWLD	BUFFALO WILD WINGS INC.	BWLD	Equity
BWP	BOARDWALK PIPELINE PARTNERS, LP	BWP	Equity
BWXT	BWX TECHNOLOGIES, INC.	BWXT	Equity
BX	THE BLACKSTONE GROUP LP	BX	Equity
BXE	BELLATRIX EXPLORATION LTD	BXE	Equity
BXLT	BAXALTA INCORPORATED	BXLT	Equity
BXMT	BLACKSTONE MORTGAGE TRUST, INC.	BXMT	Equity
BXP	BOSTON PROPERTIES INC	BXP	Equity
BYD	BOYD GAMING CORP.	BYD	Equity
BZH	BEAZER HOMES USA INC.	BZH	Equity
BZQ	PROSHARES ULTRASHORT MSCI BRAZIL CAPPED	BZQ	ETF
C	CITIGROUP, INC.	C	Equity
CA	CA, INC.	CA	Equity
CAA	CALATLANTIC GROUP, INC.	CAA	Equity
CAB	CABELA'S INC	CAB	Equity
CACC	CREDIT ACCEPTANCE CORP.	CACC	Equity
CACI	CACI INTERNATIONAL, INC.	CACI	Equity
CAG	CONAGRA FOODS, INC.	CAG	Equity
CAH	CARDINAL HEALTH INC	CAH	Equity
CAKE	THE CHEESECAKE FACTORY	CAKE	Equity
CALD	CALLIDUS SOFTWARE, INC.	CALD	Equity
CALL	MAGICJACK VOCALTEC LTD	CALL	Equity
CALM	CAL-MAINE FOODS, INC.	CALM	Equity
CALX	CALIX, INC.	CALX	Equity
CAMP	CALAMP CORP	CAMP	Equity
CAMT	CAMTEK LTD.	CAMT	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
CAPL	CROSSAMERICA PARTNERS LP	CAPL	Equity
CAR	AVIS BUDGET GROUP INC	CAR	Equity
CASY	CASEY'S GENERAL STORES, INC.	CASY	Equity
CAT	CATERPILLAR INC.	CAT	Equity
CATM	CARDTRONICS, INC.	CATM	Equity
CAVM	CAVIUM, INC.	CAVM	Equity
CB	CHUBB LIMITED	CB	Equity
CBAK	CHINA BAK BATTERY, INC.	CBAK	Equity
CBG	CBRE GROUP INC.	CBG	Equity
CBI	CHICAGO BRIDGE & IRON COMPANY N.V.	CBI	Equity
CBIO	CATALYST BIOSCIENCES, INC.	CBIO	Equity
CBL	CBL & ASSOCIATES PROPERTIES, INC.	CBL	Equity
CBM	CAMBREX CORPORATION	CBM	Equity
CBOE	CBOE HOLDINGS, INC.	CBOE	Equity
CBRL	CRACKER BARREL OLD COUNTRY STORE	CBRL	Equity
CBS	CBS CORPORATION	CBS	Equity
CC	THE CHEMOURS COMPANY	CC	Equity
CCE	COCA-COLA ENTERPRISES INC.	CCE	Equity
CCI	CROWN CASTLE INTER.	CCI	Equity
CCIH	CHINACACHE INTERNATIONAL HOLDINGS LTD.	CCIH	Equity
CCJ	CAMECO CORPORATION	CCJ	Equity
CCK	CROWN HOLDINGS INC.	CCK	Equity
CCL	CARNIVAL CORPORATION	CCL	Equity
CCOI	COGENT COMMUNICATIONS HOLDINGS, INC.	CCOI	Equity
CCRN	CROSS COUNTRY HEALTHCARE, INC.	CCRN	Equity
CCUR	CONCURRENT COMPUTER CORPORATION	CCUR	Equity
CCXI	CHEMOCENTRYX, INC.	CCXI	Equity
CDE	COEUR D' ALENE MINES CORP	CDE	Equity
CDK	CDK GLOBAL, INC.	CDK	Equity
CDNS	CADENCE DESIGN SYSTEMS, I	CDNS	Equity
CDW	CDW CORPORATION	CDW	Equity
CDZI	CADIZ INC.	CDZI	Equity
CE	CELANESE CORPORATION	CE	Equity
CECO	CAREER EDUCATION CORP	CECO	Equity
CELG	CELGENE CORPORATION	CELG	Equity
CEMP	CEMPRA, INC.	CEMP	Equity
CENX	CENTURY ALUMINUM COMPANY	CENX	Equity
CEO	CNOOC LIMITED, ADS	CEO	Equity
CEQP	CRESTWOOD EQUITY PARTNERS LP	CEQP	Equity
CERN	CERNER CORPORATION	CERN	Equity
CERS	CERUS CORPORATION	CERS	Equity
CETC	HONGLI CLEAN ENERGY TECHNOLOGIES CORPORATION	CETC	Equity
CEVA	CEVA INC	CEVA	Equity
CF	CF INDUSTRIES HOLDINGS, INC.	CF	Equity
CFG	CITIZENS FINANCIAL GROUP, INC.	CFG	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
CFR	CULLEN/FROST BANKERS INC.	CFR	Equity
CFX	COLFAX CORPORATION	CFX	Equity
CG	THE CARLYLE GROUP LP	CG	Equity
CGA	CHINA GREEN AGRICULTURE, INC.	CGA	Equity
CGEN	COMPUGEN LTD.	CGEN	Equity
CGNX	COGNEX CORPORATION	CGNX	Equity
CHAD	DIREXION DLY CSI 300 CHN A SHR BR 1X ETF	CHAD	ETF
CHAU	DIREXION DLY CSI 300 CHN A SHR BR 2X ETF	CHAU	ETF
CHD	CHURCH & DWIGHT CO.	CHD	Equity
CHGG	CHEGG, INC	CHGG	Equity
CHIX	GLOBAL X CHINA FINANCIALS ETF	CHIX	ETF
CHK	CHESAPEAKE ENERGY CORPORATION	CHK	Equity
CHKP	CHECK POINT SOFTWARE TECHNOLOGIES LTD.	CHKP	Equity
CHKR	CHESAPEAKE GRANITE WASH TRUST	CHKR	Equity
CHL	CHINA MOBILE LIMITED	CHL	Equity
CHMT	CHEMTURA CORPORATION	CHMT	Equity
CHRW	CH ROBINSON WORLDWIDE INC.	CHRW	Equity
CHS	CHICO'S FAS, INC.	CHS	Equity
CHTR	CHARTER COMMUNICATIONS INC. CL A	CHTR	Equity
CHU	CHINA UNICOM (HONG KONG) LTD.	CHU	Equity
CHUY	CHUY'S HOLDINGS, INC.	CHUY	Equity
CI	CIGNA CORPORATION	CI	Equity
CIE	COBALT INTERNATIONAL ENERGY, INC.	CIE	Equity
CIEN	CIENA CORPORATION	CIEN	Equity
CIG	COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG (125)	CIG	Equity
CIM	CHIMERA INVESTMENT CORPORATION	CIM	Equity
CIT	CIT GROUP, INC.	CIT	Equity
CJES	C&J ENERGY SERVICES INC.	CJES	Equity
CKEC	CARMIKE CINEMAS, INC.	CKEC	Equity
CKH	SEACOR HOLDINGS, INC.	CKH	Equity
CL	COLGATE-PALMOLIVE COMPANY	CL	Equity
CLB	CORE LABORATORIES N.V.	CLB	Equity
CLBS	CALADRIUS BIOSCIENCES, INC.	CLBS	Equity
CLD	CLOUD PEAK ENERGY, INC	CLD	Equity
CLDX	CELLDEX THERAPEUTICS, INC.	CLDX	Equity
CLF	CLIFFS NATURAL RESOURCES INC.	CLF	Equity
CLFD	CLEARFIELD, INC.	CLFD	Equity
CLGX	CORELOGIC INC.	CLGX	Equity
CLH	CLEAN HARBORS INC	CLH	Equity
CLIR	CLEARSIGN COMBUSTION CORPORATION	CLIR	Equity
CLMT	CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.	CLMT	Equity
CLNE	CLEAN ENERGY FUELS CORPORATION	CLNE	Equity
CLNY	COLONY FINANCIAL INC.	CLNY	Equity
CLR	CONTINENTAL RESOURCES, INC.	CLR	Equity
CLS	CELESTICA, INC.	CLS	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
CLSN	CELSION CORPORATION	CLSN	Equity
CLVS	CLOVIS ONCOLOGY, INC.	CLVS	Equity
CLX	CLOROX CO	CLX	Equity
CM	CANADIAN IMPERIAL BANK OF COMMERCE	CM	Equity
CMA	COMERICA, INC.	CMA	Equity
CMC	COMMERCIAL METALS COMPANY	CMC	Equity
CMCM	CHEETAH MOBILE INC.	CMCM	Equity
CMCSA	COMCAST CORPORATION	CMCSA	Equity
CME	CME GROUP INC.	CME	Equity
CMG	CHIPOTLE MEXICAN GRILL, INC.	CMG	Equity
CMI	CUMMINS INC.	CMI	Equity
CMLS	CUMULUS MEDIA, INC.	CMLS	Equity
CMP	COMPASS MINERALS INTERNATIONAL, INC.	CMP	Equity
CMPR	CIMPRESS N.V.	CMPR	Equity
CMRE	COSTAMARE INC.	CMRE	Equity
CMRX	CHIMERIX, INC.	CMRX	Equity
CMS	CMS ENERGY CORPORATION	CMS	Equity
CMTL	COMTECH TELECOMMUNICATION	CMTL	Equity
CNAT	CONATUS PHARMACEUTICALS INC.	CNAT	Equity
CNC	CENTENE CORP	CNC	Equity
CNI	CANADIAN NATIONAL RAILWAY	CNI	Equity
CNNX	CONE MIDSTREAM PARTNERS LP	CNNX	Equity
CNP	CENTERPOINT ENERGY, INC.	CNP	Equity
CNQ	CANADIAN NATURAL RESOURCES LIMITED	CNQ	Equity
CNSL	CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.	CNSL	Equity
CNX	CONSOL ENERGY INC.	CNX	Equity
COF	CAPITAL ONE FINANCIAL CORPORATION	COF	Equity
COG	CABOT OIL & GAS CORPORATION	COG	Equity
COH	COACH, INC.	COH	Equity
COL	ROCKWELL COLLINS, INC.	COL	Equity
COLM	COLUMBIA SPORTWEAR CO.	COLM	Equity
COMM	COMMSCOPE HOLDING CO, INC.	COMM	Equity
CONE	CYRUSONE INC.	CONE	Equity
CONN	CONN'S, INC.	CONN	Equity
COO	COOPER COMPANIES, INC.	COO	Equity
COP	CONOCOPHILLIPS	COP	Equity
CORN	TEUCRIUM COMMODITY TRUST CORN FUND SHARES ETF	CORN	ETF
CORR	CORENERGY INFRASTRUCTURE TRUST, INC.	CORR	Equity
CORT	CORCEPT THERAPEUTICS INCORPORATED	CORT	Equity
COST	COSTCO WHOLESALE CORPORATION	COST	Equity
COT	COTT CORPORATION	COT	Equity
COTY	COTY INC.	COTY	Equity
CP	CANADIAN PACIFIC RAILWAY LIMITED	CP	Equity
CPA	COPA HOLDINGS SA	CPA	Equity
CPB	CAMPBELL SOUP CO	CPB	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
CPE	CALLON PETROLEUM COMPANY	CPE	Equity
CPHD	CEPHEID	CPHD	Equity
CPLP	CAPITAL PRODUCT PARTNERS LP	CPLP	Equity
CPN	CALPINE CORPORATION	CPN	Equity
CPRT	COPART INC	CPRT	Equity
CPRX	CATALYST PHARMACEUTICAL PARTNES INC.	CPRX	Equity
CPSS	CONSUMER PORTFOLIO SERVICES, INC.	CPSS	Equity
CQP	CHENIERE ENERGY PTNRS L.P.	CQP	Equity
CR	CRANE CO.	CR	Equity
CRAY	CRAY INC	CRAY	Equity
CRC	CALIFORNIA RESOURCES CORPORATION	CRC	Equity
CREE	CREE, INC.	CREE	Equity
CRI	CARTER'S , INC.	CRI	Equity
CRK	COMSTOCK RESOURCES, INC.	CRK	Equity
CRM	SALESFORCE.COM, INC	CRM	Equity
CRMD	CORMEDIX INC.	CRMD	Equity
CRME	CARDIOME PHARMA CORP	CRME	Equity
CROX	CROCS, INC.	CROX	Equity
CRR	CARBO CERAMICS INC	CRR	Equity
CRTO	CRITEO SA	CRTO	Equity
CRUS	CIRRUS LOGIC INC.	CRUS	Equity
CRZO	CARRIZO OIL & GAS, INC	CRZO	Equity
CS	CREDIT SUISSE GROUP- SPON ADR	CS	Equity
CSAL	COMMUNICATIONS SALES & LEASING, INC.	CSAL	Equity
CSC	COMPUTER SCIENCES CORP	CSC	Equity
CSCO	CISCO SYSTEMS, INC.	CSCO	Equity
CSH	CASH AMERICA INTERNATIONAL, INC.	CSH	Equity
CSIQ	CANADIAN SOLAR INC	CSIQ	Equity
CSLT	CASTLIGHT HEALTH, INC.	CSLT	Equity
CSOD	CORNERSTONE ONDEMAND, INC.	CSOD	Equity
CST	CST BRANDS, INC.	CST	Equity
CSTE	CAESARSTONE SDOT-YAM LTD.	CSTE	Equity
CSTM	CONSTELLIUM N.V	CSTM	Equity
CSU	CAPITAL SENIOR LIVING CORP.	CSU	Equity
CSX	CSX CORPORATION	CSX	Equity
CTAS	CINTAS CORP.	CTAS	Equity
CTB	COOPER TIRE & RUBBER CO.	CTB	Equity
CTIC	CELL THERAPEUTICS, INC. (20 SHRS)	CTIC	Equity
CTL	CENTURYLINK, INC.	CTL	Equity
CTRL	CONTROL4 CORPORATION	CTRL	Equity
CTRP	CTRIP.COM INTERNATIONAL LTD.	CTRP	Equity
CTSH	COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION	CTSH	Equity
CTSO	CYTOSORBENTS CORPORATION	CTSO	Equity
CTXS	CITRIX SYSTEMS, INC.	CTXS	Equity
CUDA	BARRACUDA NETWORKS, INC.	CUDA	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
CUR	NEURALSTEM, INC.	CUR	Equity
CURE	DIREXION DAILY HEALTHCARE BULL 3X ETF	CURE	ETF
CVA	COVANTA HOLDING CORPORATION	CVA	Equity
CVC	CABLEVISION SYSTEMS INC (DIST)	CVC	Equity
CVE	CENOVUS ENERGY INC.	CVE	Equity
CVEO	CIVEO CORPORATION	CVEO	Equity
CVI	CVR ENERGY, INC.	CVI	Equity
CVLT	COMMVAULT SYSTEMS INC	CVLT	Equity
CVRR	CVR REFINING, LP	CVRR	Equity
CVS	CVS CAREMARK CORPORATION	CVS	Equity
CVX	CHEVRON CORPORATION	CVX	Equity
CWB	SPDR BARCLAYS CONVERTIBLE SECS ETF	CWB	ETF
CX	CEMEX, S.A.B. DE C.V.	CX	Equity
CXDC	CHINA XD PLASTICS CO LTD.	CXDC	Equity
CXO	CONCHO RESOURCES, INC.	CXO	Equity
CXW	CORRECTIONS CORPORATION OF AMERICA	CXW	Equity
CY	CYPRESS SEMICONDUCTOR CORPORATION	CY	Equity
CYBR	CYBERARK SOFTWARE, LTD.	CYBR	Equity
CYD	CHINA YUCHAI INTERNATIONAL LIMITED	CYD	Equity
CYH	COMMUNITY HEALTH SYSTEMS, INC.	CYH	Equity
CYNO	CYNOSURE INC.	CYNO	Equity
CYOU	CHANGYOU.COM LIMITED	CYOU	Equity
CYS	CYS INVESTMENTS INC	CYS	Equity
CYTK	CYTOKINETICS, INCORPORATED	CYTK	Equity
CYTR	CYTRX CORP.	CYTR	Equity
CZR	CAESARS ENTERTAINMENT CORPORATION	CZR	Equity
CZZ	COSAN LIMITED	CZZ	Equity
D	DOMINION RESOURCES	D	Equity
DAL	DELTA AIR LINES INC.	DAL	Equity
DAN	DANA HOLDING CORPORATION	DAN	Equity
DANG	E-COMMERCE CHINA DANGDANG, INC.	DANG	Equity
DAR	DARLING INTERNATIONAL, INC.	DAR	Equity
DATA	TABLEAU SOFTWARE INC.	DATA	Equity
DB	DEUTSCHE BANK AG	DB	Equity
DBA	POWERSHARES DB AGRICULTURE	DBA	ETF
DBC	POWESHARES DB COMMODITY INDEX TRACKING FUND	DBC	ETF
DBD	DIEBOLD, INCORPORATED	DBD	Equity
DBO	POWERSHARES DB OIL FUND	DBO	ETF
DCI	DONALDSON COMPANY, INC.	DCI	Equity
DCIX	DIANA CONTAINERSHIPS INC	DCIX	Equity
DCTH	DELCATH SYSTEMS, INC.	DCTH	Equity
DD	E. I. DU PONT DE NEMOURS AND COMPANY	DD	Equity
DDC	DOMINION DIAMOND CORPORATION	DDC	Equity
DDD	3D SYSTEMS CORPORATION	DDD	Equity
DDM	PROSHARES ULTRA DOW30	DDM	ETF

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
DDS	DILLARD'S INC	DDS	Equity
DE	DEERE & COMPANY	DE	Equity
DECK	DECKERS OUTDOOR CORPORATION	DECK	Equity
DEM	WISDOMTREE EMERGING MARKETS EQ INC ETF	DEM	ETF
DENN	DENNY'S CORP.	DENN	Equity
DEO	DIAGEO PLC	DEO	Equity
DEPO	DEPOMED, INC.	DEPO	Equity
DEST	DESTINATION MATERNITY CORPORATION	DEST	Equity
DF	DEAN FOODS CO.	DF	Equity
DFE	WISDOMTREE EUROPE SMALLCAP DIVIDEND FUND	DFE	ETF
DFRG	DEL FRISCO'S RESTAURANT GROUP, INC.	DFRG	Equity
DFS	DISCOVER FINANCIAL SERVICES	DFS	Equity
DFT	DUPONT FABROS TECHNOLOGY, INC.	DFT	Equity
DG	DOLLAR GENERAL CORPORATION	DG	Equity
DGI	DIGITALGLOBE INC.	DGI	Equity
DGX	QUEST DIAGNOSTICS INC	DGX	Equity
DHI	DR HORTON INC.	DHI	Equity
DHR	DANAHER CORPORATION	DHR	Equity
DHT	DHT HOLDINGS, INC.	DHT	Equity
DHX	DHI GROUP, INC.	DHX	Equity
DIA	SPDR DOW JONES INDUSTRIAL AVERAGE	DIA	ETF
DIG	PROSHARES ULTRA OIL & GAS	DIG	ETF
DIN	DINEEQUITY, INC	DIN	Equity
DIS	THE WALT DISNEY COMPANY	DIS	Equity
DISCA	DISCOVERY COMMUNICATIONS, INC. CLASS A	DISCA	Equity
DISCK	DISCOVERY COMMUNICATIONS, INC.	DISCK	Equity
DISH	DISH NETWORK CORPORATION	DISH	Equity
DK	DELEK US HOLDINGS, INC.	DK	Equity
DKL	DELEK LOGISTICS PARTNERS LP	DKL	Equity
DKS	DICK'S SPORTING GOODS INC.	DKS	Equity
DLPH	DELPHI AUTOMOTIVE PLC	DLPH	Equity
DLR	DIGITAL REALTY TRUST INC	DLR	Equity
DLTR	DOLLAR TREE, INC.	DLTR	Equity
DLX	DELUXE CORPORATION	DLX	Equity
DMD	DEMAND MEDIA INC.	DMD	Equity
DNB	DUN & BRADSTREET CORP	DNB	Equity
DNKN	DUNKIN' BRANDS GROUP, INC.	DNKN	Equity
DNN	DENISON MINES CORP.	DNN	Equity
DNOW	NOW, INC.	DNOW	Equity
DNR	DENBURY RESOURCES INC.	DNR	Equity
DO	DIAMOND OFFSHORE DRILLING, INC	DO	Equity
DOG	PROSHARES SHORT DOW30	DOG	ETF
DOV	DOVER CORPORATION	DOV	Equity
DOW	THE DOW CHEMICAL COMPANY	DOW	Equity
DOX	AMDOCS LTD	DOX	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
DPLO	DIPLOMAT PHARMACY, INC.	DPLO	Equity
DPM	DCP MIDSTREAM PARTNERS LP	DPM	Equity
DPS	DR. PEPPER SNAPPLE GROUP, INC.	DPS	Equity
DPZ	DOMINO'S PIZZA INC	DPZ	Equity
DRI	DARDEN RESTAURANTS, INC.	DRI	Equity
DRII	DIAMOND RESORTS INTERNATIONAL, INC.	DRII	Equity
DRN	DIREXION DAILY REAL ESTATE BULL 3X ETF	DRN	ETF
DRQ	DRIL-QUIP INC	DRQ	Equity
DRRX	DURECT CORPORATION	DRRX	Equity
DRV	DIREXION DAILY REAL ESTATE BEAR 3X ETF	DRV	ETF
DRYS	DRYSHIPS, INC.	DRYS	Equity
DSW	DSW INC	DSW	Equity
DSX	DIANA SHIPPING INC	DSX	Equity
DTE	DTE ENERGY COMPANY	DTE	Equity
DUG	PROSHARES ULTRASHORT OIL & GAS	DUG	ETF
DUK	DUKE ENERGY CORPORATION	DUK	Equity
DUST	DIREXION DAILY GOLD MINERS BEAR 3X SHARES	DUST	ETF
DV	DEVRY INC	DV	Equity
DVA	DAVITA HEALTHCARE PARTNERS INC.	DVA	Equity
DVAX	DYNAVAX TECHNOLOGIES CORPORATION	DVAX	Equity
DVN	DEVON ENERGY CORPORATION	DVN	Equity
DVY	ISHARES DJ SELECT DIVIDEND	DVY	ETF
DWA	DREAMWORKS ANIMATION SKG, INC. CLASS A	DWA	Equity
DWRE	DEMANDWARE INC	DWRE	Equity
DXCM	DEXCOM, INC.	DXCM	Equity
DXD	PROSHARES ULTRASHORT DOW30 (25 SHARES)	DXD	ETF
DXJ	WISDOMTREE JAPAN HEDGED EQUITY FUND	DXJ	ETF
DY	DYCOM INDUSTRIES INC.	DY	Equity
DYN	DYNEGY INC (MERGER)	DYN	Equity
EA	ELECTRONIC ARTS INC.	EA	Equity
EAT	BRINKER INT'L, INC.	EAT	Equity
EBAY	EBAY INC.	EBAY	Equity
EBIX	EBIX, INC.	EBIX	Equity
EC	ECOPETROL SA	EC	Equity
ECA	ENCANA CORPORATION	ECA	Equity
ECHO	ECHO GLOBAL LOGISTICS, INC.	ECHO	Equity
ECL	ECOLAB INC.	ECL	Equity
ECOM	CHANNELADVISOR CORPORATION	ECOM	Equity
ECPG	ENCORE CAPITAL GROUP INC	ECPG	Equity
ECR	ECLIPSE RESOURCES CORPORATION	ECR	Equity
ECT	ECA MARCELLUS TRUST I	ECT	Equity
ECYT	ENDOCYTE INC	ECYT	Equity
ED	CON EDISON	ED	Equity
EDAP	EDAP TMS S.A.	EDAP	Equity
EDC	DIREXION DAILY EMERGING MARKETS BULL 3X SHARES (20	EDC	ETF

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
EDU	NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP	EDU	Equity
EDZ	DIREXION DAILY EMERGING MARKETS BEAR 3X SHARE	EDZ	ETF
EEFT	EURONET WORLDWIDE, INC.	EEFT	Equity
EEM	ISHARES MSCI EMERGING MARKETS INDEX	EEM	ETF
EEP	ENBRIDGE ENERGY PARTNERS , L.P.	EEP	Equity
EEQ	ENBRIDGE ENERGY MANAGEMENT, LLC	EEQ	Equity
EFA	ISHARES MSCI EAFE INDEX	EFA	ETF
EGHT	8X8 INC	EGHT	Equity
EGN	ENERGEN CORPORATION	EGN	Equity
EGO	ELDORADO GOLD CORPORATION	EGO	Equity
EGRX	EAGLE PHARMACEUTICALS INC.	EGRX	Equity
EGY	VAALCO ENERGY INC	EGY	Equity
EHTH	EHEALTH, INC.	EHTH	Equity
EIGI	ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.	EIGI	Equity
EIX	EDISON INTERNATIONAL	EIX	Equity
EJ	E-HOUSE (CHINA) HOLDINGS LTD.	EJ	Equity
EL	THE EST	EL	Equity
ELGX	ENDOLOGIX, INC.	ELGX	Equity
ELLI	ELLIE MAE INC.	ELLI	Equity
ELNK	EARTHLINK HOLDINGS CORP.	ELNK	Equity
ELY	CALLAWAY GOLF CO	ELY	Equity
EMES	EMERGE ENERGY SERVICES LP	EMES	Equity
EMKR	EMCORE CORPORATION	EMKR	Equity
EMN	EASTMAN CHEMICAL COMPANY	EMN	Equity
EMR	EMERSON ELECTRIC COMPANY	EMR	Equity
ENB	ENBRIDGE INC	ENB	Equity
ENBL	ENABLE MIDSTREAM PARTNERS, LP	ENBL	Equity
ENDP	ENDO HEALTH SOLUTIONS INC.	ENDP	Equity
ENLC	ENLINK MIDSTREAM, LLC	ENLC	Equity
ENLK	ENLINK MIDSTREAM PARTNERS, LP	ENLK	Equity
ENOC	ENERNOC, INC.	ENOC	Equity
ENPH	ENPHASE ENERGY INC.	ENPH	Equity
ENR	ENERGIZER HOLDINGS, INC.	ENR	Equity
ENS	ENERSYS	ENS	Equity
ENT	GLOBAL EAGLE ENTERTAINMENT INC.	ENT	Equity
ENTG	ENTEGRIS, INC.	ENTG	Equity
ENV	ENVESTNET, INC.	ENV	Equity
ENVA	ENOVA INTERNATIONAL, INC.	ENVA	Equity
EOG	EOG RESOURCES, INC.	EOG	Equity
EPAM	EPAM SYSTEMS, INC.	EPAM	Equity
EPC	EDGEWELL PERSONAL CARE COMPANY	EPC	Equity
EPD	ENTERPRISE PRODUCTS PARTNERS L.P.	EPD	Equity
EPE	EP ENERGY CORPORATION	EPE	Equity
EPI	WISDOMTREE INDIA EARNING FUND	EPI	ETF
EPV	PROSHARES ULTRASHORT FTSE EUROPE	EPV	ETF

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
EPZM	EPIZYME, INC.	EPZM	Equity
EQC	EQUITY COMMONWEALTH	EQC	Equity
EQIX	EQUINIX, INC.	EQIX	Equity
EQM	EQT MIDSTREAM PARTNERS LP	EQM	Equity
EQR	EQUITY RESIDENTIAL	EQR	Equity
EQT	EQT CORPORATION	EQT	Equity
ERF	ENERPLUS CORPORATION	ERF	Equity
ERIC	ERICSSON	ERIC	Equity
ERII	ENERGY RECOVERY INC.	ERII	Equity
ERJ	EMBRAER S.A.	ERJ	Equity
EROS	EROS INTERNATIONAL PLC	EROS	Equity
ERX	DIREXION DAILY ENERGY BULL 3X SHARES	ERX	ETF
ERY	DIREXIONSHARES DAILY ENERGY BEAR 3X SHARES	ERY	ETF
ES	EVERSOURCE ENERGY	ES	Equity
ESI	ITT EDUCATIONAL SERVICES, INC.	ESI	Equity
ESPR	ESPERION THERAPEUTICS, INC.	ESPR	Equity
ESRX	EXPRESS SCRIPTS HOLDING COMPANY	ESRX	Equity
ESV	ENSCO PLC	ESV	Equity
ETE	ENERGY TRANSFER EQUITY, L.P.	ETE	Equity
ETFC	E*TRADE FINANCIAL CORPORATION	ETFC	Equity
ETN	EATON CORPORATION PLC	ETN	Equity
ETP	ENERGY TRANSFER PARTNERS, L.P.	ETP	Equity
ETR	ENTERGY CORPORATION	ETR	Equity
ETRM	ENTEROMEDICS INC	ETRM	Equity
ETSY	ETSY,INC.	ETSY	Equity
EUFN	ISHARES MSCI EUROPE FINANCIALS ETF	EUFN	ETF
EUO	PROSHARES ULTRASHORT EURO	EUO	ETF
EV	EATON VANCE CORP	EV	Equity
EVEP	EV ENERGY PARTNERS LP	EVEP	Equity
EVHC	ENVISION HEALTHCARE HOLDINGS, INC.	EVHC	Equity
EVR	EVERCORE PARTNERS INC.	EVR	Equity
EW	EDWARDS LIFESCIENCES CORP.	EW	Equity
EWA	ISHARES MSCI AUSTRALIA INDEX	EWA	ETF
EWC	ISHARES CANADA INDEX ETF	EWC	ETF
EWG	ISHARES MSCI GERMANY INDEX FUND ETF	EWG	ETF
EWH	ISHARES MSCI HONG KONG INDEX	EWH	ETF
EWI	ISHARES MSCI ITALY INDEX FUND	EWI	ETF
EWJ	ISHARES MSCI JAPAN INDEX	EWJ	ETF
EWM	ISHARES MSCI MALAYSIA INDEX ETF	EWM	ETF
EWQ	ISHARES MSCI FRANCE	EWQ	ETF
EWT	ISHARES TAIWAN INDEX ETF	EWT	ETF
EWU	ISHARES MSCI UNITED KINGDOM INDEX ETF	EWU	ETF
EWW	ISHARES MSCI MEXICO CAPPED ETF	EWW	ETF
EWY	ISHARES MSCI SOUTH KOREA CAPPED INDEX	EWY	ETF
EWZ	ISHARES MSCI BRAZIL CAPPED INDEX	EWZ	ETF

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
EXAM	EXAMWORKS GROUP INC.	EXAM	Equity
EXAR	EXAR CORP.	EXAR	Equity
EXAS	EXACT SCIENCES CORP.	EXAS	Equity
EXC	EXELON CORPORATION	EXC	Equity
EXEL	EXELIXIS, INC.	EXEL	Equity
EXK	ENDEAVOUR SILVER CORP.	EXK	Equity
EXP	EAGLE MATERIALS INC.	EXP	Equity
EXPD	EXPEDITORS INTERNATIONAL	EXPD	Equity
EXPE	EXPEDIA INC.	EXPE	Equity
EXPR	EXPRESS INC.	EXPR	Equity
EXR	EXTRA SPACE STORAGE INC.	EXR	Equity
EXTR	EXTREME METWORKS, INC.	EXTR	Equity
EZA	ISHARES MSCI SOUTH AFRICA INDEX	EZA	ETF
EZPW	EZCORP, INC	EZPW	Equity
F	FORD MOTOR COMPANY	F	Equity
FANG	DIAMONDBACK ENERGY, INC.	FANG	Equity
FAS	DIREXION DAILY FINANCIAL BULL 3X SHARES	FAS	ETF
FAST	FASTENAL COMPANY	FAST	Equity
FAZ	DIREXION DAILY FINANCIAL BEAR 3X SHARES	FAZ	ETF
FB	FACEBOOK, INC.	FB	Equity
FBHS	FORTUNE BRANDS HOME & SECURITY INC.	FBHS	Equity
FBIO	FORTRESS BIOTECH, INC.	FBIO	Equity
FCAU	FIAT CHRYSLER AUTOMOBILES N.V.	FCAU	Equity
FCEL	FUELCELL ENERGY, INC.	FCEL	Equity
FCG	FIRST TRUST ISE-REVERE NATURAL GAS ETF	FCG	ETF
FCN	FTI CONSULTING, INC.	FCN	Equity
FCS	FAIRCHILD SEMICONDUCTOR INTERNATIONAL INC.	FCS	Equity
FCX	FREEPORT-MCMORAN COPPER & GOLD INC.	FCX	Equity
FDC	FIRST DATA CORPORATION	FDC	Equity
FDN	FIRST TRUST DOW JONES INTERNET ETF	FDN	ETF
FDS	FACTSET RESEARCH SYSTEMS	FDS	Equity
FDX	FEDEX CORPORATION	FDX	Equity
FE	FIRSTENERGY CORP.	FE	Equity
FENG	PHOENIX NEW MEDIA LIMITED	FENG	Equity
FET	FORUM ENERGY TECHNOLOGIES, INC.	FET	Equity
FEYE	FIREEYE, INC.	FEYE	Equity
FEZ	SPDR EURO STOXX 50 ETF	FEZ	ETF
FFIV	F5 NETWORKS, INC.	FFIV	Equity
FGEN	FIBROGEN, INC.	FGEN	Equity
FGP	FERRELLGAS PARTNERS, L.P.	FGP	Equity
FH	FORM HOLDINGS, INC.	FHN	Equity
FHN	FIRST HORIZON NATIONAL CORPORATION	FHN	Equity
FIG	FORTRESS INVESTMENT GROUP LLC	FIG	Equity
FII	FEDERATED INVESTORS, INC.	FII	Equity
FINL	THE FINISH LINE-CLASS A	FINL	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
FIS	FIDELITY NATIONAL INFORMATION SERVICES, INC.	FIS	Equity
FISV	FISERV INC	FISV	Equity
FIT	FITBIT, INC.	FIT	Equity
FITB	FIFTH THIRD BANCORP	FITB	Equity
FIVE	FIVE BELOW INC	FIVE	Equity
FIZZ	NATIONAL BEVERAGE CORP	FIZZ	Equity
FL	FOOT LOCKER, INC.	FL	Equity
FLDM	FLUIDIGM CORPORATION	FLDM	Equity
FLEX	FLEXTRONICS LTD	FLEX	Equity
FLIR	FLIR SYSTEMS INC.	FLIR	Equity
FLML	FLAMEL TECHNOLOGIES S.A.,	FLML	Equity
FLO	FLOWERS FOODS, INC.	FLO	Equity
FLOW	SPX FLOW, INC.	FLOW	Equity
FLR	FLUOR CORPORATION	FLR	Equity
FLS	FLOWSERVE CORP.	FLS	Equity
FLT	FLEETCOR TECHNOLOGIES INC.	FLT	Equity
FLTX	FLEETMATICS GROUP PLC	FLTX	Equity
FLWS	1-800-FLOWERS.COM INC.	FLWS	Equity
FLXN	FLEXION THERAPEUTICS, INC.	FLXN	Equity
FLY	FLY LEASING LIMITED	FLY	Equity
FMC	FMC CORPORATION	FMC	Equity
FMI	FOUNDATION MEDICINE, INC.	FMI	Equity
FMSA	FMSA HOLDINGS INC.	FMSA	Equity
FNF	FIDELITY NATIONAL FINANCIAL	FNF	Equity
FNFG	FIRST NIAGARA FINANCIAL GROUP, INC.	FNFG	Equity
FNGN	FINANCIAL ENGINES INC.	FNGN	Equity
FNSR	FINISAR CORPORATION	FNSR	Equity
FNV	FRANCO-NEVADA CORPORATION	FNV	Equity
FOLD	AMICUS THERAPEUTICS, INC.	FOLD	Equity
FOSL	FOSSIL, INC.	FOSL	Equity
FOX	TWENTY-FIRST CENTURY FOX, INC.	FOX	Equity
FOXA	TWENTY-FIRST CENTURY FOX, INC.	FOXA	Equity
FPRX	FIVE PRIME THERAPEUTICS, INC.	FPRX	Equity
FRAN	FRANCESCA'S HOLDING CORP.	FRAN	Equity
FRC	FIRST REPUBLIC BANK	FRC	Equity
FRGI	FIESTA RESTAURANT GROUP INC	FRGI	Equity
FRO	FRONTLINE LIMITED	FRO	Equity
FRPT	FRESHPET, INC.	FRPT	Equity
FRSH	PAPA MURPHY'S HOLDINGS, INC.	FRSH	Equity
FSC	FIFTH STREET FINANCE COPORATION	FSC	Equity
FSLR	FIRST SOLAR, INC.	FSLR	Equity
FSTR	LB FOSTER CO.	FSTR	Equity
FSYS	FUEL SYSTEMS SOLUTIONS INC	FSYS	Equity
FTI	FMC TECHNOLOGIES, INC.	FTI	Equity
FTK	FLOTEK INDUSTRIES INC	FTK	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
FTNT	FORTINET INC.	FTNT	Equity
FTR	FRONTIER COMMUNICATIONS CORPORATION	FTR	Equity
FUEL	ROCKET FUEL INC.	FUEL	Equity
FUN	CEDAR FAIR, L.P.	FUN	Equity
FUR	WINTHROP REALTY TRUST	FUR	Equity
FWM	FAIRWAY GROUP HOLDINGS CORP.	FWM	Equity
FXA	CURRENCYSHARES AUSTRALIAN DOLLAR TRUST	FXA	ETF
FXB	CURRENCYSHARES BRITISH POUND STERLING TRUST	FXB	ETF
FXC	CURRENCYSHARES CANADIAN DOLLAR TRUST	FXC	ETF
FXE	CURRENCYSHARES EURO TRUST	FXE	ETF
FXF	CURRENCYSHARES SWISS FRANC ETF	FXF	ETF
FXH	FIRST TRUST HEALTH CARE ALPHADEX ETF	FXH	ETF
FXI	ISHARES FTSE CHINA 2S INDEX FUND	FXI	ETF
FXP	PROSHARES ULTRASHORT FTSE CHINA S0	FXP	ETF
FXY	CURRENCYSHARES JAPANESE YEN TRUST	FXY	ETF
G	GENPACT LIMITED	G	Equity
GALE	GALENA BIOPHARMA INC.	GALE	Equity
GALT	GALECTIN THERAPEUTICS, INC.	GALT	Equity
GASL	DIREXION DAILY NAT GAS RLTD BULL 3X ETF	GASL	ETF
GBX	THE GREENBRIER COMPANIES, INC.	GBX	Equity
GCI	GANNETT CO., INC.	GCI	Equity
GCO	GENESCO INC.	GCO	Equity
GD	GENERAL DYNAMICS CORPORATION	GD	Equity
GDDY	GODADDY INC.	GDDY	Equity
GDOT	GREEN DOT CORPORATION	GDOT	Equity
GDX	MARKET VECTORS GOLD MINERS ETF	GDX	ETF
GDXJ	MARKET VECTORS JUNIOR GOLD MINERS ETF	GDXJ	ETF
GE	GENERAL ELECTRIC COMPANY	GE	Equity
GEL	GENESIS ENERGY L.P.	GEL	Equity
GEOS	GEOSPACE TECHNOLOGIES CORPORATION	GEOS	Equity
GERN	GERON CORPORATION	GERN	Equity
GES	GUESS? INC.	GES	Equity
GEVO	GEVO, INC	GEVO	Equity
GFI	GOLD FIELDS LTD.	GFI	Equity
GG	GOLDCORP INC.	GG	Equity
GGAL	GRUPO FINANCIERO GALICIA S.A.	GGAL	Equity
GGB	GERDAU S.A. (ADR)	GGB	Equity
GGG	GRACO, INC.	GGG	Equity
GGP	GENERAL GROWTH PROPERTIES, INC (DIST)	GGP	Equity
GHDX	GENOMIC HEALTH, INC.	GHDX	Equity
GIII	G-III APPAREL GROUP LTD	GIII	Equity
GIL	GILDAN ACTIVEWEAR INC	GIL	Equity
GILD	GILEAD SCIENCES INC.	GILD	Equity
GIMO	GIGAMON INC.	GIMO	Equity
GIS	GENERAL MILLS, INC.	GIS	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
GLD	SPDR GOLD TRUST	GLD	ETF
GLF	GULFMARK OFFSHORE, INC. CLASS A	GLF	Equity
GLL	PROSHARES ULTRASHORT GOLD	GLL	ETF
GLNG	GOLAR LNG LTD	GLNG	Equity
GLOG	GASLOG LTD.	GLOG	Equity
GLPI	GAMING AND LEISURE PROPERTIES INC	GLPI	Equity
GLRE	GREENLIGHT CAPITAL RE, LTD.	GLRE	Equity
GLUU	GLU MOBILE INC	GLUU	Equity
GLW	CORNING INC.	GLW	Equity
GM	GENERAL MOTORS COMPANY	GM	Equity
GME	GAMESTOP CORPORATION	GME	Equity
GMED	GLOBUS MEDICAL, INC.	GMED	Equity
GMLP	GOLAR LNG PARTNERS LP	GMLP	Equity
GMT	GATX CORP	GMT	Equity
GNC	GNC HOLDINGS INC.	GNC	Equity
GNE	GENIE ENERGY LTD.	GNE	Equity
GNRC	GENERAC HOLDINGS INC	GNRC	Equity
GNTX	GENTEX CORP.	GNTX	Equity
GNW	GENWORTH FINANCIAL INC.	GNW	Equity
GOGL	GOLDEN OCEAN GROUP LIMITED	GOGL	Equity
GOGO	GOGO, INC.	GOGO	Equity
GOLD	RANDGOLD RESOURCES LIMITED	GOLD	Equity
GOOG	ALPHABET INC. CLASS C	GOOG	Equity
GOOG	ALPHABET INC. CLASS C	GOLG1	Equity
GOOGL	ALPHABET INC. CLASS A	GOLG1	Equity
GOOGL	ALPHABET INC. CLASS A	GOOGL	Equity
GORO	GOLD RESOURCE CORPORATION	GORO	Equity
GOV	GOVERNMENT PROPERTIES INCOME TRUST	GOV	Equity
GPC	GENUINE PARTS	GPC	Equity
GPK	GRAPHIC PACKAGING HOLDING COMPANY	GPK	Equity
GPN	GLOBAL PAYMENTS INC.	GPN	Equity
GPOR	GULFPORT ENERGY CORPORATION	GPOR	Equity
GPRE	GREEN PLAINS RENEWABLE ENERGY, INC.	GPRE	Equity
GPRO	GOPRO, INC.	GPRO	Equity
GPS	GAP INC.	GPS	Equity
GPT	GRAMERCY PROPERTY TRUST INC.	GPT	Equity
GRA	W.R. GRACE & CO.	GRA	Equity
GRMN	GARMIN LTD.	GRMN	Equity
GRPN	GROUPON, INC.	GRPN	Equity
GRUB	GRUBHUB INC.	GRUB	Equity
GS	THE GOLDMAN SACHS GROUP, INC.	GS	Equity
GSAT	GLOBALSTAR, INC	GSAT	Equity
GSK	GLAXOSMITHKLINE PLC	GSK	Equity
GSM	GLOBE SPECIALTY METALS INC	GSM	Equity
GST	GASTAR EXPLORATION INC.	GST	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
GSVC	GSV CAPITAL CORP	GSVC	Equity
GT	GOODYEAR TIRE & RUBBER COMPANY	GT	Equity
GTE	GRAN TIERRA ENERGY INC.	GTE	Equity
GTLS	CHART INDUSTRIES INC	GTLS	Equity
GTN	GRAY TELEVISION, INC.	GTN	Equity
GTY	GETTY REALTY CORP.	GTY	Equity
GURE	GULF RESOURCES INC.	GURE	Equity
GWPH	GW PHARMACEUTICALS PLC	GWPH	Equity
GWR	GENESEE & WYOMING INC.	GWR	Equity
GWRE	GUIDEWIRE SOFTWARE, INC.	GWRE	Equity
GWW	GRAINGER, W.W. INC.	GWW	Equity
H	HYATT HOTELS CORPORATION	H	Equity
HA	HAWAIIAN HOLDINGS, INC.	HA	Equity
HABT	HABIT RESTAURANTS, INC.	HABT	Equity
HACK	PUREFUNDS ISE CYBER SECURITY ETF	HACK	ETF
HAIN	THE HAIN CELESTIAL GROUP, INC.	HAIN	Equity
HAL	HALLIBURTON COMPANY	HAL	Equity
HALO	HALOZYME THERAPEUTICS INC.	HALO	Equity
HAO	GUGGENHEIM CHINA SMALL CAP ETF	HAO	ETF
HAR	HARMAN INTL. INDUSTRIES	HAR	Equity
HAS	HASBRO INC.	HAS	Equity
HAWK	BLACKHAWK NETWORK HOLDINGS, INC.	HAWK	Equity
HBAN	HUNTINGTON BANCSHARES INCORPORATED	HBAN	Equity
HBI	HANESBRANDS INC.	HBI	Equity
HCA	HCA HOLDINGS, INC.	HCA	Equity
HCI	HCI GROUP, INC.	HCI	Equity
HCLP	HI-CRUSH PARTNERS LP	HCLP	Equity
HCN	HEALTH CARE REIT INC.	HCN	Equity
HCP	HCP, INC.	HCP	Equity
HD	THE HOME DEPOT, INC.	HD	Equity
HDB	HDFC BANK LTD	HDB	Equity
HDP	HORTONWORKS, INC.	HDP	Equity
HDS	HD SUPPLY HOLDINGS, INC.	HDS	Equity
HEDJ	WISDOMTREE EUROPE HEDGED EQUITY FUND	HEDJ	ETF
HEES	H&E EQUIPMENT SERVICES, INC.	HEES	Equity
HES	HESS CORPORATION	HES	Equity
HFC	HOLLYFRONTIER CORPORATION	HFC	Equity
HGG	HHGREGG INCCOM	HGG	Equity
HGT	HUGOTON ROYALTY TRUST	HGT	Equity
HI	HILLENBRAND INC	HI	Equity
HIBB	HIBBETT SPORTS INC	HIBB	Equity
HIFR	INFRAREIT, INC.	HIFR	Equity
HIG	THE HARTFORD FINANCIAL SERVICES GROUP, INC.	HIG	Equity
HII	HUNTINGTON INGALLS INDUSTRIES, INC.	HII	Equity
HIL	HILL INTERNATIONAL, INC.	HIL	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
HIMX	HIMAX TECHNOLOGIES, INC.	HIMX	Equity
HK	HALCON RESOURCES CORPORATION	HK	Equity
HL	HECLA MINING COMPANY	HL	Equity
HLF	HERBALIFE LTD.	HLF	Equity
HLS	HEALTHSOUTH CORP.	HLS	Equity
HLT	HILTON WORLDWIDE HOLDINGS INC.	HLT	Equity
HLX	HELIX ENERGY SOLUTIONS GROUP INC	HLX	Equity
HMC	HONDA MOTOR COMPANY LTD	HMC	Equity
HMHC	HOUGHTON MIFFLIN HARCOURT CO.	HMHC	Equity
HMSY	HMS HOLDINGS CORP.	HMSY	Equity
HMY	HARMONY GOLD MINING COMPANY LIMITED	HMY	Equity
HNR	HARVEST NATURAL RESOURCES, INC.	HNR	Equity
HOG	HARLEY-DAVIDSON, INC.	HOG	Equity
HOLI	HOLLYSYS AUTOMATION TECHNOLOGIES LTD.	HOLI	Equity
HOLX	HOLOGIC, INC.	HOLX	Equity
HON	HONEYWELL INTERNATIONAL INC.	HON	Equity
HOS	HORNBECK OFFSHORE SERVICES INC	HOS	Equity
HOT	STARWOOD HOTELS & RESORTS WORLDWIDE INC.	HOT	Equity
HOV	HOVNANIAN ENTERPRISES INC.	HOV	Equity
HP	HELMERICH & PAYNE INC	HP	Equity
HPE	HEWLETT PACKARD ENTERPRISE COMPANY	HPE	Equity
HPJ	HIGHPOWER INTERNATIONAL, INC.	HPJ	Equity
HPQ	HP INC.	HPQ	Equity
HPT	HOSPITALITY PROPERTIES TRUST	HPT	Equity
HQCL	HANWHA Q CELLS CO., LTD.	HQCL	Equity
HQY	HEALTHEQUITY, INC.	HQY	Equity
HRB	H&R BLOCK, INC.	HRB	Equity
HRC	HILL-ROM HOLDINGS, INC.	HRC	Equity
HRL	HORMEL FOODS CORPORATION	HRL	Equity
HRS	HARRIS CORPORATION	HRS	Equity
HRTX	HERON THERAPEUTICS, INC.	HRTX	Equity
HSBC	HSBC HOLDINGS PLC	HSBC	Equity
HSIC	HENRY SCHEIN, INC.	HSIC	Equity
HSNI	HSN, INC.	HSNI	Equity
HST	HOST HOTELS & RESORTS	HST	Equity
HSY	HERSHEY CO THE	HSY	Equity
HTS	HATTERAS FINANCIAL CORPORATION	HTS	Equity
HTWR	HEARTWARE INTERNATIONAL INC.	HTWR	Equity
HTZ	HERTZ GLOBAL HOLDINGS, INC.	HTZ	Equity
HUM	HUMANA INC.	HUM	Equity
HUN	HUNTSMAN CORPORATION	HUN	Equity
HW	HEADWATERS INCORPORATED	HW	Equity
HWAY	HEALTHWAYS, INC.	HWAY	Equity
HXL	HEXCEL CORPORATION	HXL	Equity
HYG	ISHARES IBOXX $ HIGH YIELD CORPORATE BOND	HYG	ETF

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
HYGS	HYDROGENICS CORPORATION	HYGS	Equity
HYH	HALYARD HEALTH, INC.	HYH	Equity
HYLD	ADVISORSHARES PERITUS HIGH YIELD ETF	HYLD	ETF
HZNP	HORIZON PHARMA, INC.	HZNP	Equity
I	INTELSAT S.A.	I	Equity
IAC	IAC/INTERACTIVECORP	IAC	Equity
IAG	IAMGOLD CORPORATION	IAG	Equity
IAU	ISHARES GOLD TRUST	IAU	ETF
IBB	ISHARES NASDAQ BIOTECHNOLOGY	IBB	ETF
IBKR	INTERACTIVE BROKERS GROUP INC	IBKR	Equity
IBM	INTERNATIONAL BUSINESS MACHINES CORPORATION	IBM	Equity
IBN	ICICI BANK LIMITED	IBN	Equity
ICAD	ICAD INC.	ICAD	Equity
ICE	INTERCONTINENTAL EXCHANGE INC	ICE	Equity
ICLD	INTERCLOUD SYSTEMS, INC	ICLD	Equity
ICON	ICONIX BRAND GROUP INC	ICON	Equity
ICPT	INTERCEPT PHARMACEUTICALS, INC.	ICPT	Equity
IDCC	INTERDIGITAL, INC.	IDCC	Equity
IDRA	IDERA PHARMACEUTICALS, INC.	IDRA	Equity
IDT	IDT CORPORATION	IDT	Equity
IDTI	INTEGRATED DEVICE TECH.	IDTI	Equity
IEF	ISHARES BARCLAYS 7 -10 YEAR TREASURY BOND FUND	IEF	Equity
IEI	ISHARES 3-7 YEAR TREASURY BOND ETF	IEI	ETF
IEO	ISHARES U.S. OIL&GAS EXPLOR&PRODTN	IEO	ETF
IEP	ICAHN ENTERPRISES, L.P.	IEP	Equity
IEV	ISHARES EUROPE	IEV	ETF
IEZ	ISHARES U.S. OIL EQUIPMENT&SERVICES	IEZ	ETF
IGT	INTERNATIONAL GAME TECHNOLOGY PLC	IGT	Equity
IHS	IHS INC.	IHS	Equity
IJH	ISHARES CORE S&P MID-CAP ETF	IJH	ETF
IJR	ISHARES CORE S&P SMALL-CAP ETF	IJR	ETF
IL	INTRALINKS HOLDINGS, INC.	IL	Equity
ILF	ISHARES LATIN AMERICA 40	ILF	ETF
ILMN	ILLUMINA INC.	ILMN	Equity
IM	INGRAM MICRO INC	IM	Equity
IMAX	IMAX CORPORATION	IMAX	Equity
IMGN	IMMUNOGEN INC	IMGN	Equity
IMKTA	INGLES MARKETS, INCORPORATED	IMKTA	Equity
IMMR	IMMERSION CORP	IMMR	Equity
IMMU	IMMUNOMEDICS INC	IMMU	Equity
IMOS	CHIPMOS TECHNOLOGIES BERMUDA LTD	IMOS	Equity
IMPV	IMPERVA INC.	IMPV	Equity
IMS	IMS HEALTH HOLDINGS, INC.	IMS	Equity
IMUC	IMMUNOCELLULAR THERAPEUTICS LTD.	IMUC	Equity
INCY	INCYTE GENOMICS INC	INCY	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
INDL	DIREXION DAILY INDIA BULL 3X ETF	INDL	ETF
INFI	INFINITY PHARMACEUTICALS, INC.	INFI	Equity
INFN	INFINERA CORPORATION	INFN	Equity
INFY	INFOSYS LTD.	INFY	Equity
ING	ING GROEP N.V.	ING	Equity
INGN	INOGEN, INC.	INGN	Equity
INO	INOVIO PHARMACEUTICALS, INC.	INO	Equity
INOV	INOVALON HOLDINGS, INC.	INOV	Equity
INSM	INSMED, INC.	INSM	Equity
INSY	INSYS THERAPEUTICS INC	INSY	Equity
INTC	INTEL CORPORATION	INTC	Equity
INTU	INTUIT CORP	INTU	Equity
INTX	INTERSECTIONS INC	INTX	Equity
INVA	INNOVIVA, INC.	INVA	Equity
INVE	IDENTIV INC.	INVE	Equity
INVN	INVENSENSE, INC.	INVN	Equity
INXN	INTERXION HOLDING NV	INXN	Equity
IOC	INTEROIL CORPORATION	IOC	Equity
IONS	IONIS PHARMACEUTICALS, INC.	IONS	Equity
IP	INTERNATIONAL PAPER COMPANY	IP	Equity
IPG	THE INTERPUBLIC GROUP OF COMPANIES, INC.	IPG	Equity
IPGP	IPG PHOTONICS CORP	IPGP	Equity
IPHI	INPHI CORPORATION	IPHI	Equity
IPI	INTREPID POTASH, INC.	IPI	Equity
IPXL	IMPAX LABORATORIES, INC.	IPXL	Equity
IQNT	INTELIQUENT, INC.	IQNT	Equity
IR	INGERSOLL-RAND PLC	IR	Equity
IRBT	IROBOT CORPORATION	IRBT	Equity
IRDM	IRIDIUM COMMUNICATIONS INC.	IRDM	Equity
IRET	INVESTORS REAL ESTATE TRUST	IRET	Equity
IRM	IRON MOUNTAIN INC. (ELEC DIV)	IRM	Equity
IRWD	IRONWOOD PHARMACEUTICALS INC	IRWD	Equity
ISBC	INVESTORS BANCORP, INC	ISBC	Equity
ISIL	INTERSIL CORP	ISIL	Equity
ISLE	ISLE OF CAPRI CASINOS, INC.	ISLE	Equity
ISRG	INTUITIVE SURGICAL, INC.	ISRG	Equity
IT	GARTNER, INC.	IT	Equity
ITB	ISHARES U.S. HOME CONSTRUCTION ETF	ITB	ETF
ITC	ITC HOLDINGS CORP.	ITC	Equity
ITCI	INTRA-CELLULAR THERAPIES, INC.	ITCI	Equity
ITG	INVESTMENT TECHNOLOGY GROUP	ITG	Equity
ITUB	ITAU UNIBANCO HOLDING S.A.	ITUB	Equity
ITW	ILLINOIS TOOL WORKS INC.	ITW	Equity
IVR	INVESCO MORTGAGE CAPITAL INCCOM	IVR	Equity
IVV	ISHARES CORE S&P 500 ETF	IVV	ETF

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
IVW	ISHARES S&P 500 GROWTH ETF	IVW	ETF
IVZ	INVESCO LTD	IVZ	Equity
IWC	ISHARES RUSSELL MICROCAP INDEX	IWC	ETF
IWD	ISHARES RUSSELL 1000 VALUE ETF	IWD	ETF
IWF	ISHARES RUSSELL 1000 GROWTH ETF	IWF	ETF
IWM	ISHARES RUSSELL 2000 INDEX	IWM	ETF
IWN	ISHRS RUSSELL 2000 VALUE ETF	IWN	ETF
IWO	ISHRS RUSSELL 2000 GROWTH INDX	IWO	ETF
IWR	ISHARES RUSSELL MIDCAP INDEX FUND	IWR	ETF
IYE	ISHARES DJ US ENERGY SECTOR ETF	IYE	ETF
IYM	ISHARES DOW JONES U.S. BASIC MATERIALS SECT	IYM	ETF
IYR	ISHARES DOW JONES US REAL ESTATE	IYR	ETF
IYT	ISHARES DOW JONES TRANSPORTATION AVERAGE	IYT	ETF
IYW	ISHARES US TECHNOLOGY	IYW	ETF
JACK	JACK IN THE BOX, INC	JACK	Equity
JAKK	JAKKS PACIFIC, INC.	JAKK	Equity
JASO	JA SOLAR HOLDINGS CO., LTD.	JASO	Equity
JAZZ	JAZZ PHARMACEUTICALS PLC	JAZZ	Equity
JBHT	JB HUNT TRANSPORT SERVICES INC.	JBHT	Equity
JBL	JABIL CIRCUIT INC.	JBL	Equity
JBLU	JETBLUE AIRWAYS CORPORATI	JBLU	Equity
JCI	JOHNSON CONTROLS INC.	JCI	Equity
JCOM	J2 GLOBAL, INC.	JCOM	Equity
JCP	J. C. PENNEY COMPANY, INC.	JCP	Equity
JD	JD.COM, INC.	JD	Equity
JDST	DIREXION DAILY JR GLD MNRS BEAR 3X ETF	JDST	ETF
JE	JUST ENERGY GROUP INC.	JE	Equity
JEC	JACOBS ENGINEERING GROUP, INC.	JEC	Equity
JIVE	JIVE SOFTWARE INC.	JIVE	Equity
JJC	IPATH DJ- UBS COPPER TOT RET SUB -INDEX ETN	JJC	ETF
JJG	IPATH DJ-UBS GRAINS SUBINDEX TOTAL RETURN ETN	JJG	ETF
JKHY	JACK HENRY & ASSOCIATES INC.	JKHY	Equity
JKS	JINKOSOLAR HOLDING COMPANY LIMITED	JKS	Equity
JMBA	JAMBA INC	JMBA	Equity
JMEI	JUMEI INTERNATIONAL HOLDING LIMITED	JMEI	Equity
JNJ	JOHNSON & JOHNSON	JNJ	Equity
JNK	SPDR BARCLAYS HIGH YIELD BOND	JNK	ETF
JNP	JUNIPER PHARMACEUTICALS, INC.	JNP	Equity
JNPR	JUNIPER NETWORKS, INC.	JNPR	Equity
JNS	JANUS CAPITAL GROUP INC.	JNS	Equity
JNUG	DIREXION DAILY JR GLD MNRS BULL 3X ETF	JNUG	ETF
JO	IPATH DOW JONES-UBS COFFEE TOT RET SUB-INDEXSM ETN	JO	ETF
JOE	ST. JOE CORPORATION	JOE	Equity
JONE	JONES ENERGY, INC.	JONE	Equity
JOY	JOY GLOBAL, INC.	JOY	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
JPM	JPMORGAN CHASE & COMPANY	JPM	Equity
JRJC	CHINA FINANCE ONLINE CO., LTD.	JRJC	Equity
JUNO	JUNO THERAPEUTICS INC.	JUNO	Equity
JWN	NORDSTROM INC.	JWN	Equity
K	KELLOGG COMPANY	K	Equity
KANG	IKANG HEALTHCARE GROUP, INC.	KANG	Equity
KAR	KAR AUCTION SERVICES, INC.	KAR	Equity
KATE	KATE SPADE & COMPANY	KATE	Equity
KBE	SPDR S&P BANK ETF	KBE	ETF
KBH	KB HOME	KBH	Equity
KBR	KBR, INC.	KBR	Equity
KCG	KNIGHT CAPITAL GROUP, INC.	KCG	Equity
KEG	KEY ENERGY SERVICES INC.	KEG	Equity
KEM	KEMET CORPORATION	KEM	Equity
KERX	KERYX BIOPHARMACEUTICALS INC.	KERX	Equity
KEX	KIRBY CORPORATION	KEX	Equity
KEY	KEYCORP	KEY	Equity
KEYS	KEYSIGHT TECHNOLOGIES INC.	KEYS	Equity
KEYW	THE KEYW HOLDING CORPORATION	KEYW	Equity
KGC	KINROSS GOLD CORPORATION	KGC	Equity
KHC	THE KRAFT HEINZ COMPANY	KHC	Equity
KIM	KIMCO REALTY CORP.	KIM	Equity
KITE	KITE PHARMA, INC.	KITE	Equity
KKD	KRISPY KREME DOUGHNUTS, INC.	KKD	Equity
KKR	KKR & CO. LP	KKR	Equity
KLAC	KLA-TENCOR CORPORATION	KLAC	Equity
KLIC	KULICKE AND SOFFA IND INC	KLIC	Equity
KLXI	KLX INC.	KLXI	Equity
KMB	KIMBERLY-CLARK CORPORATION	KMB	Equity
KMI	KINDER MORGAN, INC.	KMI	Equity
KMT	KENNAMETAL INC.	KMT	Equity
KMX	CARMAX INC.	KMX	Equity
KN	KNOWLES CORPORATION	KN	Equity
KND	KINDRED HEALTHCARE, INC.	KND	Equity
KNDI	KANDI TECHNOLOGIES CORPORATION	KNDI	Equity
KO	THE COCA-COLA COMPANY	KO	Equity
KODK	EASTMAN KODAK COMPANY	KODK	Equity
KOL	MARKET VECTORS COAL ETF	KOL	ETF
KORS	MICHAEL KORS HOLDINGS LIMITED	KORS	Equity
KOS	KOSMOS ENERGY LTD	KOS	Equity
KPTI	KARYOPHARM THERAPEUTICS, INC.	KPTI	Equity
KR	THE KROGER COMPANY	KR	Equity
KRE	SPDR S&P REGIONAL BANKING ETF	KRE	ETF
KS	KAPSTONE PAPER & PACKAGING CORPORATION	KS	Equity
KSS	KOHL'S CORPORATION	KSS	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
KSU	KANSAS CITY SOUTHERN	KSU	Equity
KTOS	KRATOS DEFENSE & SECURITY SOLUTIONS, INC.	KTOS	Equity
KW	KENNEDY-WILSON HOLDINGS INC.	KW	Equity
L	LOEWS CORPORATION	L	Equity
LABD	DIREXION DAILY S&P BIOTECH BEAR 3X ETF	LABD	ETF
LABU	DIREXION DAILY S&P BIOTECH BULL 3X ETF	LABU	ETF
LAD	LITHIA MOTORS INC	LAD	Equity
LAMR	LAMAR ADVERTISING COMPANY	LAMR	Equity
LAYN	LAYNE CHRISTENSEN COMPANY	LAYN	Equity
LAZ	LAZARD LTD.	LAZ	Equity
LB	L BRANDS, INC.	LB	Equity
LBIO	LION BIOTECHNOLOGIES, INC.	LBIO	Equity
LBTYA	LIBERTY GLOBAL INC	LBTYA	Equity
LBTYK	LIBERTY GLOBAL PLC	LBTYK	Equity
LC	LENDINGCLUB CORPORATION	LC	Equity
LCI	LANNETT COMPANY, INC.	LCI	Equity
LDOS	LUMOS NETWORKS CORPORATION	LDOS	Equity
LE	LANDS' END, INC.	LE	Equity
LEA	LEAR CORPORATION	LEA	Equity
LEG	LEGGETT & PLATT, INC.	LEG	Equity
LEJU	LEJU HOLDINGS LIMITED	LEJU	Equity
LEN	LENNAR CORPORATION	LEN	Equity
LFC	CHINA LIFE INSURANCE CO., LTD.	LFC	Equity
LGCY	LEGACY RESERVES LP	LGCY	Equity
LGF	LIONS GATE ENTERTAINMENT CORPORATION	LGF	Equity
LGIH	LGI HOMES, INC.	LGIH	Equity
LGND	LIGAND PHARMACEUTICALS INC.	LGND	Equity
LH	LABORATORY CORP OF AMER HLDG	LH	Equity
LHCG	LHC GROUP, INC.	LHCG	Equity
LINE	LINN ENERGY, LLC	LINE	Equity
LITB	LIGHTINTHEBOX HOLDING CO., LTD.	LITB	Equity
LITE	LUMENTUM HOLDINGS INC.	LITE	Equity
LIVN	LIVANOVA PLC	LIVN	Equity
LJPC	LA JOLLA PHARMACEUTICAL COMPANY	LJPC	Equity
LKQ	LKQ CORPORATION	LKQ	Equity
LL	LUMBER LIQUIDATORS HOLDINGS INC	LL	Equity
LLL	L-3 COMMUNICATIONS (DIST)	LLL	Equity
LLNW	LIMELIGHT NETWORKS, INC.	LLNW	Equity
LLTC	LINEAR TECHNOLOGY CORPORATION	LLTC	Equity
LLY	ELI LILLY AND COMPANY	LLY	Equity
LM	LEGG MASON INC.	LM	Equity
LMCA	LIBERTY MEDIA CORP - LIBERTY CAPITAL CLASS A	LMCA	Equity
LMOS	LUMOS NETWORKS CORPORATION	LMOS	Equity
LMT	LOCKHEED MARTIN CORPORATION	LMT	Equity
LNC	LINCOLN NATIONAL CORPORATION	LNC	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
LNCO	LINN CO. LLC	LNCO	Equity
LNG	CHENIERE ENERGY, INC.	LNG	Equity
LNKD	LINKEDIN CORPORATION	LNKD	Equity
LNN	LINDSAY CORPORATION	LNN	Equity
LOCK	LIFELOCK, INC.	LOCK	Equity
LOCO	EL POLLO LOCO HOLDINGS, INC.	LOCO	Equity
LOGI	LOGITECH INTERNATIONAL S.A.	LOGI	Equity
LOGM	LOGMEIN, INC.	LOGM	Equity
LOPE	GRAND CANYON EDUCATION, INC.	LOPE	Equity
LORL	LORAL SPACE & COMMUNICATIONS, INC.	LORL	Equity
LOW	LOWE'S COMPANIES INC.	LOW	Equity
LPI	LAREDO PETROLEUM HOLDINGS, INC.	LPI	Equity
LPLA	LPL FINANCIAL HOLDINGS INC.	LPLA	Equity
LPSN	LIVEPERSON, INC.	LPSN	Equity
LPX	LOUISIANA-PACIFIC CORPORATION	LPX	Equity
LQ	LA QUINTA HOLDINGS INC.	LQ	Equity
LQDT	LIQUIDITY SERVICES, INC.	LQDT	Equity
LRCX	LAM RESEARCH CORPORATION	LRCX	Equity
LSCC	LATTICE SEMICONDUCTOR CORPORATION	LSCC	Equity
LSTR	LANDSTAR SYSTEM INC	LSTR	Equity
LUK	LEUCADIA NATIONAL CORP	LUK	Equity
LULU	LULULEMON ATHLETICA INC.	LULU	Equity
LUV	SOUTHWEST AIRLINES COMPANY	LUV	Equity
LVLT	LEVEL3 COMMUNICATIONS (REVERSE SPLIT)	LVLT	Equity
LVS	LAS VEGAS SANDS CORPORATION	LVS	Equity
LXK	LEXMARK INTERNATIONAL INC.	LXK	Equity
LXRX	LEXICON PHARMACEUTICALS, INC.	LXRX	Equity
LXU	LSB INDUSTRIES INC.	LXU	Equity
LYB	LYONDELLBASELL INDUSTRIES NV	LYB	Equity
LYG	LLOYDS BANKING GROUP PLC ADR	LYG	Equity
LYV	LIVE NATION ENTERTAINMENT INC	LYV	Equity
LZB	LA-Z-BOY INC.	LZB	Equity
M	MACY'S, INC.	M	Equity
MA	MASTERCARD INCORPORATED	MA	Equity
MAA	MID-AMERICA APARTMENT COMMUNITIES INC.	MAA	Equity
MAC	THE MACERICH COMPANY	MAC	Equity
MACK	MERRIMACK PHARMACEUTICALS INC	MACK	Equity
MAIN	MAIN STREET CAPITAL CORPORATION	MAIN	Equity
MAN	MANPOWERGROUP INC.	MAN	Equity
MANH	MANHATTAN ASSOCIATES INC.	MANH	Equity
MAR	MARRIOTT INTERNATIONAL, INC.	MAR	Equity
MAS	MASCO CORP.	MAS	Equity
MAT	MATTEL, INC.	MAT	Equity
MATX	MATSON, INC.	MATX	Equity
MBI	MBIA INC.	MBI	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
MBLY	MOBILEYE NV	MBLY	Equity
MBT	MOBILE TELE SYSTEMS OJSC	MBT	Equity
MCC	MEDLEY CAPITAL CORPORATION	MCC	Equity
MCD	MCDONALD'S CORPORATION	MCD	Equity
MCEP	MID CON ENERGY PARTNERS LP	MCEP	Equity
MCF	CONTANGO OIL & GAS CO	MCF	Equity
MCHI	ISHARES MSCI CHINA ETF	MCHI	ETF
MCHP	MICROCHIP TECHNOLOGY INC	MCHP	Equity
MCK	MCKESSON CORPORATION	MCK	Equity
MCO	MOODY'S CORPORATION	MCO	Equity
MD	MEDNAX INC	MD	Equity
MDC	M.D.C. HOLDINGS INC.	MDC	Equity
MDCO	THE MEDICINES COMPANY	MDCO	Equity
MDLZ	MONDELEZ INTERNATIONAL, INC.	MDLZ	Equity
MDR	MCDERMOTT INTRNATIONAL INC	MDR	Equity
MDRX	ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.	MDRX	Equity
MDSO	MEDIDATA SOLUTIONS, INC.	MDSO	Equity
MDT	MEDTRONIC, INC.	MDT	Equity
MDVN	MEDIVATION, INC.	MDVN	Equity
MDXG	MIMEDX GROUP, INC.	MDXG	Equity
MDY	SPDR S&P MIDCAP 400	MDY	ETF
MED	MEDIFAST, INC.	MED	Equity
MEET	MEETME, INC.	MEET	Equity
MEG	MEDIA GENERAL, INC.	MEG	Equity
MEI	METHODE ELECTRONICS, INC.	MEI	Equity
MEIP	MEI PHARMA, INC.	MEIP	Equity
MELI	MERCADOLIBRE INC	MELI	Equity
MEMP	MEMORIAL PRODUCTION PARTNERS LP	MEMP	Equity
MENT	MENTOR GRAPHICS CORP	MENT	Equity
MEOH	METHANEX CORP.	MEOH	Equity
MEP	MIDCOAST ENERGY PARTNERS, L.P.	MEP	Equity
MESG	XURA, INC.	MESG	Equity
MET	METLIFE, INC.	MET	Equity
MFC	MANULIFE FINANCIAL CORPORATION	MFC	Equity
MFCB	MFC BANCORP LTD.	MFCB	Equity
MFLX	MULTI-FINELINE ELECTRONIX, INC.	MFLX	Equity
MFRM	MATTRESS FIRM HOLDING CORPORATION	MFRM	Equity
MGA	MAGNA INTERNATIONAL INC.	MGA	Equity
MGI	MONEYGRAM INTERNATIONAL INC	MGI	Equity
MGM	MGM RESORTS INTERNATIONAL	MGM	Equity
MGPI	MGP INGREDIENTS INC.	MGPI	Equity
MHK	MOHAWK INDUSTRIES, INC.	MHK	Equity
MHLD	MAIDEN HOLDINGS LTDSHS	MHLD	Equity
MIC	MACQUARIE INFRASTRUCTURE COMPANY TRUST	MIC	Equity
MIDD	THE MIDDLEBY CORPORATION	MIDD	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
MIDZ	DIREXION DAILY MID CAP BEAR 3X ETF	MIDZ	ETF
MIFI	NOVATEL WIRELESS INC.	MIFI	Equity
MIK	THE MICHAELS COMPANIES, INC.	MIK	Equity
MITK	MITEK SYSTEMS, INC.	MITK	Equity
MJN	MEAD JOHNSON NUTRITION COMPANY	MJN	Equity
MKC	MCCORMICK AND COMPANY, INC.	MKC	Equity
MKSI	MKS INSTRUMENTS, INC.	MKSI	Equity
MKTO	MARKETO, INC.	MKTO	Equity
MLM	MARTIN MARIETTA MATERIALS INC	MLM	Equity
MLNX	MELLANOX TECHNOLOGIES, LTD.	MLNX	Equity
MMC	MARSH & MCLENNAN INC	MMC	Equity
MMLP	MARTIN MIDSTREAM PARTNERS LP	MMLP	Equity
MMM	3M COMPANY	MMM	Equity
MMP	MAGELLAN MIDSTREAM PARTNERS L.P	MMP	Equity
MMYT	MAKEMYTRIP LTD	MMYT	Equity
MNK	MALLINCKRODT PLC	MNK	Equity
MNKD	MANNKIND CORPORATION	MNKD	Equity
MNST	MONSTER BEVERAGE CORPORATION	MNST	Equity
MNTA	MOMEMTA PHARMACEUTICALS, INC	MNTA	Equity
MNTX	MANITEX INTERNATIONAL INC	MNTX	Equity
MO	ALTRIA GROUP INC.	MO	Equity
MOBI	SKY MOBI LIMITED	MOBI	Equity
MOBL	MOBILEIRON, INC.	MOBL	Equity
MODN	MODEL N, INC.	MODN	Equity
MOH	MOLINA HEALTHCARE INC.	MOH	Equity
MOMO	MOMO INC.	MOMO	Equity
MON	MONSANTO COMPANY	MON	Equity
MOO	MARKET VECTORS AGRIBUSINESS ETF	MOO	ETF
MOS	THE MOSAIC COMPANY	MOS	Equity
MPC	MARATHON PETROLEUM CORPORATION	MPC	Equity
MPEL	MELCO CROWN ENTERTAINMENT LIMITED	MPEL	Equity
MPLX	MPLX LP	MPLX	Equity
MPW	MEDICAL PROPERTIES TRUST INC	MPW	Equity
MPWR	MONOLITHIC POWER SYSTEMS INC	MPWR	Equity
MRC	MRC GLOBAL INC.	MRC	Equity
MRD	MEMORIAL RESOURCE DEVELOPMENT CORPORATION	MRD	Equity
MRK	MERCK & COMPANY INC.	MRK	Equity
MRKT	MARKIT LTD.	MRKT	Equity
MRO	MARATHON OIL CORPORATION	MRO	Equity
MRVL	MARVELL TECHNOLOGY GROUP LTD.	MRVL	Equity
MS	MORGAN STANLEY	MS	Equity
MSB	MESABI TRUST	MSB	Equity
MSFT	MICROSOFT CORPORATION	MSFT	Equity
MSG	THE MADISON SQUARE GARDEN COMPANY	MSG	Equity
MSGN	MSG NETWORKS, INC.	MSGN	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
MSI	MOTOROLA INC (REVERSE SPLIT)	MSI	Equity
MSTR	MICROSTRATEGY, INC	MSTR	Equity
MSTX	MAST THERAPEUTICS, INC.	MSTX	Equity
MT	ARCELORMITTAL	MT	Equity
MTB	M & T BANK CORP	MTB	Equity
MTCH	MATCH GROUP, INC.	MTCH	Equity
MTDR	MATADOR RESOURCES COMPANY	MTDR	Equity
MTG	MGIC INVESTMENT CORPORATION	MTG	Equity
MTH	MERITAGE HOMES CORPORATION	MTH	Equity
MTL	MECHEL OAO	MTL	Equity
MTN	VAIL RESORTS, INC.	MTN	Equity
MTOR	MERITOR, INC.	MTOR	Equity
MTW	THE MANITOWOC COMPANY, INC.	MTW	Equity
MTZ	MASTEC INC	MTZ	Equity
MU	MICRON TECHNOLOGY INC.	MU	Equity
MUB	ISHARES S&P NATIONAL AMT FREE MUNICIPAL BOND FUND	MUB	ETF
MUR	MURPHY OIL CORPORATION	MUR	Equity
MUX	MCEWEN MINING INC.	MUX	Equity
MVIS	MICROVISION, INC.	MVIS	Equity
MWW	MONSTER WORLDWIDE INC	MWW	Equity
MX	MAGNACHIP SEMICONDUCTOR CORP.	MX	Equity
MXIM	MAXIM INTEGRATED PROD. IN	MXIM	Equity
MXL	MAXLINEAR, INC.	MXL	Equity
MXWL	MAXWELL TECHNOLOGIES, INC	MXWL	Equity
MYCC	CLUBCORP HOLDINGS, INC.	MYCC	Equity
MYGN	MYRIAD GENETICS INC	MYGN	Equity
MYL	MYLAN, INC.	MYL	Equity
N	NETSUITE INC.	N	Equity
NADL	NORTH ATLANTIC DRILLING LIMITED	NADL	Equity
NAT	NORDIC AMERICAN TANKERS LTD	NAT	Equity
NAV	NAVISTAR INTERNATIONAL CORPORATION	NAV	Equity
NAVB	NAVIDEA BIOPHARMACEUTICALS INC.	NAVB	Equity
NAVI	NAVIENT CORPORATION	NAVI	Equity
NBIX	NEUROCRINE BIOSCIENCES	NBIX	Equity
NBL	NOBLE ENERGY INC	NBL	Equity
NBR	NABORS INDUSTRIES LTD.	NBR	Equity
NCLH	NORWEGIAN CRUISE LINE HOLDINGS LTD.	NCLH	Equity
NCMI	NATIONAL CINENEDIA INC	NCMI	Equity
NCR	NCR CORP	NCR	Equity
NCT	NEWCASTLE INVESTMENT CORPORATION	NCT	Equity
NDAQ	NASDAQ OMX GROUP	NDAQ	Equity
NDLS	NOODLES & COMPANY	NDLS	Equity
NDRO	ENDURO ROYALRY TRUST	NDRO	Equity
NE	NOBLE CORPORATION PLC	NE	Equity
NEE	NEXTERA ENERGY, INC.	NEE	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
NEM	NEWMONT MINING CORPORATION	NEM	Equity
NEON	NEONODE, INC.	NEON	Equity
NEP	NEXTERA ENERGY PARTNERS, LP	NEP	Equity
NEPT	NEPTUNE TECHNOLOGIES & BIORESSOURCES INC	NEPT	Equity
NFG	NATIONAL FUEL GAS COMPANY	NFG	Equity
NFLX	NETFLIX, INC.	NFLX	Equity
NFX	NEWFIELD EXPLORATION COMPANY	NFX	Equity
NG	NOVAGOLD RESOURCES INC (DIST)	NG	Equity
NGD	NEW GOLD, INC.	NGD	Equity
NGG	NATIONAL GRID PLC	NGG	Equity
NGL	NGL ENERGY PARTNERS L.P.	NGL	Equity
NHTC	NATURAL HEALTH TRENDS CORP.	NHTC	Equity
NI	NISOURCE, INC	NI	Equity
NILE	BLUE NILE INC	NILE	Equity
NK	NANTKWEST, INC.	NK	Equity
NKA	NISKA GAS STORAGE PARTNERS LLC	NKA	Equity
NKE	NIKE INC.	NKE	Equity
NKTR	NEKTAR THERAPEUTICS	NKTR	Equity
NLNK	NEWLINK GENETICS CORP.	NLNK	Equity
NLS	NAUTILUS INC.	NLS	Equity
NLSN	NIELSEN HOLDINGS NV	NLSN	Equity
NLY	ANNALY CAPITAL MANAGEMENT, INC.	NLY	Equity
NM	NAVIOS MARITIME HOLDINGS, INC.	NM	Equity
NMBL	NIMBLE STORAGE, INC	NMBL	Equity
NMM	NAVIOS MARITIME PARTNERS LP	NMM	Equity
NNN	NATIONAL RETAIL PROPERTIES, INC.	NNN	Equity
NNVC	NANOVIRICIDES, INC.	NNVC	Equity
NOAH	NOAH HOLDINGS, LTD.	NOAH	Equity
NOC	NORTHROP GRUMMAN CORP	NOC	Equity
NOG	NORTHERN OIL AND GAS INC	NOG	Equity
NOK	NOKIA CORPORATION	NOK	Equity
NOV	NATIONAL OILWELL VARCO, INC.	NOV	Equity
NOW	SERVICENOW INC.	NOW	Equity
NPTN	NEOPHOTONICS CORP.	NPTN	Equity
NQ	NQ MOBILE INC.	NQ	Equity
NRF	NORTHSTAR REALTY FINANCE CORP.	NRF	Equity
NRG	NRG ENERGY, INC.	NRG	Equity
NRP	NATURAL RESOURCE PARTNERS L.P.	NRP	Equity
NRZ	NEW RESIDENTIAL INVESTMENT CORP.	NRZ	Equity
NS	NUSTAR ENERGY LP	NS	Equity
NSAM	NORTHSTAR ASSET MANAGEMENT GROUP INC.	NSAM	Equity
NSC	NORFOLK SOUTHERN CORPORATION	NSC	Equity
NSH	NUSTAR GP HOLDINGS LLC	NSH	Equity
NSM	NATIONSTAR MORTGAGE HOLDINGS INC.	NSM	Equity
NSR	NEUSTAR INC - CLASS	NSR	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
NTAP	NETAPP, INC.	NTAP	Equity
NTCT	NETSCOUT SYSTEMS, INC.	NTCT	Equity
NTES	NETEASE, INC.	NTES	Equity
NTGR	NETGEAR INC	NTGR	Equity
NTI	NORTHERN TIER ENERGY INC.	NTI	Equity
NTRI	NUTRISYSTEM , INC	NTRI	Equity
NTRS	NORTHERN TRUST CORPORATIO	NTRS	Equity
NTWK	NETSOL TECHNOLOGIES, INC.	NTWK	Equity
NUAN	NUANCE COMMUNICATIONS, INC.	NUAN	Equity
NUE	NUCOR CORPORATION	NUE	Equity
NUGT	DIREXION DAILY GOLD MINERS BULL 3X SHRS	NUGT	ETF
NUS	NU SKIN ENTERPRISES INC.	NUS	Equity
NUVA	NUVASIVE, INC.	NUVA	Equity
NVAX	NOVAVAX, INC	NVAX	Equity
NVDA	NVIDIA CORPORATION	NVDA	Equity
NVDQ	NOVADAQ TECHNOLOGIES INC	NVDQ	Equity
NVGS	NAVIGATOR HOLDINGS LTD.	NVGS	Equity
NVIV	INVIVO THERAPEUTICS HOLDINGS CORP.	NVIV	Equity
NVO	NOVO NORDISK	NVO	Equity
NVRO	NEVRO CORP.	NVRO	Equity
NVS	ALCON INC (MERGER)	NVS	Equity
NWBO	NORTHWEST BIOTHERAPEUTICS, INC.	NWBO	Equity
NWL	NEWELL RUBBERMAID, INC.	NWL	Equity
NWPX	NORTHWEST PIPE COMPANY	NWPX	Equity
NWSA	NEWS CORPORATION	NWSA	Equity
NXPI	NXP SEMICONDUCTORS NV	NXPI	Equity
NXST	NEXSTAR BROADCASTING GROUP, INC.	NXST	Equity
NXTM	NXSTAGE MEDICAL INC.	NXTM	Equity
NYCB	NEW YORK COMM. BANCORP	NYCB	Equity
NYLD	NRG YIELD, INC.	NYLD	Equity
NYLDA	NRG YIELD, INC. (NEW)	NYLDA	Equity
NYMT	NEW YORK MORTGAGE TRUST, INC.	NYMT	Equity
NYRT	NEW YORK REIT, INC.	NYRT	Equity
NYT	NEW YORK TIMES COMPANY	NYT	Equity
O	REALTY INCOME CORPORATION	O	Equity
OA	ORBITAL ATK, INC.	OA	Equity
OAK	OAKTREE CAPITAL GROUP LLC	OAK	Equity
OAS	OASIS PETROLEUM INC.	OAS	Equity
OC	OWENS CORNING INC.	OC	Equity
OCN	OCWEN FINANCIAL CORPORATION	OCN	Equity
ODFL	OLD DOMINION FREIGHT LINE (150 SHARES)	ODFL	Equity
ODP	OFFICE DEPOT, INC.	ODP	Equity
OEF	ISHARES S&P 100 ETF	OEF	ETF
OFG	OFG BANNCORP	OFG	Equity
OFIX	ORTHOFIX INTERNATIONAL N.V.	OFIX	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
OHI	OMEGA HEALTHCARE INVESTORS, INC.	OHI	Equity
OHRP	OHR PHARMACEUTICAL, INC.	OHRP	Equity
OI	OWENS-ILLINOIS INC.	OI	Equity
OIH	MARKET VECTORS OIL SERVICES ETF	OIH	ETF
OII	OCEANEERING INTERNATIONAL, INC	OII	Equity
OIL	IPATH S&P GSCI CRUDE OIL TOT RTRN INDEX ETN	OIL	ETF
OIS	OIL STATES INTERNATIONAL, INC.	OIS	Equity
OKE	ONEOK, INC.	OKE	Equity
OKS	ONEOK PARTNERS, L.P.	OKS	Equity
OLED	CAMBRIDGE DISPLAY TECHNOLOGY INC.	OLED	Equity
OLN	OLIN CORP.	OLN	Equity
OMC	OMNICOM GROUP	OMC	Equity
OME	OMEGA PROTEIN CORPORATION	OME	Equity
OMED	ONCOMED PHARMACEUTICALS, INC.	OMED	Equity
OMER	OMEROS CORPORATION	OMER	Equity
OMEX	ODYSSEY MARINE EXPLORATION INC.	OMEX	Equity
OMF	ONEMAIN HOLDINGS, INC.	OMF	Equity
ON	ON SEMICONDUCTOR CORPORATION	ON	Equity
ONCE	SPARK THERAPEUTICS, INC.	ONCE	Equity
ONDK	ON DECK CAPITAL, INC.	ONDK	Equity
ONTY	ONCOTHYREON INC	ONTY	Equity
ONVO	ORGANOVO HOLDINGS, INC.	ONVO	Equity
OPHT	OPHTHOTECH CORPORATION	OPHT	Equity
OPK	OPKO HEALTH, INC.	OPK	Equity
ORAN	ORANGE SA	ORAN	Equity
ORBC	ORBCOMM, INC.	ORBC	Equity
ORBK	ORBOTECH LTD.	ORBK	Equity
ORCL	ORACLE CORPORATION	ORCL	Equity
OREX	OREXIGEN THERAPEUTICS INC	OREX	Equity
ORIG	OCEAN RIG UDW INC.	ORIG	Equity
ORLY	O'REILLY AUTOMOTIVE INC.	ORLY	Equity
ORMP	ORAMED PHARMACEUTICALS INC.	ORMP	Equity
OSIR	OSIRIS THERAPEUTICS, INC.	OSIR	Equity
OSIS	OSI SYSTEMS INC.	OSIS	Equity
OSK	OSHKOSH CORPORATION	OSK	Equity
OSTK	OVERSTOCK.COM, INC.	OSTK	Equity
OSUR	ORASURE TECHNOLOGIES INC	OSUR	Equity
OTEX	OPEN TEXT CORPORATION	OTEX	Equity
OUT	OUTFRONT MEDIA INC.	OUT	Equity
OUTR	OUTERWALL, INC.	OUTR	Equity
OVAS	OVASCIENCE INC.	OVAS	Equity
OXGN	OXIGENE INC	OXGN	Equity
OXM	OXFORD INDUSTRIES, INC	OXM	Equity
OXY	OCCIDENTAL PETROLEUM CORPORATION	OXY	Equity
OZM	OCH-ZIFF CAPITAL MANAGEMENT GROUP	OZM	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
OZRK	BANK OF THE OZARKS, INC.	OZRK	Equity
P	PANDORA MEDIA, INC.	P	Equity
PAA	PLAINS ALL AMERICAN PIPELINE, LP	PAA	Equity
PAAS	PAN AMERICAN SILVER CORPORATION	PAAS	Equity
PACB	PACIFIC BIOSCIENCES OF CALIFORNIA INC	PACB	Equity
PACD	PACIFIC DRILLING SA	PACD	Equity
PACW	PACWEST BANCORP	PACW	Equity
PAG	PENSKE AUTOMOTIVE GROUP INC	PAG	Equity
PAGP	PLAINS GP HOLDINGS, L.P.	PAGP	Equity
PAH	PLATFORM SPECIALTY PRODUCTS CORPORATION	PAH	Equity
PANW	PALO ALTO NETWORKS INC	PANW	Equity
PAY	VERIFONE SYSTEMS, INC.	PAY	Equity
PAYC	PAYCOM SOFTWARE, INC.	PAYC	Equity
PAYX	PAYCHEX, INC	PAYX	Equity
PBCT	PEOPLES UNITED FINANCIAL BANK, INC.	PBCT	Equity
PBF	PBF ENERGYINC.	PBF	Equity
PBFX	PBF LOGISTICS LP	PBFX	Equity
PBI	PITNEY BOWES INC.	PBI	Equity
PBPB	POTBELLY CORPORATION	PBPB	Equity
PBR	PETROLEO BRASILEIRO PETROBRAS SA	PBR	Equity
PBRA	PETROLEO BRASILEIRO S.A. - PETROBRAS	PBRA	Equity
PBT	PERMIAN BASIN ROYALTY TRUST	PBT	Equity
PBYI	PUMA BIOTECHNOLOGY, INC.	PBYI	Equity
PCAR	PACCAR INC.	PCAR	Equity
PCG	PG & E CORP	PCG	Equity
PCLN	PRICELINE.COM INCORPORATED	PCLN	Equity
PCRX	PACIRA PHARMACEUTICALS, INC./DE	PCRX	Equity
PDCE	PDC ENERGY INC.	PDCE	Equity
PDCO	PATTERSON COMPANIES, INC.	PDCO	Equity
PDLI	PDL BIOPHARMA	PDLI	Equity
PDS	PRECISION DRILLING CORPORATION	PDS	Equity
PE	PARSLEY ENERGY, INC.	PE	Equity
PEG	PUBLIC SERVICE ENT GROUP INC	PEG	Equity
PEGA	PEGASYSTEMS, INC.	PEGA	Equity
PEGI	PATTERN ENERGY GROUP INC.	PEGI	Equity
PEI	PENN REAL ESTATE INVEST TST	PEI	Equity
PEIX	PACIFIC ETHANOL, INC.	PEIX	Equity
PENN	PENN NATIONAL GAMING INC	PENN	Equity
PEP	PEPSICO, INC.	PEP	Equity
PER	SANDRIDGE PERMIAN TRUST	PER	Equity
PERI	PERION NETWORK LTD.	PERI	Equity
PERY	PERRY ELLIS INTERNATIONAL INC	PERY	Equity
PES	PIONEER ENERGY SERVICES CORP.	PES	Equity
PETS	PETMED EXPRESS, INC.	PETS	Equity
PF	PINNACLE FOODS, INC.	PF	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
PFE	PFIZER INC.	PFE	Equity
PFF	ISHARES US PREFERRED STOCK	PFF	ETF
PFG	PRINCIPAL FINANCIAL GROUP, INC.	PFG	Equity
PFPT	PROOFPOINT, INC.	PFPT	Equity
PG	PROCTER & GAMBLE COMPANY	PG	Equity
PGH	PENGROWTH ENERGY CORPORATION	PGH	Equity
PGNX	PROGENICS PHARMACEUTICALS	PGNX	Equity
PGR	PROGRESSIVE CORPORATION	PGR	Equity
PH	PARKER-HANNIFIN CORP	PH	Equity
PHH	PH CORPORATION	PHH	Equity
PHM	PULTEGROUP, INC.	PHM	Equity
PHX	PANHANDLE OIL AND GAS, INC.	PHX	Equity
PII	POLARIS INDUSTRIES, INC.	PII	Equity
PIP	PHARMATHENE INC	PIP	Equity
PIR	PIER 1 IMPORTS, INC.	PIR	Equity
PKG	PACKAGING CORP OF AMERICA	PKG	Equity
PKI	PERKINELMER, INC.	PKI	Equity
PKX	POSCO	PKX	Equity
PLAB	PHOTRONICS INC.	PLAB	Equity
PLAY	DAVE & BUSTER'S ENTERTAINMENT, INC.	PLAY	Equity
PLCE	CHILDREN'S PLACE RETAIL	PLCE	Equity
PLCM	POLYCOM, INC	PLCM	Equity
PLD	PROLOGIS INC.	PLD	Equity
PLKI	POPEYES LOUISIANA KITCHEN, INC.	PLKI	Equity
PLUG	PLUG POWER INC	PLUG	Equity
PLX	PROTALIX BIOTHERAPEUTICS INC.	PLX	Equity
PM	PHILIP MORRIS INTERNATIONAL, INC.	PM	Equity
PMT	PENNYMAC MORTGAGE INVESTMENT TRUST	PMT	Equity
PNC	PNC FINANCIAL SERVICES GROUP INC.	PNC	Equity
PNK	PINNACLE ENTERTAINMENT INC	PNK	Equity
PNR	PENTAIR, INC.	PNR	Equity
PNRA	PANERA BREAD COMPANY	PNRA	Equity
PODD	INSULET CORPORATION	PODD	Equity
POOL	POOL CORPORATION	POOL	Equity
POST	POST HOLDINGS, INC.	POST	Equity
POT	POTASH CORPORATION OF SASKATCHEWAN, INC.	POT	Equity
PPC	PILGRIMS PRIDE CORP	PPC	Equity
PPG	PPG INDUSTRIES INC.	PPG	Equity
PPHM	PEREGRINE PHARMACEUTICALS, INC.	PPHM	Equity
PPL	PPL CORPORATION	PPL	Equity
PPP	PRIMERO MINING CORP.	PPP	Equity
PQ	PETROQUEST ENERGY, INC	PQ	Equity
PRAA	PRA GROUP, INC.	PRAA	Equity
PRGO	PERRIGO COMPANY	PRGO	Equity
PRI	PRIMERICA, INC.	PRI	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
PRKR	PARKERVISION INC.	PRKR	Equity
PRLB	PROTO LABS INC	PRLB	Equity
PRTA	PROTHENA CORPORATION PLC	PRTA	Equity
PRTY	PARTY CITY HOLDCO INC.	PRTY	Equity
PRU	PRUDENTIAL FINANCIAL, INC.	PRU	Equity
PRXL	PAREXEL INTL	PRXL	Equity
PSA	PUBLIC STORAGE	PSA	Equity
PSDV	PSIVIDA CORPORATION	PSDV	Equity
PSEC	PROSPECT CAPTIAL CORPORATION	PSEC	Equity
PST	PROSHARES ULTRASHORT 7-10 YEAR TREASURY	PST	ETF
PSTG	PURE STORAGE, INC.	PSTG	Equity
PSTI	PLURISTEM THERAPEUTICS INC	PSTI	Equity
PSX	PHILLIPS 66	PSX	Equity
PSXP	PHILLIPS 66 PARTNERS L.P.	PSXP	Equity
PTC	PTC INC.	PTC	Equity
PTCT	PTC THERAPEUTICS, INC.	PTCT	Equity
PTEN	PATTERSON-UTI ENERGY INC.	PTEN	Equity
PTLA	PORTOLA PHARMACEUTICALS, INC.	PTLA	Equity
PTR	PETROCHINA CO. LTD.	PTR	Equity
PTX	PERNIX THERAPEUTICS HOLDINGS, INC.	PTX	Equity
PVG	PRETIUM RESOURCES, INC.	PVG	Equity
PVH	PVH CORP.	PVH	Equity
PWE	PENN WEST PETROLEUM LTD.	PWE	Equity
PWR	QUANTA SERVICES, INC.	PWR	Equity
PX	PRAXAIR, INC	PX	Equity
PXD	PIONEER NATURAL RESOURCES COMPANY	PXD	Equity
PXLW	PIXELWORKS, INC.	PXLW	Equity
PYPL	PAYPAL HOLDINGS, INC.	PYPL	Equity
PZE	PETROBRAS ARGENTINA S.A	PZE	Equity
PZZA	PAPA JOHN'S INTERNATIONAL, INC.	PZZA	Equity
Q	QUINTILES TRANSNATIONAL HOLDINGS, INC.	Q	Equity
QCOM	QUALCOMM INCORPORATED	QCOM	Equity
QEP	QEP RESOURCES INC.	QEP	Equity
QGEN	QIAGEN N V	QGEN	Equity
QID	PROSHARES ULTRASHORT QQQ	QID	ETF
QIHU	QIHOO 360 TECHNOLOGY COMPANY LTD	QIHU	Equity
QIWI	QIWI PLC	QIWI	Equity
QLD	PROSHARES ULTRA QQQ	QLD	ETF
QLGC	QLOGIC CORPORATION	QLGC	Equity
QLIK	QLIK TECHNOLOGIES, INC.	QLIK	Equity
QLTI	QLT INC.	QLTI	Equity
QLYS	QUALYS, INC.	QLYS	Equity
QQQ	POWERSHARES QQQ	QQQ	ETF
QRVO	QORVO, INC.	QRVO	Equity
QSII	QUALITY SYSTEMS, INC	QSII	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
QSR	RESTAURANT BRANDS INTERNATIONAL INC.	QSR	Equity
QTM	QUANTUM CORP	QTM	Equity
QTWO	Q2 HOLDINGS, INC.	QTWO	Equity
QUIK	QUICKLOGIC CORPORATION	QUIK	Equity
QUNR	QUNAR CAYMAN ISLANDS LIMITED	QUNR	Equity
QUOT	QUOTIENT TECHNOLOGY INC.	QUOT	Equity
QURE	UNIQURE N.V.	QURE	Equity
QVCA	LIBERTY INTERACTIVE CORPORATION	QVCA	Equity
R	RYDER SYSTEMS INC.	R	Equity
RACE	FERRARI N.V.	RACE	Equity
RAD	RITE AID CORPORATION	RAD	Equity
RAI	REYNOLDS AMERICAN INC.	RAI	Equity
RAIL	FREIGHT CAR AMERICA INC	RAIL	Equity
RARE	ULTRAGENYX PHARMACEUTICAL INC.	RARE	Equity
RAS	RAIT FINANCIAL TRUST	RAS	Equity
RAX	RACKSPACE HOSTING, INC.	RAX	Equity
RBCN	RUBICON TECHNOLOGY, INC.	RBCN	Equity
RBS	ROYAL BANK OF SCOTLAND GROUP PLC	RBS	Equity
RCI	ROGERS COMMUNICATION, INC.	RCI	Equity
RCII	RENT-A_CENTER, INC.	RCII	Equity
RCL	ROYAL CARIBBEAN CRUISES LTD.	RCL	Equity
RDC	ROWAN COMPANIES PLC	RDC	Equity
RDEN	ELIZABETH ARDEN, INC.	RDEN	Equity
RDI	READING INTERNATIONAL INC	RDI	Equity
RDN	RADIAN GROUP INC.	RDN	Equity
RDNT	RADNET, INC.	RDNT	Equity
RDSA	ROYAL DUTCH SHELL PLC	RDSA	Equity
RDSB	ROYAL DUTCH SHELL PLC CL B	RDSB	Equity
RDUS	RADIUS HEALTH, INC.	RDUS	Equity
RDWR	RADWARE LTD.	RDWR	Equity
REFR	RESEARCH FRONTIERS INC.	REFR	Equity
REGI	RENEWABLE ENERGY GROUP INC	REGI	Equity
REGN	REGENERON PHARMACEUTICALS	REGN	Equity
REM	ISHARES MORTGAGE REAL ESTATE CAPPED ETF	REM	ETF
REN	RESOLUTE ENERGY CORPORATION	REN	Equity
RENN	RENREN, INC.	RENN	Equity
RES	RPC INC	RES	Equity
RESI	ALTISOURCE RESIDENTIAL CORPORATION	RESI	Equity
REXX	REX ENERGY CORPORATION	REXX	Equity
RF	REGIONS FINANCIAL CORPORATION	RF	Equity
RGC	REGAL ENTERTAINMENT GROUP CLASS A	RGC	Equity
RGEN	REPLIGEN CORPORATION	RGEN	Equity
RGLD	ROYAL GOLD, INC.	RGLD	Equity
RGLS	REGULUS THERAPEUTICS INC.	RGLS	Equity
RGR	STURM, RUGER & COMPANY INC.	RGR	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
RH	RESTORATION HARDWARE HOLDINGS, INC	RH	Equity
RHI	ROBERT HALF INTERNATIONAL	RHI	Equity
RHP	RYMAN HOSPITALITY PROPERTIES, INC.(STK DIV)	RHP	Equity
RHT	RED HAT, INC.	RHT	Equity
RICE	RICE ENERGY INC.	RICE	Equity
RICK	RCI HOSPITALITY HOLDINGS, INC.	RICK	Equity
RIG	TRANSOCEAN LTD.	RIG	Equity
RIGL	RIGEL PHARMACEUTICALS, INC.	RIGL	Equity
RIO	RIO TINTO PLC	RIO	Equity
RJF	RAYMOND JAMES FINANCIAL INC	RJF	Equity
RKUS	RUCKUS WIRELESS, INC.	RKUS	Equity
RL	RALPH LAUREN CORPORATION	RL	Equity
RLGY	REALOGY HOLDINGS CORP.	RLGY	Equity
RLYP	RELYPSA, INC.	RLYP	Equity
RM	REGIONAL MANAGEMENT CORP.	RM	Equity
RMBS	RAMBUS INC	RMBS	Equity
RMD	RESMED, INC.	RMD	Equity
RMP	RICE MIDSTREAM PARTNERS LP	RMP	Equity
RMTI	ROCKWELL MEDICAL, INC.	RMTI	Equity
RNG	RINGCENTRAL, INC.	RNG	Equity
RNWK	REALNETWORKS, INC.	RNWK	Equity
ROK	ROCKWELL AUTOMATION	ROK	Equity
ROP	ROPER INDUSTRIES INC	ROP	Equity
ROST	ROSS STORES INC.	ROST	Equity
ROVI	ROVI CORPORATION	ROVI	Equity
ROYT	PACIFIC COAST OIL TRUST	ROYT	Equity
RPM	RPM INTERNATIONAL, INC	RPM	Equity
RPRX	REPROS THERAPEUTICS INC.	RPRX	Equity
RPTP	RAPTOR PHARMACEUTICALS CORPORATION	RPTP	Equity
RRC	RANGE RESOURCES CORPORATION	RRC	Equity
RRD	R.R. DONNELLEY & SONS COMPANY	RRD	Equity
RRGB	RED ROBIN GOURMET BURGERS, INC.	RRGB	Equity
RS	RELIANCE STEEL & ALUMINUM CO.	RS	Equity
RSG	REPUBLIC SERVICES	RSG	Equity
RSO	RESOURCE CAPITAL CORP.	RSO	Equity
RSP	GUGGENHEIM S&P 500 EQUAL WEIGHT ETF	RSP	ETF
RSPP	RSP PERMIAN, INC.	RSPP	Equity
RST	ROSETTA STONE INC	RST	Equity
RSX	MARKET VECTORS RUSSIA ETF	RSX	ETF
RT	RUBY TUESDAY, INC.	RT	Equity
RTEC	RUDOLPH TECHNOLOGIES INC.	RTEC	Equity
RTH	MARKET VECTORS RETAIL ETF	RTH	ETF
RTN	RAYTHEON COMPANY	RTN	Equity
RTRX	RETROPHIN, INC.	RTRX	Equity
RUBI	THE RUBICON PROJECT, INC.	RUBI	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
RUN	SUNRUN INC.	RUN	Equity
RUSL	DIREXION DAILY RUSSIA BULL 3X SHARES	RUSL	ETF
RUSS	DIREXION DAILY RUSSIA BEAR 3X ETF	RUSS	ETF
RVNC	REVANCE THERAPEUTICS, INC.	RVNC	Equity
RWM	PROSHARES SHORT RUSSELL2000	RWM	ETF
RY	ROYAL BANK OF CANADA	RY	Equity
RYAAY	RYANAIR HOLDINGS PLC	RYAAY	Equity
RYAM	RAYONIER ADVANCED MATERIALS INC.	RYAM	Equity
RYN	RAYONIER INC.	RYN	Equity
S	SPRINT CORPORATION	S	Equity
SA	SEABRIDGE GOLD INC	SA	Equity
SABR	SABRE CORPORATION	SABR	Equity
SAFM	SANDERSON FARMS IN	SAFM	Equity
SAGE	SAGE THERAPEUTICS, INC.	SAGE	Equity
SALE	RETAILMENOT, INC.	SALE	Equity
SAM	BOSTON BEER COMPANY, INC.	SAM	Equity
SAND	SANDSTORM GOLD LTD.	SAND	Equity
SANM	SANMINA CORPORATION	SANM	Equity
SANW	S&W SEED COMPANY	SANW	Equity
SAP	SAP AG	SAP	Equity
SAVE	SPIRIT AIRLINES, INC.	SAVE	Equity
SB	SAFE BULKERS INC.	SB	Equity
SBAC	SBA COMMUNICATION CORP	SBAC	Equity
SBGI	SINCLAIR BROADCASTING GRP	SBGI	Equity
SBGL	SIBANYE GOLD LIMITED	SBGL	Equity
SBH	SALLY BEAUTY HOLDINGS INC	SBH	Equity
SBLK	STAR BULK CARRIERS CORPORATION	SBLK	Equity
SBNY	SIGNATURE BANK	SBNY	Equity
SBS	COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO	SBS	Equity
SBUX	STARBUCKS CORPORATION	SBUX	Equity
SBY	SILVER BAY REALTY TRUST CORPORATION	SBY	Equity
SC	SANTANDER CONSUMER USA HOLDINGS INC.	SC	Equity
SCCO	SOUTHERN COPPER CORPORATION	SCCO	Equity
SCG	SCANA CORP.	SCG	Equity
SCHL	SCHOLASTIC CORPORATION	SCHL	Equity
SCHN	SCHNITZER STEEL INDUSTRIES, INC	SCHN	Equity
SCHW	THE CHARLES SCHWAB CORPORATION	SCHW	Equity
SCI	SERVICE CORPORATION INTERNATIONAL	SCI	Equity
SCMP	SUCAMPO PHARMACEUTICALS, INC.	SCMP	Equity
SCO	PROSHARE ULTRASHORT DJ UBS CRUDE OIL	SCO	ETF
SCON	SUPERCONDUCTOR TECHNOLOGIES, INC.	SCON	Equity
SCOR	COMSCORE INC	SCOR	Equity
SCS	STEELCASE, INC. CLASS A	SCS	Equity
SCSS	SELECT COMFORT CORPORATION	SCSS	Equity
SCTY	SOLARCITY CORP	SCTY	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
SCVL	SHOE CARNIVAL INC	SCVL	Equity
SDLP	SEADRILL PARTNERS LLC	SDLP	Equity
SDOW	PROSHARES ULTRAPRO SHORT DOW30	SDOW	ETF
SDR	SANDRIDGE MISSISSIPPIAN TRUST II	SDR	Equity
SDRL	SEADRILL LIMITED	SDRL	Equity
SDS	PROSHARES ULTRASHORT S&P500	SDS	ETF
SDT	SANDRIDGE MISSISSIPPIAN TRUST I	SDT	Equity
SDY	SPDR S&P DIVIDEND ETF	SDY	ETF
SE	SPECTRA ENERGY CORPORATION	SE	Equity
SEAS	SEAWORLD ENTERTAINMENT, INC.	SEAS	Equity
SEDG	SOLAREDGE TECHNOLOGIES, INC.	SEDG	Equity
SEE	SEALED AIR CORP	SEE	Equity
SEM	SELECT MEDICAL HOLDINGS CORPORATION	SEM	Equity
SEMG	SEMGROUP CORPORATION	SEMG	Equity
SEP	SPECTRA ENERGY PARTNERS LP	SEP	Equity
SFL	SHIP FINANCE INTERNATIONAL LIMITED	SFL	Equity
SFLY	SHUTTERFLY INC	SFLY	Equity
SFM	SPROUTS FARMERS MARKET, INC.	SFM	Equity
SFUN	SOUFUN HOLDINGS LTD.	SFUN	Equity
SGEN	SEATTLE GENETICS, INC.	SGEN	Equity
SGG	IPATH BLOOMBERG SUGAR SUB TR ETN	SGG	ETF
SGI	SILICON GRAPHICS INTERNATIONAL CORP	SGI	Equity
SGMO	SANGAMO BIOSCIENCES, INC.	SGMO	Equity
SGMS	SCIENTIFIC GAMES CORPORATION	SGMS	Equity
SGY	STONE ENERGY CORP.	SGY	Equity
SGYP	SYNERGY PHARMACEUTICALS, INC.	SGYP	Equity
SH	PROSHARES SHORT S&P 500	SH	ETF
SHAK	SHAKE SHACK INC.	SHAK	Equity
SHLD	SEARS HOLDINGS CORPORATION	SHLD	Equity
SHLX	SHELL MIDSTREAM PARTNERS, L.P.	SHLX	Equity
SHO	SUNSTONE HOTEL INVESTORS, INC.	SHO	Equity
SHOP	SHOPIFY INC.	SHOP	Equity
SHOS	SEARS HOMETOWN AND OUTLET STORES INC.	SHOS	Equity
SHPG	SHIRE PLC ADS	SHPG	Equity
SHW	THE SHERWIN-WILLIAMS COMPANY	SHW	Equity
SID	COMPANHIA SIDERURGICAL NACIONAL ADR	SID	Equity
SIG	SIGNET JEWELERS LIMITEDSHS	SIG	Equity
SIGM	SIGMA DESIGNS, INC.	SIGM	Equity
SIL	GLOBAL X SILVER MINERS ETF	SIL	ETF
SIMO	SILICON MOTION TECHNOLOGY CORP.	SIMO	Equity
SINA	SINA CORPORATION	SINA	Equity
SIRI	SIRIUS XM RADIO INC.	SIRI	Equity
SIVB	SVB FINANCIAL GROUP	SIVB	Equity
SIX	SIX FLAGS ENTERTAINMENT CORPORATION	SIX	Equity
SJM	J M SMUCKER COMPANY (THE)	SJM	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
SJNK	SPDR BARCLAYS SHORT TERM HIGH YIELD BOND ETF	SJNK	ETF
SKF	PROSHARES ULTRASHORT FINANCIALS	SKF	ETF
SKUL	SKULLCANDY, INC.	SKUL	Equity
SKX	SKETCHERS USA INCORPORATED	SKX	Equity
SKYW	SKYWEST INC.	SKYW	Equity
SLAB	SILICON LABORATORIES INC.	SLAB	Equity
SLB	SCHLUMBERGER LIMITED	SLB	Equity
SLCA	US SILICA HOLDINGS INC.	SLCA	Equity
SLG	SL GREEN REALTY CORP.	SLG	Equity
SLM	SLM CORP	SLM	Equity
SLV	ISHARES SILVER TRUST	SLV	ETF
SLW	SILVER WHEATON CORPORATION	SLW	Equity
SM	SM ENERGY COMPANY	SM	Equity
SMCI	SUPER MICRO COMPUTER, INC.	SMCI	Equity
SMFG	SUMITOMO MITSUI FINANCIAL GROUP, INC.	SMFG	Equity
SMG	THE SCOTTS MIRACLE-GRO COMPANY	SMG	Equity
SMH	MARKET VECTORS SEMICONDUCTOR ETF	SMH	ETF
SMLP	SUMMIT MIDSTREAM PARTNERS	SMLP	Equity
SMRT	STEIN MART, INC.	SMRT	Equity
SMTC	SEMTECH CORPORATION	SMTC	Equity
SN	SANCHEZ ENERGY CORP.	SN	Equity
SNA	SNAP-ON INCORPORATED	SNA	Equity
SNCR	SYNCHRONOSS TECHNOLOGIES, INC.	SNCR	Equity
SNDK	SANDISK CORPORATION	SNDK	Equity
SNE	SONY CORPORATION	SNE	Equity
SNH	SENIOR HOUSING PROPERTIES TRUST	SNH	Equity
SNI	SCRIPPS NETWORKS INTERACTIVE	SNI	Equity
SNMX	SENOMYX INC.	SNMX	Equity
SNN	SMITH & NEPHEW PLC	SNN	Equity
SNP	CHINA PETROLEUM AND CHEMICAL CORP	SNP	Equity
SNPS	SYNOPSYS INC.	SNPS	Equity
SNSS	SUNESIS PHARMACEUTICALS INC.	SNSS	Equity
SNTA	SYNTA PHARMACEUTICALS CORPORATION	SNTA	Equity
SNV	SYNOVUS FINANCIAL CORPORATION	SNV	Equity
SNX	SYNNEX CORPORATION	SNX	Equity
SNY	SANOFI	SNY	Equity
SO	SOUTHERN COMPANY	SO	Equity
SOCL	GLOBAL X SOCIAL MEDIA INDEX ETF	SOCL	ETF
SODA	SODASTREAM INTERNATIONAL LTD.	SODA	Equity
SOHU	SOHU.COM INC.	SOHU	Equity
SOL	RENESOLA LTD (ADS)	SOL	Equity
SONC	SONIC CORPORATION	SONC	Equity
SONS	SONUS NETWORKS INC.	SONS	Equity
SOXL	DIREXION DAILY SEMICONDUCTOR BULL 3X ETF	SOXL	ETF
SOXX	ISHARES PHLX SEMICONDUCTOR INDEX FUND	SOXX	ETF

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
SPG	SIMON PROPERTY GROUP INC.	SPG	Equity
SPGI	S&P GLOBAL INC.	SPGI	Equity
SPH	SUBURBAN PROPANE PARTNERS, L.P.	SPH	Equity
SPLK	SPLUNK, INC.	SPLK	Equity
SPLS	STAPLES, INC.	SPLS	Equity
SPLV	POWERSHARES S&P 500 LOW VOLATILITY ETF	SPLV	ETF
SPN	SUPERIOR ENERGY SERVICES, INC	SPN	Equity
SPNC	THE SPECTRANETICS CORPORATION	SPNC	Equity
SPPI	SPECTRUM PHARMACEUTICALS, INC.	SPPI	Equity
SPR	SPIRIT AEROSYSTEMS HOLDINGS INC	SPR	Equity
SPWR	SUNPOWER CORPORATION	SPWR	Equity
SPXC	SPX CORPORATION	SPXC	Equity
SPXL	DIREXION DAILY S&P 500 BULL 3X SHARES	SPXL	ETF
SPXS	DIREXION DAILY S&P 500 BEAR 3X SHARES (1:5 REVERSE	SPXS	ETF
SPXU	PROSHARES ULTRAPRO SHORT S&P500	SPXU	ETF
SPY	SPDR S&P 500 TRUST	SPY	ETF
SQ	SQUARE, INC.	SQ	Equity
SQM	CHEMICAL & MINING CO. OF CHILE INC.	SQM	Equity
SQNM	SEQUENOM INC.	SQNM	Equity
SQQQ	PROSHARES ULTRAPRO SHORT QQQ	SQQQ	ETF
SRCL	STERICYCLE, INC.	SRCL	Equity
SRE	SEMPRA ENERGY	SRE	Equity
SREV	SERVICESOURCE INTERNATIONAL, INC.	SREV	Equity
SRNE	SORRENTO THERAPEUTICS, INC.	SRNE	Equity
SRPT	SAREPTA THERAPEUTICS, INC.	SRPT	Equity
SRS	PROSHARES ULTRASHORT REAL ESTATE	SRS	ETF
SRTY	PROSHARES ULTRAPRO SHORT RUSSELL2000	SRTY	ETF
SSE	SEVENTY SEVEN ENERGY, INC.	SSE	Equity
SSNI	SILVER SPRING NETWORKS, INC.	SSNI	Equity
SSO	PROSHARES ULTRA S&P500	SSO	ETF
SSRI	SILVER STANDARD RESOURCES INC.	SSRI	Equity
SSTK	SHUTTERSTOCK, INC.	SSTK	Equity
SSW	SEASPAN CORPORATION	SSW	Equity
SSYS	STRATASYS INC.	SSYS	Equity
ST	SENSATA TECHNOLOGIES HOLDING	ST	Equity
STAA	STAAR SURGICAL COMPANY	STAA	Equity
STAR	ISTAR FINANCIAL INC.	STAR	Equity
STAY	EXTENDED STAY AMERICA, INC.	STAY	Equity
STE	STERIS CORP.	STE	Equity
STI	SUNTRUST BANKS, INC.	STI	Equity
STJ	ST. JUDE MEDICAL INC.	STJ	Equity
STKL	SUNOPTA INC.	STKL	Equity
STLD	STEEL DYNAMICS INC	STLD	Equity
STM	STMICROELECTRONICS NV	STM	Equity
STMP	STAMPS.COM, INC	STMP	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
STNG	SCORPIO TANKERS, INC.	STNG	Equity
STO	STATOIL ASA	STO	Equity
STON	STONEMOR PARTNERS LP	STON	Equity
STR	QUESTAR CORPORATION	STR	Equity
STRA	STRAYER EDUCATION, INC.	STRA	Equity
STRP	STRAIGHT PATH COMMUNICATIONS, INC.	STRP	Equity
STRZA	STARZ	STRZA	Equity
STT	STATE STREET CORPORATION	STT	Equity
STV	CHINA DIGITAL TV HOLDING CO., LTD.	STV	Equity
STWD	STARWOOD PROPERTY TRUST, INC.	STWD	Equity
STX	SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY	STX	Equity
STZ	CONSTELLATION BRANDS INC.	STZ	Equity
SU	SUNCOR ENERGY INC.	SU	Equity
SUN	SUNOCO L.P.	SUN	Equity
SUPN	SUPERNUS PHARMACEUTICALS, INC.	SUPN	Equity
SVU	SUPERVALU INC.	SVU	Equity
SVXY	PROSHARES SHORT VIX SHORT-TERM FUTURES	SVXY	ETF
SWC	STILLWATER MINING COMPANY	SWC	Equity
SWFT	SWIFT TRANSPORATION COMPANY	SWFT	Equity
SWHC	SMITH & WESSON HOLDING CORPORATION	SWHC	Equity
SWIR	SIERRA WIRELESS, INC	SWIR	Equity
SWK	STANLEY BLACK & DECKER	SWK	Equity
SWKS	SKYWORKS SOLUTIONS INC.	SWKS	Equity
SWN	SOUTHWESTERN ENERGY COMPANY	SWN	Equity
SXC	SUNCOKE ENERGY, INC.	SXC	Equity
SXE	SOUTHCROSS ENERGY PARTNERS L.P.	SXE	Equity
SXL	SUNOCO LOGISTICS PARTNERS, L.P.	SXL	Equity
SYF	SYNCHRONY FINANCIAL	SYF	Equity
SYK	STRYKER CORP	SYK	Equity
SYMC	SYMANTEC CORPORATION	SYMC	Equity
SYNA	SYNAPTICS, INC.	SYNA	Equity
SYRG	SYNERGY RESOURCES CORPORATION	SYRG	Equity
SYT	SYNGENTA AG	SYT	Equity
SYY	SYSCO CORPORATION	SYY	Equity
SZYM	SOLAZYME, INC.	SZYM	Equity
T	AT&T, INC.	T	Equity
TA	TRAVELCENTERS OF AMERICA LLC	TA	Equity
TAHO	TAHOE RESOURCES INC.	TAHO	Equity
TAL	TAL INTERNATIONAL GROUP INC	TAL	Equity
TAN	GUGGENHEIM SOLAR ETF	TAN	ETF
TAP	MOLSON COORS BREWING CO.	TAP	Equity
TASR	TASER INTERNATIONAL INC	TASR	Equity
TAXI	MEDALLION FINANCIAL, CORP	TAXI	Equity
TBF	PROSHARES SHORT 20+ YEAR TREASURY	TBF	ETF
TBT	PROSHARES ULTRASHORT 20+ YEAR TREASURY	TBT	ETF

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
TCAP	TRIANGLE CAPITAL CORPORATION	TCAP	Equity
TCBI	TEXAS CAPITAL BANCSHARES, INC.	TCBI	Equity
TCK	TECK RESOURCES LIMITED	TCK	Equity
TCP	TC PIPELINES, LP	TCP	Equity
TCS	THE CONTAINER STORE GROUP, INC.	TCS	Equity
TCX	TUCOWS, INC	TCX	Equity
TD	TORONTO DOMINION BANK	TD	Equity
TDC	TERADATA CORP.	TDC	Equity
TDG	TRANSDIGM GROUP, INC.	TDG	Equity
TDOC	TELADOC, INC.	TDOC	Equity
TDW	TIDEWATER INC.	TDW	Equity
TE	TECO ENERGY, INC.	TE	Equity
TECD	TECH DATA CORP	TECD	Equity
TECL	DIREXION DAILY TECHNOLOGY BULL 3X ETF	TECL	ETF
TEGP	TALLGRASS ENERGY GP, LP	TEGP	Equity
TEL	TE CONNECTIVITY LTD.	TEL	Equity
TEN	TENNECO INC	TEN	Equity
TENX	TENAX THERAPEUTICS, INC.	TENX	Equity
TEP	TALLGRASS ENERGY PARTNERS, L.P.	TEP	Equity
TER	TERADYNE,INC	TER	Equity
TERP	TERRAFORM POWER, INC.	TERP	Equity
TEVA	TEVA PHARMACEUTICAL INDUSTRIES LIMITED	TEVA	Equity
TEX	TEREX CORPORATION	TEX	Equity
TFSL	TFS FINANCIAL CORPORATION	TFSL	Equity
TGA	TRANSGLOBE ENERGY CORP	TGA	Equity
TGH	TEXTAINER GROUP HOLDINGS LIMITED	TGH	Equity
TGI	TRIUMPH GROUP, INC.	TGI	Equity
TGNA	TEGNA, INC.	TGNA	Equity
TGP	TEEKAY LNG PARTNERS LP	TGP	Equity
TGT	TARGET CORPORATION	TGT	Equity
TGTX	TG THERAPEUTICS, INC.	TGTX	Equity
THC	TENET HEALTHCARE CORP (25 SHRS)	THC	Equity
THLD	THRESHOLD PHARMACEUTICALS INC.	THLD	Equity
THO	THOR INDUSTRIES INC	THO	Equity
THR	THERMON GROUP HOLDINGS INC	THR	Equity
THRM	GENTHERM INC	THRM	Equity
THS	TREEHOUSE FOODS, INC.	THS	Equity
TIF	TIFFANY & COMPANY	TIF	Equity
TIME	TIME INC.	TIME	Equity
TIP	ISHARES BARCLAYS TIPS BOND FUND	TIP	ETF
TITN	TITAN MACHINERY, INC.	TITN	Equity
TIVO	TIVO INC.	TIVO	Equity
TJX	THE TJX COMPANIES, INC.	TJX	Equity
TK	TEEKAY CORP	TK	Equity
TKC	TURKCELL LLETISIM HIZMETLERI AS	TKC	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
TKR	TIMKEN COMPANY	TKR	Equity
TLGT	TELIGENT, INC.	TLGT	Equity
TLLP	TESORO LOGISTICS LP	TLLP	Equity
TLRD	TAILORED BRANDS, INC.	TLRD	Equity
TLT	ISHARES BARCLAYS 20+ YEAR TREAS BOND	TLT	ETF
TM	TOYOTA MOTOR CORP	TM	Equity
TMF	DIREXION DAILY 20+ YR TRSY BULL 3X ETF	TMF	ETF
TMH	TEAM HEALTH HOLDINGS, INC.	TMH	Equity
TMO	THERMO FISHER SCIENTIFIC INC.	TMO	Equity
TMUS	T-MOBILE US, INC.	TMUS	Equity
TMV	DIREXION DAILY 20 YEAR TREASURY BEAR 3X SHARES	TMV	ETF
TNA	DIREXION DAILY SMALL CAP BULL 3X SHARES	TNA	ETF
TNDM	TANDEM DIABETES CARE, INC.	TNDM	Equity
TNET	TRINET GROUP, INC.	TNET	Equity
TNGO	TANGOE INC.	TNGO	Equity
TNK	TEEKAY TANKERS LTD	TNK	Equity
TNP	TSAKOS ENERGY NAVIGATION LTD	TNP	Equity
TNXP	TONIX PHARMACEUTICALS HOLDING CORP	TNXP	Equity
TOL	TOLL BROTHERS INC.	TOL	Equity
TOO	TEEKAY OFFSHORE PARTNERS LP	TOO	Equity
TOT	TOTAL SA	TOT	Equity
TOUR	TUNIU CORPORATION	TOUR	Equity
TPH	TRI POINTE HOMES, INC.	TPH	Equity
TPLM	TRIANGLE PETROLEUM CORP.	TPLM	Equity
TPX	TEMPUR-PEDIC INTERNATIONAL INC.	TPX	Equity
TQQQ	PROSHARES ULTRA PRO QQQ	TQQQ	ETF
TREE	LENDINGTREE, INC.	TREE	Equity
TREX	TREX CO. INC.	TREX	Equity
TRGP	TARGA RESOURCES CORP.	TRGP	Equity
TRIP	TRIPADVISOR INC.	TRIP	Equity
TRMB	TRIMBLE NAVIGATION LIMITED	TRMB	Equity
TRN	TRINITY INDUSTRIES INC.	TRN	Equity
TROV	TROVAGENE, INC.	TROV	Equity
TROW	T. ROWE PRICE GROUP INC.	TROW	Equity
TROX	TRONOX LTD.	TROX	Equity
TRP	TRANSCANADA CORP.	TRP	Equity
TRQ	TURQUOISE HILL RESOURCES LTD.	TRQ	Equity
TRUE	TRUECAR, INC.	TRUE	Equity
TRV	THE TRAVELERS COMPANIES, INC.	TRV	Equity
TRX	TANZANIAN ROYALTY EXPLORATION	TRX	Equity
TS	TENARIS SA	TS	Equity
TSCO	TRACTOR SUPPLY COMPANY	TSCO	Equity
TSEM	TOWER SEMICONDUCTOR LTD.	TSEM	Equity
TSL	TRINA SOLAR LIMITED	TSL	Equity
TSLA	TESLA MOTORS, INC.	TSLA	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
TSM	TAIWAN SEMICONDUCTOR MFG. CO.	TSM	Equity
TSN	TYSON FOODS, INC.	TSN	Equity
TSO	TESORO CORPORATION	TSO	Equity
TSRA	TESSERA TECHNOLOGIES, INC.	TSRA	Equity
TSRO	TESARO, INC.	TSRO	Equity
TSS	TOTAL SYSTEM SERVICES, INC.	TSS	Equity
TSU	TIM PARTICIPACOES SA	TSU	Equity
TTM	TATA MOTORS LTD.	TTM	Equity
TTPH	TETRAPHASE PHARMACEUTICALS, INC.	TTPH	Equity
TTS	TILE SHOP HOLDINGS, INC.	TTS	Equity
TTWO	TAKE-TWO INTERACTIVE	TTWO	Equity
TU	TELUS CORPORATION	TU	Equity
TUBE	TUBEMOGUL, INC.	TUBE	Equity
TUES	TUESDAY MORNING CORPORATION	TUES	Equity
TUMI	TUMI HOLDINGS, INC.	TUMI	Equity
TUP	TUPPERWARE BRANDS CORP	TUP	Equity
TUR	ISHARES MSCI TURKEY	TUR	ETF
TV	GRUPO TELEVISA, S.A.B.	TV	Equity
TVPT	TRAVELPORT WORLDWIDE LIMITED	TVPT	Equity
TWC	TIME WARNER CABLE INC.	TWC	Equity
TWI	TITAN INTERNATIONAL, INC.	TWI	Equity
TWM	PROSHARES ULTRSHORT RUSSELL 2000(REVERSE SPLIT)	TWM	Equity
TWO	TWO HARBORS INVESTMENT CORPORATION	TWO	Equity
TWOU	2U, INC.	TWOU	Equity
TWTR	TWITTER INC.	TWTR	Equity
TWX	TIME WARNER INC.	TWX	Equity
TX	TERNIUM S.A.	TX	Equity
TXMD	THERAPEUTICSMD, INC	TXMD	Equity
TXN	TEXAS INSTRUMENTS INC.	TXN	Equity
TXRH	TEXAS ROADHOUSE, INC.	TXRH	Equity
TXT	TEXTRON INC.	TXT	Equity
TXTR	TEXTURA CORPORATION	TXTR	Equity
TYC	TYCO INTERNATIONAL LTD.	TYC	Equity
TYL	TYLER TECHNOLOGIES, INC.	TYL	Equity
TZA	DIREXION DAILY SMALL CAP BEAR 3X SHARES	TZA	ETF
TZOO	TRAVELZOO, INC.	TZOO	Equity
UA	UNDER ARMOUR, INC.	UA	Equity
UAL	UNITED CONTINENTAL HOLDINGS, INC.	UAL	Equity
UAN	CVR PARTNERS LP	UAN	Equity
UBNT	UBIQUITI NETWORKS INC.	UBNT	Equity
UBS	UBS GROUP AG	UBS	Equity
UCO	PROSHARES ULTRA DJ-UBS CRUDE OIL	UCO	ETF
UDN	POWERSHARES DB US DOLLAR INDEX BEARISH FUND	UDN	ETF
UDOW	PROSHARES ULTRAPRO DOW30	UDOW	ETF
UEC	URANIUM ENERGY CORP	UEC	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
UEIC	UNIVERSAL ELECTRONICS, INC.	UEIC	Equity
UEPS	NET 1 UEPS TECHNOLOGIES	UEPS	Equity
UFS	DOMTAR, CORP.	UFS	Equity
UGI	UGI CORPORATION	UGI	Equity
UHS	UNIVERSAL HEALTH SERVICES INC	UHS	Equity
UIHC	UNITED INSURANCE HOLDINGS CORPORATION	UIHC	Equity
UIS	UNISYS CORPORATION	UIS	Equity
UL	UNILEVER PLC	UL	Equity
ULTA	ULTA SALON COSMETICS & FRAGRANCE INC	ULTA	Equity
ULTI	ULTIMATE SOFTWARE GROUP INC	ULTI	Equity
UN	UNILEVER NV	UN	Equity
UNFI	UNITED NATURAL FOODS, INC.	UNFI	Equity
UNG	UNITED STATES NATURAL GAS	UNG	ETF
UNH	UNITEDHEALTH GROUP INCORPORATED	UNH	Equity
UNIS	UNILIFE CORPORATION	UNIS	Equity
UNM	UNUM GROUP	UNM	Equity
UNP	UNION PACIFIC CORPORATION	UNP	Equity
UNT	UNIT CORPORATION	UNT	Equity
UNTD	UNITED ONLINE INC	UNTD	Equity
UNXL	UNI-PIXEL, INC.	UNXL	Equity
UPRO	PROSHARES ULTRAPRO S&P 500	UPRO	ETF
UPS	UNITED PARCEL SERVICE, INC.	UPS	Equity
URA	GLOBAL X URANIUM ETF	URA	ETF
URBN	URBAN OUTFITTERS INC	URBN	Equity
URE	PROSHARES ULTRA REAL ESTATE	URE	ETF
URI	UNITED RENTALS, INC.	URI	Equity
USAC	USA COMPRESSION PARTNERS, L.P.	USAC	Equity
USB	U.S. BANCORP	USB	Equity
USEG	US ENERGY CORP	USEG	Equity
USG	USG CORPORATION	USG	Equity
USO	UNITED STATES OIL FUND	USO	ETF
UTEK	ULTRATECH STEPPER, INC.	UTEK	Equity
UTHR	UNITED THERAPEUTICS CORP	UTHR	Equity
UTX	UNITED TECHNOLOGIES CORPORATION	UTX	Equity
UUP	POWERSHARES DB US DOLLAR INDEX BULLISH	UUP	ETF
UVE	UNIVERSAL INSURANCE HOLDINGS, INC.	UVE	Equity
UVXY	PROSHARES ULTRA VIX SHORT-TERM FUT ETF	UVXY	ETF
UWM	PROSHARES ULTRA RUSSELL2000	UWM	ETF
UYG	PROSHARES ULTRA FINANCIALS	UYG	ETF
V	VISA INC.	V	Equity
VA	VIRGIN AMERICA, INC.	VA	Equity
VAC	MARRIOTT VACATIONS WORLDWIDE CORP.	VAC	Equity
VAL	VALSPAR CORPORATION (THE)	VAL	Equity
VALE	VALE S.A.	VALE	Equity
VAR	VARIAN MEDICAL SYSTEMS, INC.	VAR	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
VBR	VANGUARD SMALL-CAP VALUE ETF	VBR	ETF
VC	VISTEON CORP.	VC	Equity
VDE	VANGUARD ENERGY ETF	VDE	ETF
VDSI	VASCO DATA SECURITY INTERNATIONAL, INC.	VDSI	Equity
VEA	VANGUARD FTSE DEVELOPED MARKETS ETF	VEA	ETF
VECO	VEECO INSTRUMENTS	VECO	Equity
VEEV	VEEVA SYSTEMS INC.	VEEV	Equity
VER	VEREIT, INC.	VER	Equity
VFC	VF CORPORATION	VFC	Equity
VGK	VANGUARD MSCI EUROPE ETF	VGK	ETF
VGR	VECTOR GROUP LTD.	VGR	Equity
VHC	VIRNETX HOLDING CORP	VHC	Equity
VIAB	VIACOM, INC.	VIAB	Equity
VIAV	VIAVI SOLUTIONS INC.	VIAV	Equity
VIP	VIMPELCOM LTD.	VIP	Equity
VIPS	VIPSHOP HOLDINGS LIMITED	VIPS	Equity
VIRT	VIRTU FINANCIAL, INC.	VIRT	Equity
VIV	TELEFONICA BRASIL S.A.	VIV	Equity
VIVO	MERIDIAN BIOSCIENCE INC.	VIVO	Equity
VIXY	PROSHARES VIX SHORT-TERM FUTURES ETF	VIXY	ETF
VJET	VOXELJET AG	VJET	Equity
VLO	VALERO ENERGY CORPORATION	VLO	Equity
VLP	VALERO ENERGY PARTNERS LP	VLP	Equity
VLY	VALLEY NATIONAL BANCORP	VLY	Equity
VMC	VULCAN MATERIALS COMPANY	VMC	Equity
VMEM	VIOLIN MEMORY, INC.	VMEM	Equity
VMI	VALMONT INDUSTRIES, INC.	VMI	Equity
VMW	VMWARE, INC.	VMW	Equity
VNCE	VINCE HOLDING CORPORATION	VNCE	Equity
VNDA	VANDA PHARMACEUTICALS, INC.	VNDA	Equity
VNET	21VIANET GROUP INC	VNET	Equity
VNO	VORNADO REALTY TRUST	VNO	Equity
VNQ	VANGUARD REIT ETF	VNQ	ETF
VNR	VANGUARD NATURAL RESOURCES LLC.	VNR	Equity
VNTV	VANTIV, INC.	VNTV	Equity
VOC	VOC ENERGY TRUST	VOC	Equity
VOD	VODAFONE GROUP PUBLIC LIMITED COMPANY	VOD	Equity
VOO	VANGUARD S&P 500 ETF	VOO	ETF
VOYA	VOYA FINANCIAL INC.	VOYA	Equity
VRA	VERA BRADLEY, INC.	VRA	Equity
VRNT	VERINT SYSTEMS, INC.	VRNT	Equity
VRSK	VERISK ANALYTICS, INC.	VRSK	Equity
VRSN	VERISIGN, INC.	VRSN	Equity
VRTX	VERTEX PHARMACEUTICALS INCORPORATED	VRTX	Equity
VRX	VALEANT PHARMACEUTICALS INTERNATIONAL, INC.	VRX	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
VSAT	VIASAT, INC.	VSAT	Equity
VSH	VISHAY INTERTECHNOLOGY	VSH	Equity
VSI	VITAMIN SHOPPE INC.	VSI	Equity
VSLR	VIVINT SOLAR, INC.	VSLR	Equity
VT	VANGUARD TOTAL WORLD STOCK ETF	VT	ETF
VTI	VANGUARD TOTAL STOCK MARKET ETF	VTI	ETF
VTL	VITAL THERAPIES, INC.	VTL	Equity
VTNR	VERTEX ENERGY, INC.	VTNR	Equity
VTR	VENTAS, INC.	VTR	Equity
VTTI	VTTI ENERGY PARTNERS LP	VTTI	Equity
VUZI	VUZIX CORPORATION	VUZI	Equity
VVUS	VIVUS INC.	VVUS	Equity
VWO	VANGUARD MSCI EMERGING MARKETS ETF	VWO	ETF
VXX	IPATH S&P 500 VIX ST FUTURES ETN	VXX	ETF
VXZ	IPATH S&P 500 VIX MT FUTURES ETN	VXZ	ETF
VZ	VERIZON COMMUNICATIONS INC.	VZ	Equity
W	WAYFAIR INC.	W	Equity
WAB	WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION	WAB	Equity
WAC	WALTER INVESTMENT MANAGEMENT CORP.	WAC	Equity
WAGE	WAGEWORKS, INC.	WAGE	Equity
WAT	WATERS CORPORATION	WAT	Equity
WB	WEIBO CORP. (ADR)	WB	Equity
WBA	WALGREENS BOOTS ALLIANCE, INC.,	WBA	Equity
WBAI	500.COM LIMITED	WBAI	Equity
WBMD	WEBMD HEALTH CORP.	WBMD	Equity
WCC	WESCO INTERNATIONAL	WCC	Equity
WCG	WELLCARE HEALTH PLAN INC	WCG	Equity
WD	WALKER & DUNLOP, INC.	WD	Equity
WDAY	WORKDAY, INC.	WDAY	Equity
WDC	WESTERN DIGITAL CORPORATION	WDC	Equity
WDR	WADDELL & REED FINANCIAL	WDR	Equity
WEB	WEB.COM GROUP, INC.	WEB	Equity
WEC	WISCONSIN ENERGY CORP.	WEC	Equity
WEN	THE WENDY'S COMPANY	WEN	Equity
WES	WESTERN GAS PARTNERS L.P.	WES	Equity
WETF	WISDOMTREE INVESTMENTS, INC	WETF	Equity
WFC	WELLS FARGO & COMPANY	WFC	Equity
WFM	WHOLE FOODS MARKET, INC.	WFM	Equity
WFT	WEATHERFORD INTERNATIONAL LTD.	WFT	Equity
WGO	WINNEBAGO INDUSTRIES, INC	WGO	Equity
WHR	WHIRLPOOL CORPORATION	WHR	Equity
WIFI	BOINGO WIRELESS, INC.	WIFI	Equity
WIN	WINDSTREAM CORPORATION	WIN	Equity
WINT		WINT	Equity
WIT	WIPRO LTD.	WIT	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
WIX	WIX.COM LTD.	WIX	Equity
WLB	WESTMORELAND COAL COMPANY	WLB	Equity
WLH	WILLIAM LYON HOMES	WLH	Equity
WLK	WESTLAKE CHEMICAL CORP	WLK	Equity
WLKP	WESTLAKE CHEMICAL PARTNERS LP	WLKP	Equity
WLL	WHITING PETROLEUM CORPORATION	WLL	Equity
WM	WASTE MANAGEMENT, INC.	WM	Equity
WMB	WILLIAMS COMPANIES, INC.	WMB	Equity
WMC	WESTERN ASSET MORTGAGE CAPITAL CORPORATION	WMC	Equity
WMGI	WRIGHT MEDICAL GROUP N.V.	WMGI	Equity
WMT	WAL-MART STORES INC.	WMT	Equity
WNC	WABASH NATIONAL CORP.	WNC	Equity
WNR	WESTERN REFINING, INC.	WNR	Equity
WNRL	WESTERN REFINING LOGISTICS, LP	WNRL	Equity
WOOF	VCA INC.	WOOF	Equity
WOR	WORTHINGTON INDUSTRIES,INC.	WOR	Equity
WPC	W.P. CAREY INC.	WPC	Equity
WPG	WASHINGTON PRIME GROUP INC.	WPG	Equity
WPRT	WESTPORT INNOVATIONS INC.	WPRT	Equity
WPX	WPX ENERGY INC.	WPX	Equity
WPZ	WILLIAMS PARTNERS LP	WPZ	Equity
WR	WESTAR ENERGY, INC.	WR	Equity
WRES	WARREN RESOURCES INC	WRES	Equity
WRK	WESTROCK COMPANY	WRK	Equity
WSM	WILLIAMS-SONOMA INC	WSM	Equity
WSR	WHITESTONE REIT	WSR	Equity
WTI	W&T OFFSHORE INC	WTI	Equity
WTW	WEIGHT WATCHERS INTL., INC.	WTW	Equity
WU	THE WESTERN UNION COMPANY	WU	Equity
WUBA	58.COM INC.	WUBA	Equity
WWAV	THE WHITEWAVE FOODS COMPANY	WWAV	Equity
WWE	WORLD WRESTLING ENTERTAINMENT INC	WWE	Equity
WWW	WOLVERINE WORLD WIDE INC	WWW	Equity
WY	WEYERHAEUSER COMPANY	WY	Equity
WYN	WYNDHAM WORLDWIDE CORP	WYN	Equity
WYNN	WYNN RESORTS LTD.	WYNN	Equity
X	UNITED STATES STEEL CORPORATION	X	Equity
XBI	SPDR S&P BIOTECH ETF	XBI	ETF
XCO	EXCO RESOURCES, INC.	XCO	Equity
XCRA	XCERRA CORPORATION	XCRA	Equity
XEC	CIMAREX ENERGY CO.	XEC	Equity
XEL	XCEL ENERGY INC	XEL	Equity
XES	SPDR S&P OIL & GAS EQUIPMENT & SVCS ETF	XES	ETF
XHB	SPDR S&P HOMEBUILDERS	XHB	ETF
XIN	XINYUAN REAL ESTATE COMPANY LTD	XIN	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
XL	XL GROUP PLC	XL	Equity
XLB	MATERIALS SELECT SECTOR SPDR	XLB	ETF
XLE	ENERGY SELECT SECTOR SPDR	XLE	ETF
XLF	FINANCIAL SELECT SECTOR SPDR	XLF	ETF
XLI	INDUSTRIAL SELECT SECTOR SPDR	XLI	ETF
XLK	TECHNOLOGY SELECT SECTOR SPDR	XLK	ETF
XLNX	XILINX INC.	XLNX	Equity
XLP	CONSUMER STAPLES SELECT SECTOR SPDR	XLP	ETF
XLRN	ACCELERON PHARMA, INC.	XLRN	Equity
XLU	UTILITIES SELECT SECTOR SPDR	XLU	ETF
XLV	HEALTH CARE SELECT SECTOR SPDR	XLV	ETF
XLY	CONSUMER DISCRETIONARY SELECT SPDR	XLY	ETF
XME	SPDR S&P METALS & MINING	XME	ETF
XNPT	XENOPORT INC.	XNPT	Equity
XOM	EXXON MOBIL CORPORATION	XOM	Equity
XOMA	XOMA CORPORATION	XOMA	Equity
XON	INTREXON CORPORATION	XON	Equity
XONE	THE EXONE COMPANY	XONE	Equity
XOP	SPDR S&P OIL & GAS EXPLORATION & PROD	XOP	ETF
XPO	XPO LOGISTICS, INC.	XPO	Equity
XPP	PROSHARES ULTRA FTSE CHINA 50	XPP	ETF
XRAY	DENTSPLY INTL, INC.	XRAY	Equity
XRS	TAL EDUCATION GROUP	XRS	Equity
XRT	SPDR S&P RETAIL	XRT	ETF
XRX	XEROX CORPORATION	XRX	Equity
XXIA	IXIA	XXIA	Equity
XXII	22ND CENTURY GROUP, INC.	XXII	Equity
XYL	XYLEM INC.	XYL	Equity
YANG	DIREXION DAILY FTSE CHINA BEAR 3X SHARES	YANG	ETF
YCS	PROSHARES ULTRASHORT YEN	YCS	ETF
YELP	YELP, INC.	YELP	Equity
YGE	YINGLI GREEN ENERGY HOLDING CO., LTD	YGE	Equity
YHOO	YAHOO! INC.	YHOO	Equity
YINN	DIREXION DAILY CHINA 3X BULL SHARES	YINN	ETF
YNDX	YANDEX NV	YNDX	Equity
YRCW	YRC WORLDWIDE INC (REVERSE SPLIT)	YRCW	Equity
YUM	YUM! BRANDS, INC.	YUM	Equity
YY	YY INC.	YY	Equity
YZC	YANZHOU COAL MINING CO. LTD.	YZC	Equity
Z	ZILLOW GROUP, INC.	Z	Equity
ZAGG	ZAGG INC	ZAGG	Equity
ZAYO	ZAYO GROUP HOLDINGS, INC.	ZAYO	Equity
ZBH	ZIMMER BIONET HOLDINGS, INC.	ZBH	Equity
ZBRA	ZEBRA TECHNOLOGIES CORP.	ZBRA	Equity
ZEN	ZENDESK, INC.	ZEN	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
ZFGN	ZAFGEN, INC.	ZFGN	Equity
ZG	ZILLOW GROUP, INC	ZG	Equity
ZGNX	ZOGENIX, INC.	ZGNX	Equity
ZION	ZIONS BANCORP	ZION	Equity
ZIOP	ZIOPHARM ONCOLOGY, INC.	ZIOP	Equity
ZLTQ	ZELTIQ AESTHETICS INC.	ZLTQ	Equity
ZNGA	ZYNGA, INC.	ZNGA	Equity
ZNH	CHINA SOUTHERN AIRLINES CO. LTD.	ZNH	Equity
ZOES	ZOE'S KITCHEN, INC.	ZOES	Equity
ZSL	PROSHARES ULTRASHORT SILVER (20 SHARES)	ZSL	ETF
ZTS	ZOETIS INC.	ZTS	Equity
ZUMZ	ZUMIEZ INC	ZUMZ	Equity